

let's talk about ...

2006 | ANNUAL REPORT



TSYS®

SERVICE

VISION







EXPANSION

INTEGRATION





QUALITY



DIVERSIFICATION



... the world of PAYMENTS

At TSYS®, we talk every day about making sure the payments stay backstage, behind the curtains. It's the moments in your life — surrounded by expectation and emotion — that belong in the spotlight.

Arguably, there's never been a more practical device created than the payment card. Has any innovation matched its worldwide growth in the last 50 years? Its form has barely changed in a half-century, but its function has tapped nearly every minute of every day. And just wait 'til you see the new ideas being tested today.

From billions of pockets and handbags, payment cards have become the ubiquitous point of access for countless life experiences, whether momentous or fleeting or plain.

True, you probably don't know that TSYS touches hundreds and hundreds of transactions every second. In fact, you probably don't think at all about the dozens of steps in the process behind every payment. That's just the way we like it.

Let's talk over the next few pages about what we do in the world of payments. The people of TSYS keep the payment networks humming with the moments in millions of people's lives, but all the while understanding that none is exactly like yours.

So you relish the stage. We'll tend the lights and curtains.



TABLE OF CONTENTS

Dear Shareholders and Friends:



[PHILIP W. TOMLINSON, *chairman of the board & chief executive officer*]

At TSYS, we've just finished one of the most remarkable years in the history of our company.

One year ago, we were bracing for the departures of two major clients, and grappling with how to increase our revenues and reduce our expenses to continue our growth. Frankly, it was one of the most difficult challenges our team has ever addressed. Now we're ready to close that chapter and look ahead. Our leadership team has demonstrated impressive discipline, prudence and wisdom in achieving our goals for 2006 and a respectable outlook for 2007.

All executive photographs were taken in the G8 Summit Room at The Cloister at Sea Island, Georgia.

In 2006, the TSYS team executed some of the most complex conversions ever conceived in the payments industry, and we did so with minimal risk and disruption for TSYS and our clients. We've added a total of 91 million new accounts for 18 new clients and program launches in 2006, and revenue-generating activity on a total of 416 million cardholder accounts at year-end surpassed our expectations, in large part compensating for the client departures we experienced. For instance, total processing volumes during the peak holiday-spending period increased 12.8 percent*, boosted by new clients like Capital One Financial Corporation, The Toronto-Dominion Bank and another significant private-label retailer, among others. In addition, TSYS achieved a new single-day processing record of more than 70 million transactions — a milestone surpassed on three separate days in the peak season.

This better-than-expected year-end result was one of several key factors in our financial performance for the year. Net income reached $249.2 million in 2006, a 28.1-percent increase over 2005, on total revenues of nearly $1.8 billion, an increase of 11.5 percent. These results included the financial impact for the early termination of a large contract, which had been anticipated since late 2005.

However, it's also important to understand our financial performance excluding the total impact of that termination. Disregarding the effect of the termination, total revenues increased 7.5 percent to $1.7 billion and net income increased 7.1 percent to $208.3 million in 2006. This perspective results in a more comparable forecast for 2007, which we raised in the first quarter. Excluding the early-termination considerations, we expect net income will increase 14–17 percent on total revenues that are expected to increase 2–5 percent compared to 2006. In contrast, based on generally accepted accounting principles (that is, including the total impact of the early-termination considerations), we expect net income and total revenues will decrease 5–3 percent.

As this forecast implies, we have learned to generate value for our clients and shareholders even in the midst of challenging business cycles. I know how hard the TSYS team has worked every day to achieve our financial goals, and we have accomplished impressive results in our quest for new revenue opportunities and operating efficiencies. In addition to new clients like Capital One, a top-five global issuer, TSYS also won relationships with other financial institutions such as Wachovia Corporation, Banco Popular de Puerto Rico and Rabobank of The Netherlands, among several others.

We've experienced more impressive international expansion this year than ever, including the launch of an unprecedented number of prepaid programs in Europe and Japan. The acquisition of TSYS Card Tech, Ltd., dramatically expanded our geographic footprint, placing TSYS in 75 countries and strategically bringing access to a critical blend of issuing and acquiring technologies in close proximity to important markets worldwide. The demand for services from TSYS Card Tech is exciting.

In the Asia-Pacific, industry analysts credited TSYS as the first and only third-party processor in Japan to offer multi-currency support through an innovative debit product for two of Japan's most recognized companies: Toyota Finance Corp., the financial-services division of Toyota Motor Corp., and Nikko Cordial Securities, one of the largest securities firms in Japan. After working patiently for years toward a breakthrough, a second agreement followed soon after, to process a prepaid card for United Cinemas in Japan.

Similarly, last year's breakthroughs in the People's Republic of China were exciting as well. At year-end, China UnionPay Data Co., Ltd. (CUP Data), in which TSYS holds a 44.5-percent equity investment, reported 30 credit- and debit-processing agreements. This includes three of the four largest issuing banks that use outsourced services. In the years ahead, China will continue to develop as one of the world's most dynamic emerging markets, and is projected to comprise over 20 percent of the financial cards in circulation by 2009, according to projections by Euromonitor International.

TSYS expanded its office in Spain, and added new offices in Cyprus, United Arab Emirates and Malaysia. Additional new offices in India, Germany, Italy and France are planned in 2007.

TSYS is pursuing new technology markets with the same intensity as new geographic markets. Several examples highlight our progress. TSYS now ranks as the No. 1 processor of transaction-enabled healthcare cards, supporting nearly 11 million accounts for one of the nation's leading custodians of health-savings accounts. We are continuing to streamline processes behind payments in the healthcare industry. We're also supporting the efforts of Green Dot Corp. — a pioneering client that has driven nationwide distribution and acceptance of Visa, MasterCard and Discover prepaid cards for underserved consumers — to implement a new product and broaden its reloading network with one of the world's largest retailers.

Year-over-year increase for the period from Nov. 1, 2006, to Dec. 25, 2006.

In a relatively short span of time, Enhancement Services Corporation (ESC Loyalty), has transitioned from a loyalty-fulfillment provider — the company that redeems your loyalty points in exchange for merchandise or travel — to a full-service loyalty-processing and consulting partner with a new technology platform. ESC Loyalty has relationships with several household names in banking and retailing, including a new relationship with Capital One, which is known as one of the most innovative loyalty players in the credit-card industry.

TSYS Acquiring Solutions has focused on securing future revenue streams by renewing long-term agreements with six of its largest clients. Investments in product development resulted in new services for contactless payments, merchant cash advance, multi-currency processing, enhanced merchant statements, expanded reporting capabilities, and a single Internet-based interface for rapid start-up and maintenance of merchant accounts. Underscoring our commitment to excellence in data-protection standards, TSYS Acquiring Solutions also achieved critical industry security certifications. Looking ahead, TSYS Acquiring Solutions will fully integrate Discover Network card acceptance into its product offering and is mapping out strategies for international processing.

TSYS processed nearly 13.2 billion issuing and acquiring monetary transactions in 2006. But because of the evolving capacity of our company in 2006, we have considered every conceivable opportunity for expense savings and operating efficiencies. Some of those successes deserve your attention.

We have reduced the total number of mainframe computers and storage devices in our data centers by renegotiating leases and service agreements with our technology partners, which positions us to more efficiently manage processing volumes during the transition of large clients.

We are thinking smartly about employment costs. TSYS reduced headcount by 3 percent in 2006 (excluding the impact of acquisitions). We will continue to hire for critical positions while eliminating others primarily through attrition. Headcount will continue to receive close scrutiny throughout the year in 2007.

As you consider your TSYS investment in the years ahead, you should be aware of several important themes behind our growth strategies.

In recent months, we have worked diligently to demonstrate to our clients and prospects that the value their relationship with TSYS brings across their financial enterprise cannot be matched by other competitors in the marketplace. We have existing relationships with 11 of the world's 20 largest banks; I believe that our discussions with others in that category eventually will lead to long-term relationships with TSYS.

Adding TSYS Card Tech's technologies to our suite of services improves the value that TSYS can profitably deliver to a broader range of financial institutions, especially those in emerging markets worldwide. So we will continue to refine our propositions for processing relationships to more effectively target clients of all sizes, in virtually any market around the world.

Over time, our TS2® payments engine has become recognized as the industry's "gold standard" for payment technology. We don't take that for granted. As you'll read in later pages, we are creating our vision for the next generation of payment technologies, a series of improvements that will transform the quality and value of our clients' interactions with TSYS, as well as the quality of experience that they provide their customers.

Similarly, we have identified several expansion opportunities that would complement or enhance our current operations. These include expanding our consulting franchise with improved data analytics and new acquiring services and technologies, among others.

We do not make decisions or set strategies with a quarter-to-quarter mindset. We are in business to create lasting, long-term relationships — with our clients and with our shareholders. Our goal is to deliver consistent earnings growth that ranks TSYS solidly among the growth companies in the world of financial technology. Considering the totality of our business today, I believe that we are strongly positioned to achieve that goal.

On behalf of TSYS team members worldwide, it's my privilege to thank you sincerely for your support of our company through the years.

Respectfully,



PHILIP W. TOMLINSON
Chairman of the Board & Chief Executive Officer

Financial Highlights

(dollars in thousands)



$723,963
$828,301
$956,619
$1,289,790
$1,434,433
02
03
04
05
06
Revenues, before reimbursable items*
$157,672
$190,579
$202,214
$287,129
$357,082
02
03
04
05
06
Operating income
$125,805
$140,973
$150,558
$194,520
$249,163
02
03
04
05
06
Net income

(dollars in thousands, except per share data)	2006	2005	% Change
Revenues, before reimbursable items*	$1,434,433	$1,289,790	11.2
Total revenues	1,787,170	1,602,931	11.5
Operating income	357,082	287,129	24.4
Net income	249,163	194,520	28.1
Basic earnings per share	1.27	0.99	28.3
Diluted earnings per share	1.26	0.99	28.3
Return on average equity	26.5%	24.4%	
Operating margin	20.0%	17.9%	
Net profit margin	13.9%	12.1%	

** Reimbursable items include payments from clients to TSYS for "out-of-pocket" expenses, such as postage.*

It's still hard to understand how you make money — can you explain the basics?



"We live and work in a growth industry, and it will continue to grow as long as cash and checks are being displaced by electronic payments. The key to staying ahead of the curve is knowing your customers and accurately anticipating their needs everywhere they compete."

[WILLIAM A. PRUETT, *senior executive vice president & chief client officer*]

TSYS is paid for the services that are applied to processing authorizations and transactions — nearly 9.2 billion and 13.2 billion, respectively, in 2006 — but not based on the value of the purchase itself. Here's a simple overview of the core services that TSYS provides to issuing and acquiring institutions.

Apply and approve. When a consumer applies for a card, TSYS evaluates creditworthiness and creates an account record based on customer specifications. TSYS then creates the card and mails it to the consumer.

Swipe and verify. When a consumer spends with the card, TSYS routes the transaction through the payment network. Then TSYS transfers payment to the merchant overnight. TSYS also sells payment terminals and supports the merchants' point-of-sale equipment.

Authorize. When the card is swiped, the authorization engine at TSYS approves or declines the transaction based on parameters of the cardholder's account, such as credit limit, available funds or relative risk of fraud.

Settlement. TSYS routes payments between the cardholder's issuer and the merchant's acquirer through Visa, MasterCard or other networks, assuring that everyone is properly paid at the end of the day.

Statements. TSYS produces and mails monthly account statements to cardholders and merchants, including nearly one-half billion customer statements in 2006. TSYS also produces other promotional materials that are included in the statements.

Behavior analysis. TSYS offers analytical technologies to help issuers understand their customers' payment patterns and preferences. This can be the heart of the relationship between the financial institution and the merchant or consumer, as the institutions seek to capture greater value from their existing customers and their customers demand ever-greater utility.

Rewards. Most institutions employ loyalty and rewards strategies to attract and retain the best customers. TSYS offers banks and retailers technology, consulting, customer support and fulfillment for their rewards programs.

Customer service. Our integrated software engines empower the financial institution's service agents to solve customers' and merchants' problems efficiently, often in real time. Workflow-management technology places a holistic view of the customer relationship at the agent's fingertips. Financial institutions often outsource these customer-service functions to TSYS, which operates contact centers worldwide.

Like the invisible handshake that connects the world's buyers and sellers, the core services from TSYS provide the expertise, service and technology that financial institutions, retailers and merchants require to issue and accept cards for payments. This includes support for more than 416 million accounts and more than 1 million merchants. With a strong record of organic revenue growth, including 10.9 percent in 2006*, TSYS has earned a trusted position as one of the world's leading payment-services companies.

We know that the world of payments is more than just buying and selling — it's proof that you remembered who's important even when you were half-a-world away.

* *Revenues from electronic payment-proccessing services.*

Global Purchase Transaction Growth

credit and debit cards


Transactions (in billions)
100
80
60
40
20
0
2000
2002
2004
2006
2008E
2010E
Worldwide
United States only

Source: The Nilson Report. Transactions to acquire goods and services, excluding cash withdrawals. 2007–2010 growth based on estimates.

We often say that TSYS has become a global provider of payment services fit for any market in the world. From our roots as an innovative partner for credit-card portfolios, TSYS now delivers a wide range of new payment tools and complementary services — providing critical expertise and technology for acquirers that enable merchants to accept electronic payments and issuers that provide payment products to consumers.

From the gas pump to the tune-up, we understand what it takes to keep your adventure on the road — even when there's no room for a wallet.

The Real Value of Loyalty


REWARDS
Monthly Spending Levels
$2,500
$2,000
$1,500
$1,000
$500
216%
37%
25%
34%
Without rewards
With rewards
A
B
C
D
Banks


REDEEMERS
Monthly Spending Levels
$3,000
$2,500
$2,000
$1,500
$1,000
$500
284%
355%
Customers who do not redeem points
Customers who do redeem points
A
B
Banks

Source: ESC Loyalty proprietary portfolio comparisons of selected clients

How is TSYS working to become a comprehensive payment-services company, not just a "credit-card processor"?



"As the velocity of innovation and competition in the payments market increases by the day, it's more important than ever for TSYS to maintain its position as a trusted agent that institutions can rely on to tap greater value from their portfolios and offer greater utility to their customers."

[J. MATTHEW JARDINA, *group executive, North American sales & value-added products*]

Our diversification strategies at TSYS have focused on filling gaps with complementary new products, reaching new countries and delivering services that create greater value among our existing clients.

Revenues from acquired businesses — acquiring, loyalty and others — collectively have increased at a 68-percent compound annual rate over the past four years. To continue winning market share from competitors, TSYS is extending its presence across the payments chain and penetrating new markets with support for new products like contactless payment devices and prepaid cards.

International expansion offers attractive channels to increase revenues and profitability while reducing our dependence on the United States as a primary market. Over the next five years, TSYS aims to become the preferred consumer-finance processing company anywhere we do business. The goal will require greater discipline in pursuing multiple country strategies at once, patient planning for long-term results and savvy discernment when deciding among build, buy or partnership approaches.

As a result of our efforts to branch out in recent years, TSYS is positioned to provide service and support to the customer account from its initial acquisition to final collection and every stage in between. One example: Recent enhancements in portfolio analytics at TSYS are enabling our clients to quantify the power of an efficiently managed loyalty program, in which the monthly spending of cardholders who redeem loyalty points can be three or four times greater than those who do not.

From our traditional strength in credit cards, TSYS is positioned to capitalize on the 38-percent compound annual growth projected for all forms of prepaid applications, an opportunity that's expected to capture $236 billion in spending by 2009, according to Mercator Advisory Group. And with a strategic blend of technology choices now available through TSYS Card Tech, we can bring multinational financial institutions to emerging markets or serve existing institutions in those markets with incredible efficiency.

We hear more about TSYS becoming "truly international" every year — are you there yet?



"By combining our company's distinctive blend of service and technology with respect and understanding for local business cultures, TSYS aims to be considered the preferred partner in every market where we compete around the world."

[GAYLON JOWERS JR., *president, TSYS International*]

With promising revenue opportunities in foreign markets, we are methodically focused on investing in long-term client relationships around the world. Between 2004 and 2009, for example, the Asia-Pacific region's share of card-based transactions is expected to expand from 38 percent to 53 percent, a much faster rate than North America. We've made excellent progress to date: TSYS has relationships with 11 of the world's 20 largest financial institutions (by asset size), with encouraging business opportunities among many of the rest.

Emerging middle-class populations around the world are a powerful force driving our expansion to global markets. Broadly speaking from our experience, these countries have fewer cards per person, and the financial institutions' portfolios require more supporting services, which generate higher revenues per account. Regulations and competition in these markets also are evolving rapidly, often resulting in favorable opportunities for TSYS.

At TSYS, revenues from international services have generated 37-percent compound annual growth since 2000. Several highlights in 2006 were notable:

1. CUP Data, in which TSYS holds an equity investment, now provides processing services for three of the four largest issuing banks that outsource this work. CUP Data estimates that it supports 90 percent of the credit accounts that are outsourced in China at this time.

2. This year, TSYS became the only third-party processor in Japan capable of supporting multi-currency products with an innovative debit program launched for Toyota Finance Corporation and its partner, Nikko Cordial Securities, one of Japan's largest securities companies. Japan is the No. 5 global market for card-based payments (by purchase volume), and the Asia-Pacific region ranks the second fastest-growing global market for card-based payments.

3. TSYS Card Tech's platform enables TSYS to provide more issuing and acquiring solutions for more diverse clients in more markets than ever before. TSYS Card Tech significantly expanded the company's geographic footprint and client base with operations that are in close proximity to many emerging payment markets.

The international complexion of our company changed more in the last year than ever before, bringing us closer to the target every quarter. Our global footprint now spans 75 countries. International markets should generate at least 30 percent of TSYS' total revenues in 2011.

So for the guy who has worried over carat, clarity, cut and color, then Air France, bistros, Left Bank or Right — fret no more. We'll make sure you reach Champ de Mars station for the first appointment of the rest of your life.

International Trajectory

Compound annual growth rate (CAGR) in transactions by region, 2006–2011


30%
25%
20%
15%
10%
5%
0%
North America
Latin America
Western Europe
Australasia
Asia Pacific
Africa and Middle East
Eastern Europe
World

Source: Euromonitor International.

How are you leveraging the affiliate companies acquired in recent years for maximum growth?



"TSYS is creating a comprehensive added-value experience for our clients that is the same regardless of the technology environment they choose for their business needs. We believe that our clients' experience with TSYS should be consistent and unified, no matter who they are dealing with, or when or where."

[JAFFAR AGHA-JAFFAR, *managing director, TSYS Card Tech*]

Addressing the integration of affiliate operations in a comprehensive way allows us effectively to align our growth strategies with a solutions-based sales approach. ESC Loyalty, for instance, was expanded from a loyalty-fulfillment company to a loyalty-processing company, and its new platform has been integrated with other systems at TSYS. As a result, in one of the year's highlights, ESC Loyalty won Capital One as a new client for loyalty services. Another highlight: TSYS Debt Management achieved record revenues for the year.

We have accomplished new operating efficiencies across the affiliates' organizations. These efforts include shifting some call-center activities to more cost-effective geographies such as the Philippines or other "right-shore" locations, while others were consolidated in the United States to improve utilization of existing domestic facilities. For TSYS Card Tech and other affiliates, we are consolidating smaller data facilities and processing activities into the primary data centers owned by TSYS. Migrations to secure TSYS networks are underway.

Across the affiliates' organizations, proven processes were implemented for issue resolution, security, software development and migration. Such decisions, like consolidating help-desk support for all affiliates' clients, have raised the quality and performance standards of their operations.

We have focused on "cross-pollinating" the affiliate organizations with veterans from TSYS, to implant more knowledge about the way we do business, our passion for client relationships and quality service, and our business processes. Consolidating ProCard® and E-Business Services divisions to establish TSYS iSolutions is one example. Its respected Credit Care application is the technology behind Barclaycard's Sky Card, which was recognized as "Best CRM Initiative of the Year" at The Credit Card Awards 2007, based in the U.K.

We also are cross-pollinating technologies, applying TSYS Card Tech's server-based architecture and applications to strategic-growth opportunities in multiple global markets.

We are focused on performance of the affiliate group like never before, and integration will be the key ingredient to the recipe for long-term success. These subsidiaries are diverse, drawing their improvements over the past year from a broad range of factors. The result is that revenues from acquired businesses collectively have increased at a 68-percent compound annual growth rate since 2002, driven by acquiring services. The goal is to become a more complete supplier to financial institutions, empowering them to focus on their customers' experiences across the lifecycle, no matter how fleeting.

TSYS understands that focus is critical because the memories of some moments, like ice cream cones, linger long after the flavor fades.

Diversifying TSYS Revenues

2002 REVENUE MIX


12%
88%

Core Processing

Affiliated Services

2006 REVENUE MIX


35%
65%



At this stage in the growth of our company, we understand that it's necessary to re-engineer the way we think and work to improve every experience for our clients and their customers. So we've spent more than a year evaluating our service delivery based on speed, simplicity, strategic value, security and satisfaction. We're learning anew how to think like our clients and act like our shareholders.

Whether making a home or building a business, we've also learned that reaching decisions together every day builds confidence in a relationship that will stand the test of time.

TSYS Growth in Total Transaction Volume* 2002-2006


2002
6,986,187,598
2003
7,431,463,190
2004
8,682,267,456
2005
12,090,845,933
2006
13,176,419,839
0

** Pro forma, including TSYS Acquiring Solutions before acquisition in 2005.*

If TSYS is a relationship-oriented partner, how are you constantly improving the quality of the client experience?



"Ordinary people have done extraordinary things throughout our history, yet we're still willing to enhance the fiber of our company. We have focused on relationships to build a trusted reputation and technical skills to build the best products. Now we're focused on creating the best value for TSYS and our clients with every investment decision."

[CONNIE C. DUDLEY, *executive vice president, product & client development*]

Over the past three decades, the predominant factors in our clients' spending decisions have evolved from relationships and service, to functionality and speed of delivery. Today the best total value for the best price is added to the equation. In response, TSYS has adopted several guiding principles that apply to our client relationships.

1. **Take full responsibility for every action, including issues outside of daily duties.** For example, TSYS has implemented a wide range of security enhancements this year to improve safeguards for client data, secure data transfers and even encrypt e-mail. In today's business environment, every person plays an active role in enterprise risk management.

2. **Build relationships by listening and talking with our clients, and with each other.** We're creating a more consultative atmosphere that's intensely focused on the clients' strategies and anticipating their needs for future growth and profitability. We are learning our clients' business and how they make money in greater depth. We are learning to speak their language to better serve their needs.

3. **Deliver advice and solutions with confidence.** Clients respect our experience with payment systems; that's why they demand our advice and counsel. We are keeping the balance between sharing that expertise more assertively and retaining our service-oriented attitude.

4. **Share knowledge and experience to make others successful.** We've formalized the processes for spreading the institutional knowledge of TSYS experts across the enterprise. We're more actively involved in internal coaching and sharing more lessons learned from our client relationships more often.

5. **Think like a client, act like a shareholder.** We are more focused than ever on the details behind how we make money, so that we can think and act in simple, strategic terms. And much like lean manufacturing focuses on removing unnecessary steps, we are focused on eliminating redundant technology processes, which reduces risk and expense.

If innovation is a major tenet for TSYS, **what do you see in the future of payments?**



"During three decades of service to clients, TSYS has earned a reputation for bringing innovation to the payments industry. That will never change. We continue to collaborate with our clients, keeping a keen eye on the marketplace to define the next generation of payments technology. Integrating payment systems will be the key, and we plan to be a significant player."

[M. TROY WOODS, *president & chief operating officer*]

Great teams execute diversified, interconnected strategies in pursuit of their goals. Early in our history, our goal was to provide our clients with the industry's most advanced credit-card technology that enabled them to deliver and derive greater value through their customer relationships.

Mastering the basics of secure and reliable delivery of payment services over time has opened avenues to demonstrate our passion for innovation and integrity. The marketplace repeatedly has affirmed that the people of TSYS deliver superior service and technology. Our clients have defined these core strengths as their most fundamental requirements, leading to an enterprise-wide value proposition: TSYS clients tend to grow faster than their competitors.

TSYS is known as the team that listens. We are creating centers of excellence and innovation labs to develop new ideas collaboratively with our clients. We are focused on developing a vision for the next generation of payment technology.

We believe that business strategies should drive technology — and technology should not be the limiting factor. To maintain our position as purveyor of the industry's "gold standard" in processing technologies, each year we allocate a substantial percentage of revenues to new development efforts.

We are working to simplify our clients' interactions with our people and our systems, so that business with TSYS is easier and more efficient. Secondly, because we understand that many institutions struggle to maintain disparate legacy systems, we envision a technology environment in which these multiple platforms co-exist and exchange information without artificial boundaries.

If we can ultimately simplify the structure of the financial institution's costly IT systems then we can enhance the customer's experience without disruption. TSYS works behind the scenes on our clients' behalf, but the customer's payment experience remains constantly in the spotlight.

Our vision is to be the leading global payment-services provider. We provide many of the world's best-known financial institutions greater returns from their payment franchises through stronger marketing, control of fraud and risk, improved efficiency in customer service, delivering loyalty programs to consumers at the point of sale and streamlined processes for healthcare transactions, among others.

Just as one elegant innovation has transformed music for rush-hour therapy, so are we working on new ideas in payments that will simplify the way we navigate our lives every day.



Consumer Payment Transactions
157
132
112
13%
9%
5%
24%
17%
7%
20%
18%
18%
29%
37%
45%
13%
20%
25%
2000
2005
2010
Other
Debit
Credit
Cash
Check

Source: The Nilson Report.

Board of Directors



Standing, from left:

James D. Yancey
Chairman of the Board, retired
Synovus

W. Walter Miller Jr.
Group Executive, retired
TSYS

Richard E. Anthony**
Chairman of the Board &
Chief Executive Officer
Synovus

Richard Y. Bradley
Attorney at Law
Bradley & Hatcher

Richard W. Ussery
Chairman of the Board, retired
TSYS

James H. Blanchard
Chairman of the Board &
Chief Executive Officer, retired
Synovus
Chairman of the Executive
Committee
TSYS

G. Wayne Clough
President
Georgia Institute of Technology

Walter W. Driver Jr.
Chairman-Southeast
Goldman Sachs & Co.

John P. Illges III*
Senior Vice President, retired
The Robinson-Humphrey Company, Inc.

Gardiner W. Garrard Jr.
President
The Jordan Company

Alfred W. Jones III
Chairman of the Board &
Chief Executive Officer
Sea Island Company

Rebecca K. Yarbrough
Private Investor

Kriss Cloninger III
President & Chief Financial Officer
Aflac Incorporated

H. Lynn Page
Vice Chairman of the Board,
retired
Synovus
TSYS

Mason H. Lampton
Chairman of the Board
Standard Concrete Products

Seated, from left:

John T. Turner
Private Investor

Richard H. Bickerstaff*
Manager
Broken Arrow Land Company, LLC

Lovick P. Corn*
Advisory Director
W.C. Bradley Co.

M. Troy Woods
President &
Chief Operating Officer
TSYS

Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer
TSYS

Griffin B. Bell*
Senior Partner, retired
King & Spalding, LLP

George C. Woodruff Jr.*
Real Estate Developer

Sidney E. Harris
Professor
Georgia State University,
J. Mack Robinson College of Business

Not pictured:

Thomas G. Cousins*
Chairman Emeritus
Cousins Properties, Inc.

Samuel A. Nunn*
Co-Chairman &
Chief Executive Officer
Nuclear Threat Initiative
Distinguished Professor
The Sam Nunn School of International Affairs, Georgia Institute of Technology

William B. Turner*
Chairman of the Executive
Committee, retired
Synovus
Chairman of the Executive
Committee, retired
W.C. Bradley Co.

**Emeritus Director*
***Advisory Director*

TSYS Leadership

EXECUTIVE MANAGEMENT

Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer

M. Troy Woods
President &
Chief Operating Officer

James B. Lipham
Senior Executive Vice President
& Chief Financial Officer

Kenneth L. Tye
Senior Executive Vice President
& Chief Information Officer

William A. Pruett
Senior Executive Vice President
& Chief Client Officer

G. Sanders Griffith III
General Counsel & Secretary

Connie C. Dudley
Executive Vice President,
Product & Client Development

Stephen W. Humber
Executive Vice President
& Chief Technology Officer

Gaylon Jowers Jr.
Executive Vice President,
International Business
& Affiliate Companies;
President, TSYS International

Colleen W. Kynard
Executive Vice President,
Customer Care

Dorenda K. Weaver
Group Executive &
Chief Accounting Officer

Ryland L. Harrelson
Group Executive,
Administrative Services

GROUP EXECUTIVES

Bruce L. Bacon
Ronald L. Barnes
Barton R. Bright III
Anthony W. Hodge
William T. Hunt
J. Matthew Jardina
Billy J. Kilgore II
Jeanne A. McDowell
Andrew W. Marks
Richard A. Marks
Keith D. Pierce
Rhonda W. Perkins
W. Allen Pettis
B. Wayne Smith
Mary M. Stewart
Richard L. St. John
Barry J. Tompkins
R. Carlton Wilkinson
Kathy L. Wills
Olin M. Wise

OUR GLOBAL BUSINESS

Total System Services Holding Europe, LP
Kelley C. Knutson
Managing Director

GP Network Corporation & TSYS Japan Co., Ltd.
Hitoshi Kondo
President

TSYS Asia-Pacific
David E. Duncan
Managing Director

Columbus Productions, Inc.
Grace H. Allmond
President

TSYS Debt Management
Charles F. Kinney
President

TSYS Acquiring Solutions, LLC
Robert J. Philbin
President

Enhancement Services Corporation
Lars E. Holmquist
President

TSYS Prepaid, Inc.
James A. Accordino
President

TSYS Card Tech, Ltd.
Jaffar Agha-Jaffar
Managing Director

TSYS Managed Services EMEA, Ltd.
David R. Figgat
Managing Director

Total System Services de México, S.A. de C.V.*
Jesus Navarro
Director General

China UnionPay Data Co., Ltd.*
Huaiguang Shan
President

* *An equity investment of TSYS.*

TSYS Financial Data

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report. The historical trends in TSYS' results of operations and financial position over the last five years are presented below. Revenues before reimbursable items and net income have grown over the last five years at compounded annual growth rates of 17.1% and 19.0%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS as evidenced by the current ratio of 2.5:1 at December 31, 2006, and increased shareholders' equity.

(In thousands, except per share data)	Years Ended December 31,				
	2006	2005	2004	2003	2002
Income Statement Data:					
Revenues:					
Electronic payment processing services	**$ 989,062**	869,785	759,544	682,850	594,356
Merchant acquiring services	**260,275**	237,418	26,169	24,966	23,520
Other services	**185,096**	182,587	170,906	120,485	106,087
Revenues before reimbursable items	**1,434,433**	1,289,790	956,619	828,301	723,963
Reimbursable items	**352,738**	313,141	230,389	225,165	231,170
Total revenues	**1,787,171**	1,602,931	1,187,008	1,053,466	955,133
Expenses:					
Salaries and other personnel expense	**522,256**	462,217	361,532	326,568	300,240
Net occupancy and equipment expense	**317,916**	283,955	240,424	206,313	174,883
Other operating expenses	**237,179**	256,489	152,449	104,841	91,168
Expenses before reimbursable items	**1,077,351**	1,002,661	754,405	637,722	566,291
Reimbursable items	**352,738**	313,141	230,389	225,165	231,170
Total expenses	**1,430,089**	1,315,802	984,794	862,887	797,461
Operating income	**357,082**	287,129	202,214	190,579	157,672
Nonoperating income	**14,772**	4,798	2,077	3,790	5,614
Income before income taxes, minority interest and equity in income of equity investments	**371,854**	291,927	204,291	194,369	163,286
Income taxes	**126,182**	103,286	77,210	70,868	57,908
Income before minority interest and equity in income of equity investments	**245,672**	188,641	127,081	123,501	105,378
Minority interests in subsidiaries' net income	**(752)**	(256)	(259)	(338)	(154)
Equity in income of equity investments	**4,243**	6,135	23,736	17,810	20,581
Net income	**$ 249,163**	194,520	150,558	140,973	125,805
Basic earnings per share (EPS)	**$ 1.27**	0.99	0.76	0.72	0.64
Diluted EPS	**$ 1.26**	0.99	0.76	0.71	0.64
Cash dividends declared per share	**$ 0.270**	0.220	0.140	0.078	0.068
Weighted average common shares outstanding	**196,744**	197,145	196,847	196,830	197,017
Weighted average common and common equivalent shares outstanding	**197,077**	197,345	197,236	197,438	197,497

(In thousands)	At December 31,				
	2006	2005	2004	2003	2002
Balance Sheet Data:					
Total assets	**$1,634,241**	1,410,897	1,281,943	1,001,236	779,493
Working capital	**448,929**	235,277	176,291	126,267	148,623
Obligations under capital leases, excluding current portion	**3,625**	3,555	4,508	29,748	67
Shareholders' equity	**1,217,360**	1,012,772	864,612	732,534	602,206

Financial Overview

Total System Services, Inc.'s (TSYS' or the Company's) revenues are derived from providing electronic payment processing and related services to financial and nonfinancial institutions, generally under long-term processing contracts. TSYS' services are provided primarily through the Company's cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States and internationally. The Company currently offers merchant acquiring services to financial institutions and other organizations mainly through its majority owned subsidiary, GP Network Corporation (GP Net), and its wholly owned subsidiary, TSYS Acquiring Solutions, L.L.C. (TSYS Acquiring).

Due to the somewhat seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth or declines in card portfolios of existing clients, the conversion of cardholder accounts of new clients to the Company's processing platforms and the loss of cardholder accounts impact the results of operations from period to period. Another factor which may affect TSYS' revenues and results of operations from time to time is consolidation in either the financial services or retail industries either through the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another third-party processor. A change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS' financial position, results of operations and cash flows in the future.

A significant amount of the Company's revenues is derived from long-term contracts with large clients, including certain major customers. Processing contracts with large clients, representing a significant portion of the Company's total revenues, generally provide for discounts on certain services based on the size and activity of clients' portfolios. Therefore, electronic payment processing revenues and the related margins are influenced by the client mix relative to the size of client card portfolios, as well as the number and activity of individual cardholder accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a change in client mix toward larger clients. With the deconversion of certain account portfolios in 2006, TSYS expects its client mix to be less dependent upon large clients.

With the purchase of TSYS Card Tech, Ltd. (TSYS Card Tech) on July 11, 2006, the Company began offering server-based software license arrangements, consulting and implementation services and maintenance agreements, as well as processing services for comprehensive TSYS electronic payment processing and merchant acquiring capabilities worldwide. New software license revenue is generally recognized together with the associated services based on contract accounting using either the percentage-of completion or completed-contract method, provided that vendor specific objective evidence (VSOE) exists with respect to any undelivered element, which is generally the maintenance agreement. Maintenance and processing revenues are recognized ratably over the terms of their respective contracts. Revenue from third party software and hardware sales is recognized when all revenue recognition criteria have been met.

Based upon available market share data that includes cards processed in-house, the Company believes that in 2006 it held a 39% share of the domestic consumer credit card processing market; an 86% share of the Visa and MasterCard domestic commercial card processing market; and a 14% share of the domestic retail card processing market. The Company believes TSYS Acquiring remains the second-largest processor of merchant accounts and processes transactions for an approximately 20% market share of all bankcard accepting merchant locations in the United States. Despite the large client movement during 2006 and continuing industry consolidation, the Company expects to maintain its high market share in the commercial arena and increase its market share in domestic consumer credit card processing through 2007.

The Company provides services to its clients including processing consumer, retail, commercial, government services, stored value and debit cards. Below is a general description of each type of account:

Account type	Description
Consumer	Visa and MasterCard credit cards; American Express cards
Retail	Private label
Commercial	Purchasing cards, corporate cards and fleet cards for employees
Government services	Student loan processing accounts
Stored value	Prepaid cards, including loyalty incentive cards, health care cards, flexible spending cards and gift cards
Debit	On-line (PIN-based) and off-line (signature-based) accounts

The tables on pages 35 and 36 summarize TSYS' accounts on file (AOF) information as of December 31, 2006, 2005 and 2004, respectively.

A summary of the financial highlights for the years ended December 31, 2006, 2005 and 2004, respectively, is provided below:

(in millions, except per share data)	Years Ended December 31, 2006	2005	2004	Percent Change 2006 vs. 2005	2005 vs. 2004
Revenues Before Reimbursables	**$1,434.4**	1,289.8	956.6	**11.2%**	34.8%
Total Revenues	**1,787.2**	1,602.9	1,187.0	**11.5**	35.0
Operating Income	**357.1**	287.1	202.2	**24.4**	42.0
Net Income	**249.2**	194.5	150.6	**28.1**	29.2
Basic EPS	**1.27**	0.99	0.76	**28.3**	29.0
Diluted EPS	**1.26**	0.99	0.76	**28.3**	29.1
Accounts on File	**416.4**	437.9	357.6	**(4.9)**	22.4

A summary of the financial highlights for 2006 include:

- Continued to expand product and service offerings through acquisitions in 2006, 2005 and 2004. The impact of those acquisitions on consolidated total revenues for each of the years presented was $303.9 million in 2006, $269.5 million in 2005 and $9.0 million in 2004. The impact of those acquisitions on consolidated revenues before reimbursable items for each of the years presented was $257.5 million in 2006, $230.0 million in 2005 and $8.3 million in 2004. The impact of those acquisitions on consolidated total expenses for each of the years presented was $251.8 million in 2006, $221.4 million in 2005 and $9.8 million in 2004. The impact of those acquisitions on consolidated expenses before reimbursable items for each of the years presented was $205.4 million in 2006, $181.9 million in 2005 and $9.0 million in 2004.
- Generated cash flows from operating activities of $385.8 million in 2006, compared to $240.6 million in 2005 and $367.9 million in 2004.
- Approved a quarterly cash dividend in May 2006 of $0.07 per share, an increase of 16.7% from the previous dividend rate. TSYS has increased its dividend payment for seven consecutive years.

Significant highlights for 2006 include:

Corporate

- Announced that its Board of Directors approved a share repurchase plan to purchase up to 2 million shares of the Company's stock.

Domestic

- Converted the vast majority of the Capital One Financial Corporation (Capital One) account portfolio onto its TS2 platform. In a related transaction, Capital One became the first client on the new TSYS Loyalty Platform (TLP), and is currently processing loyalty transactions on this industry-leading platform.
- Converted accounts for The Toronto-Dominion Bank, known as TD Bank Financial Group, and is providing a range of processing and support services for its consumer and commercial credit card accounts.
- Reached a long-term agreement with Wachovia Corporation to provide core-processing and other related services in support of their re-entry into the consumer credit-card line of business.
- Renewed its multi-year agreement to provide CompuCredit Corp. of Atlanta, Ga., one of the nation's largest credit card providers, processing and related services for its portfolio of cardholder accounts.
- Deconverted the Sears consumer MasterCard and private-label accounts in June 2006, as well as deconverted the Bank of America consumer card portfolio in October 2006.

International

- Announced Toyota Finance Corporation (Toyota Finance) as TSYS' first processing relationship in Japan. TSYS now supports a new co-branded Visa offered by Toyota Finance and Nikko Cordial Securities. Through this relationship, TSYS provides multi-currency and multi-function support for cardholders with domestic and overseas transactions, making it the first product of its kind in Japan.
- Announced a new relationship in Japan with United Cinemas Co. to process its new Cinema Gift Card, a prepaid product.
- Increased its equity interest in China UnionPay Data Services Co., Ltd (CUP Data), to 44.56%.
- Continued expansion of TSYS' global footprint with the acquisition of London-based Card Tech, Ltd., now known as TSYS Card Tech, for an aggregate consideration of approximately $59.3 million. The acquisition enables TSYS to offer more technology choices with the right combination of scale and functionality that are attractive to small, medium and large banks in global emerging markets.
- Acquired majority control of a call center business to deliver a comprehensive range of managed services to financial

institutions across Europe, the Middle East and Africa. The new business is named TSYS Managed Services EMEA, Ltd. (TSYS Managed Services).

- Entered into an agreement with the No. 1 card issuer in The Netherlands, Rabobank, to process its consumer-credit portfolio. The multi-stage conversion of Rabobank's accounts is scheduled to conclude in the second quarter of 2007, making the Company the leading credit-card processor in The Netherlands.

Merchant Acquiring

- Announced plans with Discover Financial Services for TSYS Acquiring to integrate clearing and settlement processing for Discover Network card acceptance into its offering for merchant acquirers and independent sales organizations.
- Signed several new clients, as well as renewed long-term agreements with five of its top 20 clients, including Heartland Payment Systems, one of the nation's largest merchant acquirers.

Financial Review

This Financial Review provides a discussion of critical accounting policies and estimates, related party transactions and off-balance sheet arrangements. This Financial Review also discusses the results of operations, financial position, liquidity and capital resources of TSYS and outlines the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes and Selected Financial Data are an integral part of this Financial Review and should be read in conjunction with it.

Critical Accounting Policies and Estimates

TSYS' financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to gain a full understanding of the Company's financial statements, one must have a clear understanding of the accounting policies employed.

Refer to Note 1 in the consolidated financial statements for more information on the Company's basis of presentation and a summary of significant accounting policies.

Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations are listed in the Company's forward-looking statements on pages 49 and 50. Negative developments in these or other risk factors could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Management believes that the following accounting policies are the most critical to fully understand and evaluate the Company's results. Within each critical policy, the Company makes estimates that require management's subjective or complex judgments about the effects of matters that are inherently uncertain.

A summary of the Company's critical accounting estimates applicable to all three reportable operating segments follows:

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
ACCOUNTS RECEIVABLE		
The Company estimates the allowances for doubtful accounts.	When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior experience with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company's large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.	If the actual collectibility of clients' accounts is not consistent with the Company's estimates, bad debt expense, which is recorded in other operating expenses, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
The Company estimates allowances for billing adjustments for potential billing discrepancies.	When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes.	If the actual adjustments to client's billing is not consistent with the Company's estimates, billing adjustments, which is recorded as a reduction of revenues in the Company's consolidated statements of income, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically has indicated that these estimates have proven reliable over time.
REVENUE RECOGNITION		
The Company estimates revenue for service billings not yet invoiced.	Since it invoices clients for processing services monthly in arrears, the Company estimates revenues for one month of service billings not yet invoiced.	If actual client revenue billing is not consistent with the Company's estimates, processing revenues may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
ASSET IMPAIRMENT		
Analysis of potential asset impairment involves various estimates and assumptions:		
Contract Acquisition Costs		
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management	The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed or diminished prospects for current clients.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 7 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company's Consolidated Balance Sheets as of December 31, 2006 was $167.4 million.
Software Development Costs		
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made.	If the actual cash flows are not consistent with the Company's estimates, a material write-off may result and net income may be materially different than was initially recorded. Note 5 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company's Consolidated Balance Sheets as of December 31, 2006 was $71.9 million.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Goodwill		
In evaluating for impairment, discounted net cash flows for future periods are estimated by management.	Under Statement of Financial Accounting Standards No. 142, goodwill is required to be tested for impairment annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 8 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company's Consolidated Balance Sheets as of December 31, 2006 was $133.3 million.
Long-lived Assets and Intangibles		
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
TRANSACTION PROCESSING PROVISIONS The Company records estimates to accrue for contract contingencies (performance penalties) and processing errors.	A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company's contracts, progress towards milestones and known processing errors not covered by insurance.	If the actual performance penalties incurred are not consistent with the Company's estimates, performance penalties and processing errors, which is recorded in other operating expenses, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
INCOME TAXES In calculating the effective tax rate, the Company makes decisions regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions. The Company makes estimates as to the amount of deferred tax assets and liabilities and records valuation allowances to reduce its deferred tax assets to reflect the amount that is more likely than not to be realized.	The Company has various tax filing positions, including the timing and amount of deductions and credits, the establishment of reserves for audit matters and the allocation of income among various tax jurisdictions. The Company considers projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance.	Actual results may differ from the Company's estimates. If the Company realizes a deferred tax asset or the Company was unable to realize a net deferred tax asset, an adjustment to the deferred tax asset would increase or decrease earnings, respectively, in the period the difference is recognized.

Related Party Transactions

The Company provides electronic payment processing and other services to its parent company, Synovus Financial Corp. (Synovus) and its affiliates, and to the Company's equity investment, Total System Services de México, S.A. de C.V. (TSYS de México). On March 1, 2005, the Company acquired the remaining 50% interest in TSYS Acquiring. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring. Prior to acquiring control, the Company had an equity investment in TSYS Acquiring with Visa U.S.A. (Visa) and used the equity method of accounting to record its 50% ownership in the equity investment. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by TSYS Acquiring, provides processing services to TSYS Acquiring.

The foregoing related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company's margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS' consolidated financial statements. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

At December 31, 2006, Columbus Bank and Trust Company (CB&T), a wholly owned subsidiary of Synovus, owned 159.6 million shares (81.1%) of TSYS' common stock.

Line of Credit

On June 30, 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The line was an automatic draw-down facility. The interest rate for the line of credit was the London Interbank Offered Rate (LIBOR) plus 150 basis points. In addition, there was a charge of 15 basis points on any funds unused. The line of credit was unsecured debt and included covenants requiring the Company to maintain certain minimum financial ratios. The Company used the facility occasionally, borrowing and repaying approximately $48.1 million during 2005. At

December 31, 2005, TSYS did not have an outstanding balance on the line of credit and was in compliance with all covenants. The line of credit expired on June 30, 2006.

In addition, TSYS maintains another unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2006 or 2005.

Balance Sheets

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $241.0 million and $152.6 million at December 31, 2006 and 2005, respectively.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2006 and 2005, the Company had restricted cash balances of $5.0 million and $4.1 million, respectively, on deposit with Synovus affiliates.

At December 31, 2006 and 2005, TSYS had dividends payable of $11.2 million and $9.6 million, respectively, associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, and TSYS de México. At December 31, 2006 and 2005, the Company had accounts receivable balances of $34,000 and $92,000, respectively, associated with related parties. At December 31, 2006 and 2005, the Company had accounts payable balances of $0.1 million and $0.1 million, respectively, associated with related parties. At December 31, 2006 and 2005, the Company had an accrued current liability to related parties of $47,000 and $344,000, respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company's equity method investment, TSYS de México.

The table below summarizes revenues derived from affiliated companies for the years ended December 31, 2006, 2005 and 2004. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

(In thousands)	**2006**	2005	2004
Electronic payment processing services	**$5,088**	4,998	4,919
Merchant acquiring services	**—**	2,378	13,786
Other services	**7,765**	7,024	6,219
Reimbursable items	**1,839**	3,005	9,617

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below summarizes expenses associated with affiliated companies for the years ended December 31, 2006, 2005 and 2004 by expense category. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

(In thousands)	**2006**	2005	2004
Salaries and other personnel expense	**$ 1,070**	588	787
Net occupancy and equipment expense	**(1,000)**	(882)	(709)
Other operating expenses	**9,570**	8,433	8,906

Nonoperating Income

The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties for the years ended December 31, 2006, 2005 and 2004:

(In thousands)	**2006**	2005	2004
Interest income from Synovus affiliate banks	**$7,540**	2,828	967
Interest expense paid to Synovus affiliate banks	**—**	37	—

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $41.5 million, $31.9 million and $19.2 million in 2006, 2005 and 2004, respectively. TSYS received cash dividends from its equity method equity investments of approximately $2.4 million, $1.7 million and $35.9 million in 2006, 2005 and 2004, respectively.

Stock Options

Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2006, 2005 and 2004 as follows:

(In thousands, except per share data)	**2006**	2005	2004
Number of shares under options	**305**	697	710
Weighted average exercise price	**$27.67**	28.71	26.00

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

Off-Balance Sheet Arrangements

OPERATING LEASES: As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment, software and facilities. These leases allow the Company to provide the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the balance sheet. Refer to Note 17 in the consolidated financial statements for further information on operating lease commitments.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal periods beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 157 on its financial position, results of operations and cash flows to be material.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *"Accounting for Income Taxes."* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

FIN 48 provides a two-step process in the evaluation of a tax position. The first step is recognition. The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the impact of adopting FIN 48 on its financial position, results of operations and cash flows to be material.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 (FSP No. AUG AIR-1), *"Accounting for Planned Major Maintenance Activities."* FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim reporting periods. The accrue-in-advance method of accounting causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. FSP No. AUG AIR-1 is effective for fiscal periods beginning after December 15, 2006. The Company does not expect the impact of adopting FSP No. AUG AIR-1 on its financial position, results of operations and cash flows to be material.

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-3 (EITF 06-3), "*How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).*" This guidance requires disclosure of the accounting policy for any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction (i.e., sales, use, value added) on a gross (included in revenues and costs) or net (excluded from revenues) basis. If taxes are reported on a gross basis, an entity is required to disclose the amounts of those taxes for each period for which an income statement is presented, if material. EITF 06-3 is effective for fiscal periods beginning after December 15, 2006. The Company does not expect the impact of adopting EITF 06-3 on its financial position, results of operations and cash flows to be material.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-4 (EITF 06-4), "*Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.*" EITF 06-4 requires an employer to recognize a liability for future benefits based on the substantive agreement with the employee. EITF 06-4 requires a company to use the guidance prescribed in FASB Statement of Financial Accounting Standards No. 106, "*Employers' Accounting for Postretirement Benefits Other Than Pensions*" and Accounting Principles Board Opinion No. 12, "*Omnibus Opinion,*" when entering into an endorsement split-dollar life insurance agreement and recognizing the liability. EITF 06-4 is effective for fiscal periods beginning after December 15, 2007. The Company is currently evaluating the impact of adopting EITF 06-4 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-5 (EITF 06-5), "*Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4.*" EITF 06-5 requires that a determination of the amount that could be realized under an insurance contract should (1) consider any additional amounts beyond cash surrender value included in the contractual terms of the policy and (2) be based on an assumed surrender at the individual policy or certificate level, unless all policies or certificates are required to be surrendered as a group. EITF 06-5 is effective for fiscal periods beginning after December 15, 2006. The Company is currently evaluating the impact of adopting EITF 06-5 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase o decrease in those items from the table of Selected Financial Data presented on page 21:

	Percentage of Total Revenues Years Ended December 31,			Percentage Change in Dollar Amounts	
	2006	2005	2004	**2006 vs. 2005**	2005 vs. 2004
Revenues:					
Electronic payment processing services	**55.3%**	54.3	64.0	**13.7%**	14.5%
Merchant acquiring services	**14.6**	14.8	2.2	**9.6**	nm
Other services	**10.4**	11.4	14.4	**1.4**	6.8
Revenues before reimbursable items	**80.3**	80.5	80.6	**11.2**	34.8
Reimbursable items	**19.7**	19.5	19.4	**12.6**	35.9
Total revenues	**100.0**	100.0	100.0	**11.5**	35.0
Expenses:					
Salaries and other personnel expense	**29.2**	28.8	30.5	**13.0**	27.8
Net occupancy and equipment expense	**17.8**	17.7	20.3	**12.0**	18.1
Other operating expenses	**13.3**	16.1	12.8	**(7.5)**	68.2
Expenses before reimbursable items	**60.3**	62.6	63.6	**7.4**	32.9
Reimbursable items	**19.7**	19.5	19.4	**12.6**	35.9
Total expenses	**80.0**	82.1	83.0	**8.7**	33.6
Operating income	**20.0**	17.9	17.0	**24.4**	42.0
Nonoperating income	**0.8**	0.3	0.2	**nm**	nm
Income before income taxes, minority interest and equity in income of equity investments	**20.8**	18.2	17.2	**27.4**	42.9
Income taxes	**7.1**	6.5	6.5	**22.2**	33.8
Income before minority interest and equity in income of equity investments	**13.7**	11.7	10.7	**30.2**	48.4
Minority interests in consolidated subsidiaries' net income	**(0.0)**	(0.0)	(0.0)	**nm**	(1.1)
Equity in income of equity investments	**0.2**	0.4	2.0	**(30.8)**	(74.2)
Net income	**13.9%**	12.1	12.7	**28.1**	29.2

nm = not meaningful

Results of Operations

Revenues

Total revenues increased 11.5%, or $184.2 million, for the year ended December 31, 2006, compared to the year ended December 31, 2005, which increased 35.0%, or $415.9 million, compared to the year ended December 31, 2004. The increases in revenues for 2006 and 2005 include an increase of $2.1 million and a decrease of $1.2 million, respectively, related to the effects of currency translation of its foreign-based subsidiaries and branches. Excluding reimbursable items, revenues increased 11.2%, or $144.6 million, for the year ended December 31, 2006, compared to the year ended December 31, 2005, which increased 34.8%, or $333.2 million, compared to the year ended December 31, 2004. The Company continued to expand its product and service offerings through acquisitions in 2006, 2005 and 2004. The impact of those acquisitions on consolidated total revenues for each of the years presented was $303.9 million in 2006, $269.5 million in 2005 and $9.0 million in 2004.

International Revenue

TSYS provides services to its clients worldwide and plans to continue to expand its service offerings internationally in the future. TSYS' international revenues are generated by TSYS and its consolidated entities. With the acquisition of TSYS Card Tech in 2006, TSYS has extended its geographic reach into Asia Pacific, Europe, the Middle East and Africa, and as such, has increased its international revenues. Total revenues from clients domiciled outside the United States for the years ended December 31, 2006, 2005 and 2004, respectively, are summarized below:

				Percent Change	
(in millions)	**2006**	2005	2004	**2006 vs. 2005**	2005 vs. 2004
Europe	**$158.8**	132.6	102.6	**19.9%**	29.2%
Canada	**102.0**	89.9	83.2	**13.5**	8.0
Japan	**18.6**	15.6	14.0	**19.0**	11.6
Mexico	**12.3**	7.6	11.2	**60.8**	(32.0)
Other	**13.4**	3.1	2.7	**nm**	14.3
Totals	**$305.1**	248.8	213.7	**22.7**	16.4

nm = not meaningful

The Company has two equity investments located in Mexico and China that are accounted for under the equity method of accounting. TSYS does not include the revenues of its equity investments in consolidated revenues.

Total revenues from clients based in Europe was $158.8 million for 2006, a 19.9% increase over the $132.6 million in 2005, which was a 29.2% increase over the $102.6 million in 2004. The growth in revenues in 2006 from clients based in Europe was a result of the growth of existing clients, the conversion of new accounts, the effect of currency translation and the increased use of value added products and services by clients in Europe.

Total revenues from clients based in Mexico was $12.3 million for 2006, a 60.8% increase over the $7.6 million in 2005, which was a 32.0% decrease from the $11.2 million in 2004. The growth in revenues in 2006 from clients based in Mexico was a result of the conversion of new accounts and the growth of existing clients. A Mexican client notified the Company of its intentions to utilize its internal global platform and deconverted in mid-2004. This client represented approximately 21% of TSYS' revenues from Mexico prior to the deconversion. Management believes that Mexico remains a viable market and plans to continue providing processing services to its existing clients in Mexico, as well as, pursue additional business from potential clients based in Mexico.

International revenues for the year ended December 31, 2006 include revenues of approximately $13.1 million associated with TSYS Card Tech for several countries and regions, including Europe, Japan and Other.

On July 11, 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies, increasing TSYS' electronic payment processing and merchant acquiring capabilities and extending its geographic reach to Asia Pacific, Europe, the Middle East and Africa. TSYS paid an aggregate consideration of approximately $59.3 million, including direct acquisition costs. Card Tech, Ltd. was established in 1989 and maintains service centers in London, England; Dubai, United Arab Emirates; Nicosia, Cyprus; and Kuala Lumpur, Malaysia. TSYS formed and/or acquired five companies in connection with the Card Tech, Ltd. acquisition, which the Company collectively refers to as TSYS Card Tech.

TSYS Card Tech's software applications are utilized globally. TSYS Card Tech offers a server-based system with an established global footprint for comprehensive issuing and acquiring services. TSYS Card Tech offers products and services for installment loans, credit, debit, merchant acquiring and prepaid payment platforms in addition to fraud, risk management, authorizations, chargebacks, e-commerce and m-commerce solutions. TSYS Card Tech's applications are browser-based, multilingual, multicurrency and multi-country (including double-byte-enabled).

TSYS Card Tech operates as a separate, wholly owned subsidiary of TSYS. Revenues associated with TSYS Card Tech are included in international — based support services for segment reporting purposes. Refer to Note 22 in the consolidated financial statements for further information on the acquisition of TSYS Card Tech.

Value Added Products and Services

The Company's revenues are impacted by the use of optional value added products and services of TSYS' processing systems. Value added products and services are optional features to which each client can choose to subscribe in order to potentially increase the financial performance of its portfolio. Value added products and services include: risk management tools and techniques, such as credit evaluation, fraud detection and prevention, and behavior analysis tools; and revenue enhancement tools and customer retention programs, such as loyalty programs and bonus rewards. These revenues can increase or decrease from period to period as clients subscribe to or cancel these services. Value added products and services are included primarily in electronic payment processing services revenue.

For the years ended December 31, 2006, 2005 and 2004, value added products and services represented 12.4%, 12.6% and 13.8%, respectively, of total revenues. Revenues from these products and services, which include some reimbursable items paid to third-party vendors, increased 9.7%, or $19.6 million, for 2006 compared to 2005, and increased 23.2%, or $38.0 million, for 2005 compared to 2004.

Major Customers

A significant amount of the Company's revenues is derived from long-term contracts with large clients, including its major customers, one of which is Bank of America. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. With the acquisition of TSYS Acquiring on March 1, 2005, the Company's revenues include revenues derived from providing merchant acquiring services to one of these clients, Bank of America. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring.

On January 25, 2005, the Company announced that it had extended its agreement with Bank of America for an additional five years through 2014. Additionally, on October 6, 2005, TSYS Acquiring announced the renewal of its agreement to provide merchant acquiring services to Bank of America.

On June 30, 2005, Bank of America announced its planned acquisition of MBNA. In December 2005, TSYS received official notification from Bank of America of its intent, pending its acquisition of MBNA, to shift the processing of its consumer card portfolio in house in October 2006. On January 1, 2006, Bank of America's acquisition of MBNA was completed and in October 2006 TSYS deconverted the Bank of America consumer card portfolio. TSYS continues to provide commercial and small business card processing for Bank of America and MBNA, as well as merchant processing for Bank of America, according to the term of the existing agreements for those services.

TSYS' processing agreement with Bank of America provided tha Bank of America could terminate its agreement with TSYS fo consumer credit card services upon the payment of a terminatio fee, the amount of which was dependent upon several factors This fee of approximately $68.9 million was received in Octobe 2006 in conjunction with the Bank of America consumer card portfolio deconversion. In anticipation of the deconversion, TSYS accelerated the amortization of approximately $6 million in contract acquisition costs (comprised of $4 million of amortization related to payments for processing rights, which was recorded as a reduction of revenues, and $2 million of amortization expense related to conversion costs). The loss of Bank of America could have a material adverse effect on the Company's financial position, results of operations and cash flows.

In 2006, all relationships with Bank of America generated a combined total of $434.2 million in revenues, or 24.3% of total revenues. TSYS projects an annualized loss of approximately $243.3 million in revenues with the deconversion of the consumer card portfolio, or approximately 13.6% of total revenues in 2006. Excluding reimbursable items, TSYS projects an annualized reduction of approximately $143.8 million in revenues from the loss of the consumer card portfolio, which is approximately 10.0% of TSYS' revenues before reimbursables in 2006.

Bank of America accounted for approximately 24.3%, 22.3% and 18.5% of total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. This amount consists of processing revenues for consumer, commercial and merchant acquiring services, as well as reimbursable items. Of the $434.2 million for the year ended December 31, 2006, approximately 29.8% was derived from Bank of America for reimbursable items. Bank of America accounted for approximately 21.2%, 17.8% and 14.9% of revenues before reimbursable items for the years ended December 31, 2006, 2005 and 2004, respectively. The majority of the increase in revenues derived from Bank of America for 2005, as compared to 2004, is the result of including TSYS Acquiring's revenues for merchant acquiring services from Bank of America. With the deconversion of the consumer card portfolio in 2006, TSYS believes that revenues from Bank of America in 2007 will represent less than 10% of TSYS' consolidated revenues.

On October 13, 2004, TSYS finalized a definitive agreement with JP Morgan Chase & Co (Chase) to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. Pursuant to the agreement, TSYS converted the consumer accounts of Chase to the modified version of TS2 in July 2005. TSYS expects to maintain the card-processing functions of Chase Card Services for at least two years. Chase Card Services then has the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TS2 with a six-year payment term. TSYS expects that Chase will discontinue its processing agreement according to the original schedule and will license TSYS' processing software in the third quarter of 2007.

Chase accounted for approximately 10.1%, 10.1% and 9.0% of total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The loss of Chase could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Refer to Note 20 in the consolidated financial statements for more information on major customers.

The Company works to maintain a large and diverse customer base across various industries. However, in addition to its major customers, the Company has other large clients representing a significant portion of its total revenues. The loss of any one of the Company's large clients could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Accounts on File (AOF) Information *(in millions)*

	2006	2005	2004	Percent Change 2006 vs. 2005	Percent Change 2005 vs. 2004
At December 31,	**416.4**	437.9	357.6	**(4.9)%**	22.4%
YTD Average	**415.6**	401.1	303.1	**3.6**	32.3

AOF by Portfolio Type

At December 31,	2006	%	2005	%	2004	%	Percent Change 2006 vs. 2005	Percent Change 2005 vs. 2004
Consumer	**262.7**	**63.0%**	267.5	61.1%	203.3	56.9%	**(1.8)%**	31.5%
Retail*	**55.3**	**13.3**	87.0	19.9	93.6	26.2	**(36.4)**	(7.1)
Stored value*	**40.7**	**9.8**	26.9	6.1	11.9	3.3	**51.5**	nm
Commercial	**32.1**	**7.7**	30.1	6.9	25.6	7.2	**6.5**	17.7
Government services	**21.2**	**5.1**	18.8	4.3	16.3	4.6	**12.7**	15.4
Debit	**4.4**	**1.1**	7.6	1.7	6.9	1.8	**(41.8)**	10.5
Total	**416.4**	**100.0%**	437.9	100.0%	357.6	100.0%	**(4.9)**	22.4

* Certain accounts previously classified as Retail have been reclassified as Stored Value to conform with the presentation adopted in 2006.

nm = not meaningful

AOF by Geographic Area

At December 31,	2006	%	2005	%	2004	%	Percent Change 2006 vs. 2005	Percent Change 2005 vs. 2004
Domestic	**348.5**	**83.7%**	381.8	87.2%	308.2	86.2%	**(8.7)%**	23.9%
International	**67.9**	**16.3**	56.1	12.8	49.4	13.8	**21.0**	13.4
Total	**416.4**	**100.0%**	437.9	100.0%	357.6	100.0%	**(4.9)**	22.4

Activity in AOF

	2005 to 2006	2004 to 2005	2003 to 2004
Beginning balance	**437.9**	357.6	273.9
Internal growth of existing clients	**36.6**	40.8	36.9
New clients	**91.2**	51.8	49.1
Purges/Sales	**(16.4)**	(9.6)	(1.1)
Deconversions	**(132.9)**	(2.7)	(1.2)
Ending balance	**416.4**	437.9	357.6

Electronic Payment Processing Services

Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts. Due to the strong organic growth of TSYS clients and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow.

Electronic payment processing services revenues increased 13.7%, or $119.3 million, for the year ended December 31, 2006, compared to the year ended December 31, 2005, which increased 14.5%, or $110.2 million, compared to the year ended December 31, 2004. The impact of acquisitions on consolidated electronic payment processing services revenues for each of the years presented was $24.4 million in 2006, $19.6 million in 2005 and $8.2 million in 2004.


Electronic Payment Processing
Services Revenue
(in millions)
$594.4
$682.9
$759.5
$869.8
$989.1
2002
2003
2004
2005
2006

In March 2004, Bank of America acquired FleetBoston. In connection with the extended agreement with Bank of America, TSYS converted the FleetBoston card portfolio to TSYS' processing system in March 2005.

In August 2005, TSYS finalized a five year definitive agreement with Capital One to provide processing services for its North American portfolio of consumer and small business credit card accounts. TSYS plans to complete the conversion of Capital One's portfolio from its in house processing system to TS2 in phases, beginning in July 2006 and ending in early 2007. In October 2006, TSYS converted the vast majority of the Capital One portfolio onto its TS2 platform. TSYS expects to maintain the card processing functions of Capital One for at least five years. After a minimum of three years of processing with TSYS, the agreement provides Capital One the opportunity to license TS2 under a long-term payment structure.

In July 2003, Sears and Citigroup announced an agreement for the sale by Sears to Citigroup of the Sears credit card and financial services businesses. The TSYS/Sears agreement granted to Sears the one-time right to market test TSYS' pricing and functionality after May 1, 2004, which right was exercised by Citigroup. In June 2005, TSYS announced that Citigroup would move the Sears consumer MasterCard and private-label accounts from TSYS in a deconversion that occurred in June 2006. During the year ended December 31, 2006, TSYS' revenues from the agreement with Sears represented less than 10% of TSYS' consolidated revenues. TSYS expects to continue supporting commercial card accounts for Citibank, as well as Citibank's Banamex USA consumer accounts, according to the terms of the existing agreements for those portfolios.

On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity) for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid. TSYS Prepaid is a provider of prepaid card solutions that utilize the Visa, MasterCard, EFT and ATM networks for Fortune 500 companies as well as domestic and international financial institutions. The Company believes the acquisition of TSYS Prepaid enhances TSYS' processing services by adding enhanced functionality and distinct value differentiation for TSYS and its clients. TSYS Prepaid operates as a separate, wholly owned subsidiary of TSYS. Refer to Note 22 in the consolidated financial statements for further information on the acquisition of TSYS Prepaid.

Merchant Acquiring Services

Merchant acquiring services revenues are derived from providing acquiring solutions, related systems and integrated support services to financial institutions and other merchant acquirers. Revenues from merchant acquiring services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of retail market segments. Merchant acquiring services include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; merchant billing services; and point-of-sale equipment sales and service.

On March 1, 2005, TSYS acquired the remaining 50% of TSYS Acquiring, formerly operating as Vital Processing Services, L.L.C., from Visa for $95.8 million in cash, including direct acquisition costs of $794,000. TSYS Acquiring operates as a separate, wholly owned subsidiary of TSYS. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring's balance sheet and results of operations. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring.

Revenues from merchant acquiring services are mainly generated by TSYS' wholly owned subsidiary, TSYS Acquiring, and majority owned subsidiary, GP Net. Merchant acquiring services revenues increased 9.6%, or $22.9 million, for the year ended December 31, 2006, compared to the year ended December 31, 2005. Merchant acquiring services revenue for the years ended December 31, 2006, 2005 and 2004 were $260.3 million, $237.4 million and $26.2 million, respectively. The increase is completely attributable to the consolidation of TSYS Acquiring's results effective March 1, 2005. Prior to the acquisition of TSYS Acquiring, TSYS' revenues included fees TSYS charged to TSYS Acquiring for clearing and settlement processing support. The impact of acquisitions on consolidated merchant acquiring services revenues for each of the years presented was $229.9 million in 2006 and $209.3 million in 2005.


Merchant Acquiring Services Revenue
(in millions)
$23.5
$25.0
$26.2
$237.4
$260.3
2002
2003
2004
2005
2006

TSYS Acquiring's results are driven by the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. TSYS Acquiring's authorization and capture transactions are primarily through dial-up or Internet connectivity.

During 2006, TSYS Acquiring renewed long-term agreements with five of its top 20 clients, as well as signed several new clients. TSYS Acquiring also announced plans to integrate clearing and settlement processing for Discover Network card acceptance into its offering for merchant acquirers and independent sales organizations.

TSYS Acquiring also expanded its solution set during the year to include enhanced gift card, enhanced statements, new Internet-based reporting capabilities, contactless, merchant cash advance services and upgraded Dynamic Currency Conversion and multi-currency processing services.

Effective January 1, 2006, Golden Retriever Systems L.L.C. (Golden Retriever) became a wholly owned subsidiary of Enhancement Services Corporation (ESC). Also effective January 1, 2006, Merlin Solutions, L.L.C. (Merlin) became a wholly owned subsidiary of TSYS. Both entities were previously wholly owned subsidiaries of TSYS Acquiring and were reported under the merchant acquiring services segment. Revenues for Golden Retriever and Merlin continue to be reported as merchant acquiring services. Effective January 1, 2006, the financial results of the two entities were included in the domestic-based support services segment. The segment results for previous periods have been reclassified to reflect the change.

In December 2005, TSYS Acquiring closed its point of sale terminal direct distribution sales office in San Diego, CA, resulting in a decrease of approximately $13.3 million in revenue in 2006, as compared to 2005. TSYS Acquiring is also experiencing moderate market price compression as well as client deconversions.

Other Services

Revenues from other services consist primarily of revenues generated by TSYS' wholly owned subsidiaries not included in electronic payment processing services or merchant acquiring services, as well as TSYS' business process management services. These services include mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client service, collections and account solicitation services. TSYS provides clients, through its wholly owned subsidiary, Columbus Depot Equipment Company, with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. Through its wholly owned subsidiary Columbus Productions, Inc., TSYS provides full-service commercial printing services to TSYS clients and others. TSYS Total Debt Management, Inc. (TDM) provides recovery collections work, bankruptcy process management, legal account management and skip tracing. ESC provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States. TSYS Managed Services EMEA, Ltd. (TSYS Managed Services) provides specialized customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in electronic payment processing and merchant acquiring activities.

Revenues from other services increased $2.5 million, or 1.4%, in 2006, compared to 2005. In 2005, revenues from other services increased $11.7 million, or 6.8%, compared to 2004. Other services revenues increased primarily as a result of increased debt collection services performed by TDM, acquisitions and the revenues associated with ESC. The impact of acquisitions on consolidated other services revenues for each of the years presented was $3.2 million in 2006, $1.2 million in 2005 and $0.1 million in 2004.



Other Services Revenue
(in millions)
$106.1
$120.5
$170.9
$182.6
$185.1
2002
2003
2004
2005
2006

In May 2006, TSYS' collection subsidiary renegotiated a contract with its largest client. One of the provisions that was changed related to the handling of attorney fees and court costs. In reviewing the indicators set forth in EITF Issue No. 99-19, *"Reporting Revenue Gross as a Principal versus Net as an Agent,"* TSYS met the indicators of "gross reporting," specifically TSYS is the primary obligor and adds value as part of the service. Prior to the renegotiation, TSYS recognized $25.9 million, $32.1 million and $33.9 million of attorney fees and court costs for the years ended December 31, 2006, 2005 and 2004, respectively, as other services revenues. After the renegotiation, these fees and costs are now included in reimbursables.

On November 16, 2006, TSYS announced a joint venture with Merchants, a customer-contact company and a wholly owned subsidiary of Dimension Data, to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The new venture is called TSYS Managed Services and includes existing Merchants centers that comprise more than 200 seats in Milton Keynes, England, near London, and Barneveld, The Netherlands, near Amsterdam. TSYS Managed Services is expected to add future centers in other countries throughout Europe and in South Africa.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS' international clients, and these services were characterized as reimbursable items. With the new agreement, these services will be characterized as other services revenues. TSYS Managed Services operates as a separate, majority owned subsidiary of TSYS. Revenues associated with TSYS Managed Services are included in international — based support services for segment reporting purposes. Refer to Note 22 in the consolidated financial statements for further information on TSYS Managed Services.

Reimbursable Items

As a result of the FASB's EITF No. 01-14 (EITF 01-14), *"Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred,"* the Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursement expense for which TSYS is reimbursed by clients is postage. Reimbursable items increased $39.6 million, or 12.6%, in 2006, as compared to 2005. Reimbursable items increased $82.8 million, or 35.9%, in 2005, as compared to 2004.

The Company's revenues from reimbursable items are impacted by acquisitions. The impact of acquisitions on consolidated reimbursable items revenues for each of the years presented was $46.4 million in 2006, $39.5 million in 2005 and $0.8 million in 2004.

In connection with the renegotiated contract discussed in other services revenues, TSYS has recognized $20.2 million of attorney fees and court costs for the year ended December 31, 2006 as reimbursable items.

Operating Expenses

As a percentage of revenues, operating expenses decreased in 2006 to 80.0%, compared to 82.1% and 83.0% for 2005 and 2004, respectively. As a percentage of revenues, the decrease in expenses for the year ended December 31, 2006 and the decrease for the year ended December 31, 2005, include an increase of $1.1 million and a decrease of $1.3 million related to the effects of currency translation of the Company's foreign based subsidiaries, branches and divisions, respectively. The impact of acquisitions on consolidated total expenses for each of the years presented was $251.8 million in 2006, $221.4 million in 2005 and $9.8 million in 2004. Operating expenses were $1,430.1 million in 2006, compared to $1,315.8 million in 2005 and $984.8 million in 2004.

Salaries and Other Personnel Expense

Summarized below are the major components of salaries and other personnel expense for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,			Percent Change	
(In thousands)	**2006**	2005	2004	**2006 vs. 2005**	2005 vs. 2004
Salaries	**$386,881**	351,013	281,378	**10.2%**	24.7%
Employee benefits	**105,362**	105,306	71,682	**0.1**	46.9
Nonemployee wages	**43,861**	36,061	15,656	**21.6**	130.3
Share-based compensation	**9,157**	1,137	—	**nm**	nm
Other	**12,236**	8,695	6,778	**40.7**	28.3
Less capitalized expenses	**(35,241)**	(39,995)	(13,962)	**11.9**	(186.5)
Totals	**$522,256**	462,217	361,532	**13.0**	27.8

nm = not meaningful

Salaries and other personnel expense increased 13.0% in 2006 over 2005, compared to 27.8% in 2005 over 2004. The impact of acquisitions on consolidated salaries and other personnel expenses for each of the years presented was $91.5 million in 2006, $64.4 million in 2005 and $3.3 million in 2004. In addition, the change in salaries and other personnel expense is associated with the normal salary increases and related benefits, offset by the level of employment costs capitalized as software development and contract acquisition costs. Salaries and other personnel expense include the accrual for performance-based incentive benefits, which includes salary bonuses, profit sharing and employer 401(k) expenses. For the years ended December 31, 2006, 2005 and 2004, the Company accrued $39.0 million, $48.1 million and $22.5 million, respectively, of performance-based incentives.

The Company's salaries and other personnel expense is greatly influenced by the number of employees. Below is a summary of the Company's employee data:

Employee Data: (Full-time Equivalents)	**2006**	2005	2004	**2006 vs. 2005**	2005 vs. 2004
				Percent Change	
At December 31,	**6,749**	6,698	5,700	**0.8%**	17.5%
YTD Average	**6,642**	6,317	5,598	**5.1**	12.8

The majority of the increase in the number of employees in 2006 as compared to 2005 is a result of the acquisitions of TSYS Card Tech and TSYS Managed Services, which added 265 employees. The majority of the increase in the number of employees in 2005 as compared to 2004 is a result of the acquisition of TSYS Acquiring.

The Company maintains share-based employee compensation plans for purposes of incenting and retaining employees. In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised) (SFAS No. 123R), "*Share-Based Payment*," which the Company adopted on January 1, 2006. SFAS No. 123R requires the Company to recognize compensation expense for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards. Refer to Note 14 in the consolidated financial statements for more information on share-based compensation.

Share-based compensation expenses include the impact of expensing the fair value of stock options in 2006, as well as expenses associated with nonvested shares. For the year ended December 31, 2006, share-based compensation was $9.2 million, compared to $1.1 million for the same period in 2005.

Net Occupancy and Equipment Expense

Summarized below are the major components of net occupancy and equipment expense:

(In thousands)	Years Ended December 31,			Percent Change	
	2006	2005	2004	**2006 vs. 2005**	2005 vs. 2004
Depreciation and amortization	**$135,137**	108,491	81,256	**24.6%**	33.5%
Equipment and software rentals	**109,427**	96,487	88,742	**13.4**	8.7
Repairs and maintenance	**47,721**	46,014	39,435	**3.7**	16.7
Impairment of developed software	**—**	3,619	10,059	**(100.0)**	(64.0)
Other	**25,631**	29,344	20,932	**(12.6)**	40.2
Totals	**$317,916**	283,955	240,424	**12.0**	18.1

Net occupancy and equipment expense increased 12.0% in 2006 over 2005, compared to 18.1% in 2005 over 2004. The impact of acquisitions on consolidated net occupancy and equipment expenses for each of the years presented was $35.7 million in 2006, $24.6 million in 2005 and $1.0 million in 2004.

Depreciation and amortization expense increased $26.6 million, or 24.6%, to $135.1 million for the year ended December 31, 2006, compared to $108.5 million for the year ended December 31, 2005, which increased $27.2 million, or 33.5%, from $81.3 million for the year ended December 31, 2004. Amortization expense of licensed computer software increased by $21.7 million, or 40.8%, in 2006 over 2005 as the Company expanded its processing capacity. Amortization expense of licensed computer software increased by $15.6 million in 2005 compared to 2004. The Company has certain license agreements requiring increased license fees based upon achieving certain thresholds of processing capacity commonly referred to as millions of instructions per second or MIPS. These licenses are amortized using a units-of-production basis. As a result of the deconversions scheduled during 2006 and 2007, TSYS' total future MIPS are expected to decline, resulting in an increase in software amortization for the periods prior to the deconversion dates. As it converted the vast majority of the Capital One portfolio, TSYS was operating at its highest production capacity in the Company's history. This capacity level was designed to maintain the service processing needs of all clients and was reduced as certain clients deconverted in October 2006. Amortization expense of developed software increased $327,000 for the year ended December 31, 2006, as compared to the prior period in 2005, as a result of some of the Company's developed software becoming available for use in 2006 and being amortized. Amortization expense of developed software decreased $750,000 for the year ended December 31, 2005, as compared to the prior period in 2004, as a result of some of the Company's developed software becoming fully amortized during 2005 and 2004. As a result of the deconversion of a consumer portfolio in October 2006, the Company accelerated the amortization of a mainframe software operating system dedicated solely to the processing of the deconverted portfolio. The acceleration resulted in an increase of approximately $11.0 million in software amortization and related prepaid maintenance in 2006.

Through December 2004, the Company invested a total of $6.3 million in developing its Integrated Payments (IP) Platform supporting the on-line and off-line debit and stored value markets. IP Platform would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for on-line debit processing.

Development relating specifically to the IP on-line debit platform primarily consisted of a third party software solution. During the first quarter of 2005, the Company evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of TSYS Acquiring and debit alternatives now available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized an impairment charge in net occupancy and equipment expense of approximately $3.1 million related to this asset during the first quarter of 2005. The impairment charge is reflected in the domestic-based support services segment. As of December 31, 2006, the Company has $0.5 million capitalized, net of amortization, related to this asset. In September 2005, TSYS also recognized an impairment loss on developed software of $482,000.

During 2004, the Company decided to change its approach for entry into the Asia-Pacific market. As a result, the Company recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project. The $10.1 million impairment charge is reflected in the domestic-based support services segment.

TSYS' equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $109.4 million for the year ended December 31, 2006, an increase of $12.9 million, or 13.4%, compared to $96.5 million for the year ended December 31, 2005, an increase of $7.8 million, or 8.7%, compared to $88.7 million for the year ended December 31, 2004. The Company's equipment and software rentals increased for 2006, as compared to 2005, as a result of software licenses that are leased under processing capacity or MIPS agreements, as well as increased equipment expenses associated with providing additional capacity for the Capital One portfolio conversions.

Other Operating Expenses

Summarized below are the major components of other operating expenses for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,			Percent Change	
(in thousands)	**2006**	2005	2004	**2006 vs. 2005**	2005 vs. 2004
Third-party data processing services	**$ 39,783**	42,743	5,493	**(6.9)%**	nm%
Supplies and stationery	**26,803**	28,947	25,215	**(7.4)**	14.8
Court costs associated with debt collection services	**25,935**	32,117	33,930	**(19.2)**	(5.3)
Professional advisory services	**23,412**	25,991	11,457	**(9.9)**	126.8
Travel and business development	**20,208**	16,692	11,958	**21.1**	39.6
Amortization of conversion costs	**17,840**	15,920	11,540	**12.1**	38.0
Terminal deployment costs	**12,304**	24,867	—	**(50.5)**	nm
Transaction processing provisions	**10,981**	7,397	9,878	**48.4**	(25.1)
Management fees	**9,040**	8,272	8,659	**9.3**	(4.3)
Amortization of acquisition intangibles	**5,108**	3,205	1,458	**59.4**	119.8
Bad debt (recoveries) expense	**(164)**	3,482	(1,086)	**nm**	nm
Other	**45,929**	46,856	33,947	**(2.0)**	38.0
Totals	**$237,179**	256,489	152,449	**(7.5)**	68.2

nm = not meaningful

Other operating expenses decreased 7.5% in 2006 compared to 2005, and increased 68.2% in 2005 compared to 2004. The impact of acquisitions on consolidated other operating expenses for each of the years presented was $78.3 million in 2006, $92.8 million in 2005 and $4.7 million in 2004. The decrease of the impact of acquisitions for other operating expenses between 2006 and 2005 is the result of the closing of TSYS Acquiring's point of sale terminal direct distribution sales office at the beginning of 2006. Other operating expenses were also impacted by the court costs associated with a debt collection arrangement, amortization of contract acquisition costs and the provision for transaction processing accruals. Amortization of contract acquisition costs associated with conversions was $17.8 million, $15.9 million and $11.5 million in 2006, 2005 and 2004, respectively.

Other operating expenses also include, among other things, costs associated with delivering merchant acquiring services, professional advisory fees, charges for processing errors, contractual commitments and bad debt expense. Management's evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in transaction processing provisions and charges for bad debt expense are reflected in other operating expenses. For 2006, 2005 and 2004, transaction processing provisions were $11.0 million, $7.4 million and $9.9 million, respectively. For the years ended December 31, 2006 and 2005, the Company had recoveries of bad debt expense of $164,000 and provisions for bad debt expense of $3.5 million, respectively, and for the year ended December 31, 2004, the Company had recoveries of bad debt expense of $1.1 million.

Operating Income

Operating income increased 24.4% to $357.1 million in 2006, compared to $287.1 million in 2005, which was an increase of 42.0% over 2004 operating income of $202.2 million. The operating income margin increased to 20.0% in 2006, compared to 17.9% and 17.0% in 2005 and 2004, respectively. The increase in operating margin for 2006 was the result of the Bank of America deconversion fee, offset by the acceleration of the associated amortization of contract acquisition costs and software amortization. The margin for 2005 increased when compared to the same period in 2004 mainly as a result of the consolidated results of TSYS Acquiring, and increased revenues and benefits associated with increased operating leverage. Operating income margin in 2004 was primarily impacted by the impairment charge for the double-byte project, increases in the accrual for performance-based incentive benefits, and the decrease in revenues from clients in Mexico.

The Company's operating profit is impacted by the acquisition of TSYS Acquiring. Prior to acquiring control, TSYS accounted for its investment in TSYS Acquiring using the equity method of accounting. Only TSYS' share of TSYS Acquiring's earnings was included in TSYS' net income. After acquiring control of TSYS Acquiring, TSYS began consolidating TSYS Acquiring's results of operations. By consolidating the results of TSYS Acquiring, the impact will increase operating profit as compared to periods that TSYS used the equity method of accounting.

Nonoperating Income (Expense)

Nonoperating income consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income increased in 2006 and 2005, as compared to 2005 and 2004, respectively, primarily due to the increase in interest income. Interest income for 2006 was $14.1 million, a 134.8% increase compared to $6.0 million in 2005, which was a 110.5% increase compared to $2.9 million in 2004. The variation in interest income is primarily attributable to the fluctuations in the cash available for investment and higher short-term interest rates.

In connection with the acquisitions of TSYS Card Tech and TSYS Managed Services, the Company loaned $61.8 million to its UK operation as an intercompany loan. The financing requires the unit to repay the loan in US dollars. The functional currency of the European operations is the British Pound Sterling (BPS). As the Company translates the European financial statements into US dollars, the translated balance of the financing (liability) is adjusted upward or downward to match the US-dollar obligation (receivable) on the Company's financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation. As a result of the financing, the Company recorded a foreign currency translation gain on the Company's financing arrangement with its European operations during 2006 of $3.8 million. The balance of the financing at December 31, 2006 was approximately $61.8 million.

In October 2006, the Company provided financing of approximately $2.1 million to its operation in Japan through an intercompany loan. The financing requires the unit to repay the arrangement in US dollars. The functional currency of the operation in Japan is the Japanese Yen. As the Company translates the Japanese financial statements into US dollars, the translated balance of the financing (liability) is adjusted upward or downward to match the US-dollar obligation (receivable) on the Company's financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation. As a result of the financing, the Company recorded a foreign currency translation loss on the Company's financing arrangement with its Japanese operations during 2006 of $31,000. The balance of the financing at December 31, 2006 was approximately $2.1 million.

The Company records foreign currency translation adjustments on foreign-denominated balance sheet accounts. The Company maintains several cash accounts denominated in foreign currencies, primarily in Euros and BPS. As the Company translates the foreign-denominated cash balances into US dollars, the translated cash balance is adjusted upward or downward depending upon the foreign currency exchange movements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company's statements of income. As those cash accounts have increased, the upward or downward adjustments have increased. The Company recorded a translation loss of approximately $1.7 million for the year ended December 31, 2006 related to the translation of cash accounts.

The balance of the Company's foreign-denominated cash accounts subject to risk of translation gains or losses at December 31, 2006 was approximately $32.8 million, the majority of which is denominated in Euros.

Income Taxes

Income tax expense was $126.2 million, $103.3 million and $77.2 million in 2006, 2005 and 2004, respectively, representing effective income tax rates of 33.8%, 34.9% and 34.2%, respectively. The calculation of the effective tax rate includes minority interest in consolidated subsidiaries' net income and equity in income of equity investments in pretax income.

In the fourth quarter of 2006, the United States Congress passed legislation extending various tax credits including a credit for Research and Experimentation Credits for the tax year. As a result of this legislation, the Company reduced tax expense for 2006 by approximately $1.1 million.

In July 2006, TSYS changed the structure of its European operation from a branch structure to a statutory structure that will facilitate continued expansion in the European region. TSYS adopted the permanent reinvestment exception under Accounting Principles Board Opinion No. 23 (APB 23) *"Accounting for Income Taxes — Special Areas,"* with respect to future earnings of certain foreign subsidiaries. As a result, TSYS now considers foreign earnings related to these foreign operations to be permanently reinvested.

The new statutory structure provides TSYS with marketing and personnel hiring advantages when compared to the former branch office, as well as providing TSYS with certain U.S. and U.K. tax benefits. As a result of the new structure, TSYS reduced previously established tax reserves that would no longer be required under the new structure in the amount of $5.6 million in the third quarter of 2006. In the third quarter of 2006, TSYS also reassessed its contingencies for federal and state exposures, which resulted in an increase in tax contingency amounts by approximately $1.5 million.

During the first quarter of 2006, TSYS received notices of proposed adjustments relating to taxes due for the years 2000 through 2003. As a result, TSYS recorded a reduction in previously recorded income tax liabilities of $1.7 million which reduced income tax expense for the first quarter of 2006.

TSYS' increase in its effective income tax rate for 2005 was primarily due to the result of changes in tax credits expected to be realized and reduction in foreign tax credits.

Equity in Income of Equity Investments

TSYS' share of income from its equity in equity investments was $4.2 million, $6.1 million and $23.7 million for 2006, 2005 and 2004, respectively. The decrease for 2005 is the result of TSYS' purchase of the remaining 50% of TSYS Acquiring on March 1, 2005 and the subsequent inclusion of TSYS Acquiring's operating results in TSYS' statements of income. Refer to Note 22 in the consolidated financial statements for further information on TSYS' acquisition of TSYS Acquiring.

Total System Services de México, S.A. de C.V.

The Company has an equity investment with a number of Mexican banks and records its 49% ownership in the equity investment using the equity method of accounting. The operation, TSYS de México, prints statements and provides card-issuing support services to the equity investment clients.

During 2006, the Company's equity in income of equity investments related to TSYS de México was $3.4 million, a 18.5% increase, or $524,000, compared to $2.8 million in 2005, which was a 62.9% increase, or $1.1 million, compared to $1.7 million in 2004.

TSYS pays TSYS de México a processing support fee for certain client relationship and network services that TSYS de México has assumed from TSYS. TSYS paid TSYS de México a processing support fee of $147,000, $141,000 and $200,000 in 2006, 2005 and 2004, respectively. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

China UnionPay Data Co., Ltd.

Effective November 1, 2005, the Company purchased an initial 34.04% equity interest in CUP Data, the payments-processing subsidiary of China UnionPay Co., Ltd. (CUP). CUP is sanctioned by the People's Bank of China, China's central bank, and has become one of the world's largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China. TSYS' equity in income of equity investments related to CUP Data was approximately $888,000 in 2006, compared to $63,000 in 2005.

Effective August 1, 2006, TSYS increased its ownership interest in CUP Data to 44.56% upon its receipt of regulatory approval in China. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of CUP Data.

TSYS Acquiring Solutions, L.L.C.

In 1996, the Company formed Vital with Visa in order to expand its merchant processing business. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by TSYS Acquiring, provided processing services to TSYS Acquiring. For 2005, TSYS generated $3.8 million of revenue from TSYS Acquiring, compared to $21.9 million in 2004. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

During 2005, the Company's equity in income of equity investments related to TSYS Acquiring was $3.2 million, a 85.3% decrease, or $18.8 million, compared to $22.0 million in 2004. The decrease in revenues and equity in income of equity investments in 2005 is the result of consolidation of TSYS Acquiring's results on March 1, 2005. Refer to Note 9 in the consolidated financial statements for condensed consolidated financial information for TSYS Acquiring.

On January 18, 2005, TSYS signed an agreement to purchase the remaining 50% equity stake that Visa held in TSYS Acquiring. The transaction closed March 1, 2005. TSYS Acquiring operates as a wholly owned subsidiary of TSYS. The purchase of the remaining 50% interest in TSYS Acquiring provides TSYS with greater synergies for its clients by offering a broad range of point-of-sale solutions. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring.

Net Income

Net income increased 28.1% to $249.2 million (basic EPS of $1.27 and diluted EPS of $1.26) in 2006, compared to 2005. In 2005, net income increased 29.2% to $194.5 million (basic and diluted EPS of $0.99), compared to $150.6 million (basic and diluted EPS of $0.76) in 2004.

Net Profit Margin

The Company's net profit margin for 2006 was 13.9%, compared to 12.1% and 12.7% for the years ended December 31, 2005 and 2004, respectively. The Company's net profit margin is impacted by the acquisition of TSYS Acquiring. Prior to acquiring control, TSYS accounted for its investment in TSYS Acquiring using the equity method of accounting. Only TSYS' share of TSYS Acquiring's earnings was included in TSYS' net income. After acquiring control of TSYS Acquiring, TSYS began consolidating TSYS Acquiring's results of operations on March 1, 2005. By consolidating the results of TSYS Acquiring, the impact will be a lower net profit margin as compared to periods that used the equity method of accounting. TSYS' profit margin is also impacted by the consolidation of majority-owned subsidiaries. The Company recognizes only its share of net profits from these entities, while consolidating all of their revenues, which has the impact of lowering overall net profit margins.

TSYS' net profit margin increased for the year ended December 31, 2006 as the result of the Bank of America deconversion fee, management's focus on expense controls, lower effective tax rate and increased interest income offset by increased expenses associated with share-based compensation and increased amortization.

Profit Margins and Reimbursable Items

Management believes that reimbursable items distort operating and net profit margins as defined by accounting principles generally accepted in the United States. Management evaluates the Company's operating performance based upon operating and net profit margins excluding reimbursable items. Management believes that operating and net profit margins excluding reimbursable items are more useful because reimbursable items do not impact profitability as the Company receives reimbursement for expenses incurred on behalf of its clients.

Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2006, 2005 and 2004:

(in thousands)	**2006**	2005	2004
Operating income	**$ 357,082**	287,129	202,214
Net income	**$ 249,163**	194,520	150,558
Total revenues	**$1,787,171**	1,602,931	1,187,008
Operating margin (as reported)	**20.0%**	17.9%	17.0%
Net profit margin (as reported)	**13.9%**	12.1%	12.7%
Revenue before reimbursable items	**$1,434,433**	1,289,790	956,619
Adjusted operating margin	**24.9%**	22.3%	21.1%
Adjusted net profit margin	**17.4%**	15.1%	15.7%

Projected Outlook for 2007

TSYS expects its 2007 net income to decline between 5%-3% as compared to 2006, based on the following assumptions: (1) including the Bank of America contract termination fee in 2006 of approximately $68.9 million and an acceleration of amortization of contract acquisition costs of approximately $6 million, estimated total revenues will decline 5%-3% in 2007. Excluding the termination fee and reimbursable items, revenues will increase by 2%-5% over 2006; (2) the conversion of the Capital One portfolio, which was substantially completed in the fourth quarter of 2006, will be completed in 2007; (3) Chase will discontinue its processing agreement according to the original schedule and will license TSYS' processing software in the third quarter of 2007; (4) expense reductions in employment, equipment, leases and other areas which are included in 2007 estimates will be accomplished; and (5) TSYS will not incur significant expenses associated with the conversion of new large clients and/or acquisitions, or any significant impairment of goodwill or other intangibles. Excluding the one-time Bank of America contract-termination fee in 2006 of approximately $68.9 million and the acceleration of amortization of Bank of America contract acquisition costs of approximately $6 million, net income is expected to increase between 14%-17% in 2007.

Presentation of revenues and net income excluding the Bank of America termination fee, acceleration of amortization of contract acquisition costs and reimbursable items are non-generally accepted accounting principles (GAAP) financial measures. The following table reconciles the range of changes from 2006 to 2007, comparing non-GAAP financial measures to GAAP financial measures.

	Range of Guidance ($ in millions)		
	2007 Forecast	2006 Actual	Percent Change
Net income	$ 238 to $243	249	(5%) to (3%)
Less: termination fee, net of acceleration of amortization of contract acquisition costs, net of tax	—	(41)	—
Net income, excluding impact of termination fee, net of acceleration of amortization of contract acquisition costs	$ 238 to $243	208	14% to 17%
Total revenues	$1,691 to $1,725	1,787	(5%) to (3%)
Less: reimbursable items	(294)	(353)	—
Less: termination fee, net of related contract acquisition cost amortization*	—	(65)	—
Revenues, excluding reimbursable items and net termination fee	$1,397 to $1,431	1,369	2% to 5%

* TSYS accelerated the amortization of approximately $6 million in contract acquisition costs (comprised of $4 million of amortization related to payments for processing rights, which was recorded as a reduction of revenues, and $2 million of amortization expense related to conversion costs).

TSYS believes the table above presents meaningful information to assist investors in understanding the Company's financial estimates for changes in total revenues and net income from 2006 to 2007 as a result of the Bank of America consumer portfolio deconversion as the non-GAAP financial measures exclude amounts that the Company does not consider part of ongoing operating results. The non-GAAP financial percentage changes should not be considered by themselves or as a substitute for the GAAP percentage changes year over year. The non-GAAP measures should be considered as an additional view of the way TSYS' financial measures are affected by the one-time Bank of America contract termination fee, acceleration of amortization of contract acquisition costs and reimbursable items and should be used in conjunction with all publicly filed financial statements and reports.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company's cash flows from operating, investing and financing activities. TSYS' primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

The Company's consolidated statements of cash flows for the years ended December 31, 2005 and 2004 have been changed to correct an error in the cash flows received from its equity investments. The Company had previously considered dividends received from its equity investments as returns of its investment and therefore classified these cash flows as investing activities. However, the Company has now determined that the dividends from its equity investments should have been considered a return on its investment and classified as an operating activity. The change does not affect net income or earnings per share and did not have an impact on the Company's consolidated statements of income or consolidated statements of shareholders' equity for the years ended December 31, 2005 and 2004, respectively, nor did it have an impact on the consolidated balance sheet as of December 31, 2005.

The change involved increasing net cash flows provided by operating activities and decreasing net cash flows used in investing activities by $1.7 million and $35.9 million for the years ended December 31, 2005 and 2004, respectively.

Cash Flows from Operating Activities

	Years Ended December 31,		
(in thousands)	**2006**	2005	2004
Net income	**$249,163**	194,520	150,558
Depreciation and amortization	**184,894**	150,077	108,588
Other noncash items and charges, net	**(3,741)**	(23,561)	61,802
Net change in current and long-term assets and current and long-term liabilities	**(44,557)**	(80,447)	46,963
Net cash provided from operating activities	**$385,759**	240,589	367,911

TSYS' main source of funds is derived from operating activities, specifically net income. During 2006, the Company generated $385.8 million in cash from operating activities compared to $240.6 million and $367.9 million in 2005 and 2004, respectively.

The increase in 2006 compared to 2005 in net cash provided by operating activities was primarily the result of increased earnings and the change in the use of cash related to the net change in current and long-term assets and current and long-term liabilities. The decrease in 2005 compared to 2004 in net cash provided by operating activities was primarily the result of the change in the use of cash related to net change in current and long-term assets and current and long-term liabilities.

Net change in current and long-term assets and current and long-term liabilities include accounts receivable, prepaid expenses, other current assets and other assets, accounts payable, accrued salaries and employee benefits, billings in excess of costs and profits on uncompleted contracts and other liabilities. The change in accounts receivable between the years is the result of timing of collections compared to billings. The change in accounts payable and other liabilities between years is the result of the timing of payments, funding of performance-based incentives and payments of vendor invoices.

During 2005 and 2004, the Company recognized impairment charges on internally developed software of $3.6 million and $10.1 million, respectively. Refer to Note 5 in the consolidated financial statements for more information on the impairment of developed software.

Cash Flows from Investing Activities

	Years Ended December 31,		
(in thousands)	**2006**	2005	2004
Purchases of property and equipment, net	**$ (26,506)**	(40,904)	(53,890)
Additions to licensed computer software from vendors	**(11,858)**	(12,875)	(57,302)
Additions to internally developed computer software	**(13,972)**	(22,602)	(5,224)
Cash used in acquisitions, net of cash acquired	**(69,391)**	(95,970)	(51,093)
Additions to contract acquisition costs	**(42,452)**	(19,468)	(29,150)
Net cash used in investing activities	**$(164,179)**	(191,819)	(196,659)

The major uses of cash for investing activities have been the addition of property and equipment, primarily computer equipment, the purchase of licensed computer software and internal development of computer software, investments in contract acquisition costs associated with obtaining and servicing new or existing clients, and business acquisitions. The Company used $164.2 million in cash for investing activities in 2006, compared to $191.8 million and $196.7 million in 2005 and 2004, respectively.

he major use of cash for investing activities in 2006 was for the urchase of TSYS Card Tech and TSYS Managed Services and an crease in the ownership equity of CUP Data. The major use of ash for investing activities in 2005 was for the purchase of TSYS cquiring.

roperty and Equipment

apital expenditures for property and equipment were 26.5 million in 2006, compared to $40.9 million in 2005 and 53.9 million in 2004. The majority of capital expenditures in 2006 nd 2005 related to the investment in new computer processing ardware. The majority of capital expenditures in 2004 related to he completion of the building of the new European data centre.

icensed Computer Software from Vendors

xpenditures for licensed computer software from vendors were 11.9 million in 2006, compared to $12.9 million in 2005 and 57.3 million in 2004. The expenditures in 2004 relate to site censes acquired for mainframe processing systems whose fees re based upon a measure of TSYS' computer processing capacty, or MIPS.

nternally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to and development of TS2 processing systems, were $14.0 million in 2006, $22.6 million in 2005 and $5.2 million n 2004.

The amount capitalized as software development costs in 2006 is mainly attributable to TSYS Acquiring's development of Merchant Boarding and Maintenance (MBM) and ESC's development of TLP. The Company remains committed to developing and enhancing ts processing solutions to expand its service offerings. In addition o developing solutions, the Company has expanded its service offerings through strategic acquisitions, such as TSYS Acquiring and TSYS Card Tech.

The Company is internally developing MBM, which provides a single point of entry system that enables acquirers to more easily oad and maintain merchant profiles. The Company expects to complete MBM in phases, and the first phase was introduced in he marketplace in July 2005. The remaining phases continue to be developed and are expected to be introduced in the marketplace during 2007. This project reached technological feasibility prior to TSYS' acquisition of control of TSYS Acquiring. The Company capitalized approximately $30.0 million since the project began.

Through its ESC subsidiary, the Company is internally developing an advanced loyalty platform — TLP. TLP is designed to support ransactional speed, complex reward programs and robust analytics tools. The platform offers critical support to all elements of loyalty management, including points processing, tracking, communications, redemption systems and analytics. The Company capitalized approximately $8.0 million since the project began. The project was made available for use in July 2006.

Cash Used in Acquisitions

On November 16, 2006, TSYS acquired majority ownership of TSYS Managed Services for an aggregate consideration of approximately $2.5 million, including direct acquisition costs. Refer to Note 22 in the consolidated financial statements for more information on TSYS Managed Services.

On July 11, 2006, TSYS acquired Card Tech, Ltd. and related companies for an aggregate consideration of approximately $59.3 million, including direct acquisition costs, and has renamed the business as TSYS Card Tech. Refer to Note 22 in the consolidated financial statements for more information on TSYS Card Tech.

In March 2005, the Company purchased the remaining 50% of TSYS Acquiring. The Company purchased TSYS Acquiring for approximately $95.8 million, including direct acquisition costs of $794,000. In October 2005, TSYS acquired the remaining 49% of Merlin, a subsidiary of TSYS Acquiring for approximately $2.0 million. Refer to Note 22 in the consolidated financial statements for more information on TSYS Acquiring.

In December 2005, TSYS paid approximately $37.0 million for the 34.04% equity interest in CUP Data. Effective August 1, 2006, TSYS increased its ownership interest to 44.56% of CUP Data for approximately $15.6 million. Refer to Note 22 in the consolidated financial statements for more information on CUP Data.

On August 2, 2004, TSYS completed the acquisition of Clarity for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid. Refer to Note 22 in the consolidated financial statements for more information on TSYS Prepaid.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company's processing systems. The Company's investments in contract acquisition costs were $42.5 million in 2006, $19.5 million in 2005 and $29.1 million in 2004. The Company made cash payments for processing rights of $10.2 million and $18.5 million in 2006 and 2004, respectively. Conversion cost additions were $32.3 million, $19.5 million and $10.6 million in 2006, 2005 and 2004, respectively. The increase in the amount of conversion cost additions for 2006, as compared to 2005, is the result of capitalized costs related to conversions that occurred during the year.

Cash Flows from Financing Activities

(in thousands)	2006	2005	2004
Proceeds from borrowings of long-term debt	$ —	48,143	—
Principal payments on long-term debt borrowings and capital lease obligations	**(2,691)**	(50,437)	(42,656)
Dividends paid on common stock	**(51,269)**	(39,418)	(23,621)
Repurchase of common stock	**(22,874)**	—	(1,189)
Other	**7,237**	2,957	1,194
Net cash used in financing activities	**$(69,597)**	(38,755)	(66,272)

The major uses of cash for financing activities have been principal payments on capital lease and software obligations, the payment of dividends and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the occasional use of borrowed funds. The Company used $69.6 million in cash for financing activities for the year ended December 31, 2006 primarily for the purchase of common stock, payment of cash dividends and principal payments on capital lease obligations. Net cash used in financing activities for the year ended December 31, 2005 was $38.8 million primarily as a result of payments of cash dividends. The Company used $66.3 million in cash for financing activities for the year ended December 31, 2004 primarily for the purchase of common stock, payment of cash dividends and principal payments on capital lease obligations.

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represents slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76. The Company has approximately 898,000 shares remaining that could be repurchased under the stock repurchase plan.

On April 15, 2003, TSYS announced that its Board of Directors ha[d] approved a stock repurchase plan to purchase up to 2 millio[n] shares, which represents slightly more than five percent of th[e] shares of TSYS stock held by shareholders other than Synovu[s]. The shares were to be purchased from time to time over two yea[rs] and depended on various factors including price, market cond[i]tions, acquisitions and the general financial position of TSY[S]. Repurchased shares will be used for general corporate purpose[s]. The Company purchased 571,491 shares at an average cost o[f] $19.07 per share. The plan expired on April 15, 2005.

Financing

In connection with the purchase of the campus in 2003, TSY[S] obtained a $45.0 million long-term line of credit from a bankin[g] affiliate of Synovus. The Company used the facility, borrowing an[d] repaying approximately $48.1 million during 2005. The line o[f] credit expired on June 30, 2006. Refer to Note 2 in the consol[]idated financial statements for more information on related part[y] transactions.

In January 2007, the Company's operation in Japan borrowe[d] ¥250 million through a short-term note. The interest rate on th[e] note is the Japan prime rate plus 375 basis points. The note i[s] expected to replace the intercompany financing between th[e] Company and its Japan operation. The term of the note is on[e] year.

Dividends

Dividends on common stock of $51.3 million were paid in 2006, compared to $39.4 million and $23.6 million in 2005 and 2004, respectively. On May 25, 2006, the Company announced a[n] increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share. On April 21, 2005, the Company announce[d] an increase in its quarterly dividend of 50% from $0.04 to $0.06 pe[r] share. On April 15, 2004, the Company announced a 100.0% increase in its quarterly dividend from $0.02 to $0.04 per share.

Significant Noncash Transactions

During the first quarter of 2006, the Company issue[d] 150,775 shares of common stock with a market value of $3.0 million compared to 221,902 shares of common stock with a marke[t] value of $5.1 million in the first quarter of 2005. These shares ar[e] issued to certain key executive officers and non-managemen[t] members of its board of directors under nonvested shares fo[r] services to be provided by such officers and directors in the future. The market value of the common stock at the date of issuance i[s] amortized as compensation expense over the vesting period o[f] the awards.

On October 23, 2006, the Company issued 275,150 shares o[f] common stock with a market value of $6.7 million to certain ke[y] mployees under nonvested shares for services to be provided by ich employees in the future. The market value of the common ock at the date of issuance is amortized as compensation xpense over the vesting period of the awards.

In July 19, 2005, the Company issued 5,000 shares of common ock with a market value of $120,000 to a certain key officer under restricted stock bonus award for services to be provided by such fficer in the future. The market value of the common stock is mortized as compensation expense over the vesting period of he award.

efer to Notes 14 and 21 in the consolidated financial statements or more information on share-based compensation and signifi-ant noncash transactions.

Additional Cash Flow Information

Off-Balance Sheet Financing

TSYS uses various operating leases in its normal course of busi-ness. These "off-balance sheet" arrangements obligate TSYS under noncancelable operating leases for computer equipment, oftware and facilities. These computer and software lease com-mitments may be replaced with new lease commitments due to new technology. Management expects that, as these leases expire, they will be evaluated and renewed or replaced by similar leases based on need.

The following table summarizes future contractual cash obliga-tions, including lease payments and software arrangements, as of December 31, 2006, for the next five years and thereafter:

	Contractual Cash Obligations Payments Due By Period				
(in millions)	Total	1 Year or Less	2 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	$222.6	102.9	90.1	23.2	6.4
Capital lease obligations	6.8	2.8	3.2	0.8	—
Total contractual cash obligations	$229.4	105.7	93.3	24.0	6.4

Foreign Exchange

TSYS operates internationally and is subject to potentially adverse movements in foreign currency exchange rates. TSYS has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. The Company con-tinues to analyze potential hedging instruments to safeguard it from significant currency translation risks.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevail-ing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 2.5:1. At December 31, 2006, TSYS had working capital of $448.9 million, compared to $235.3 million in 2005 and $176.3 million in 2004.

Legal Proceedings

The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company estab-lishes reserves for expected future litigation exposures that TSYS determines to be both probable and reasonably estimable.

Forward-Looking Statements

Certain statements contained in this filing which are not state-ments of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS' belief with respect to its percentage of market share of specified markets and its expectation with respect to commercial card and domestic consumer card processing market share through 2007; (ii) TSYS' plans to continue to expand its service offerings internationally; (iii) TSYS' projections with respect to the impact of the Bank of America consumer card deconversion on revenues; (iv) TSYS' expectation that it will convert Capital One's portfolio in phases beginning in July 2006 and ending in early 2007; (v) TSYS' expectation that it will maintain the card processing functions of Capital One for at least five years; (vi) TSYS' expectation that it will maintain the card processing functions of Chase for at least two years and that Chase will discontinue its processing agreement according to the original schedule and license TSYS' processing software in the third quarter of 2007; (vii) TSYS' expectation that it will continue to process commercial card accounts for Citibank, as well as Citibank's Banamex USA consumer accounts; (viii) TSYS' expected net income growth for 2007; (ix) TSYS' belief with respect to lawsuits, claims and other complaints; (x) the expected market introduction dates of various development projects; (xi) the expected financial impact of recent accounting pronouncements; and the assumptions underlying such statements, including, with respect to TSYS' expected increase in net income for 2007: (a) including the Bank of America contract termination fee in 2006 of approximately $68.9 million and an acceleration of amortization of contract acquisition costs of approximately $6 million, estimated total revenues will decline 5%-3% in 2007; (b) the conversion of the Capital One portfolio, which was substantially completed in the fourth quarter of 2006, will be completed in 2007; (c) Chase will discontinue its processing agreement according to the original schedule and will license TSYS' processing software in the third quarter of 2007; (d) expense reductions in employment, equipment, leases and other areas which are included in 2007 estimates will be accomplished; and (e) TSYS will not incur significant expenses associated with the conversion of new large clients and/or acquisitions, or any significant impairment of goodwill or other intangibles. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "estimates," "projects," "plans," "may," "could," "should," "would," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS' management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number o important factors could cause actual results to differ material from those contemplated by our forward looking statement Many of these factors are beyond TSYS' ability to control o predict. These factors include, but are not limited to: (i) revenue that are lower than anticipated; (ii) TSYS incurs expenses assoc ated with the signing of a significant client; (iii) internal growt rates for TSYS' existing clients are lower than anticipated; (iv) TSY does not convert and deconvert clients' portfolios as schedule (v) adverse developments with respect to foreign currenc exchange rates; (vi) adverse developments with respect to ente ing into contracts with new clients and retaining current client (vii) continued consolidation in the financial services industr including the merger of TSYS clients with entities that are no TSYS clients or the sale of portfolios by TSYS clients to entities tha are not TSYS clients; (viii) TSYS is unable to control expenses an increase market share, both domestically and internationally (ix) adverse developments with respect to the credit card industr in general, including a decline in the use of cards as a paymen mechanism; (x) TSYS is unable to successfully manage any impac from slowing economic conditions or consumer spending; (xi) th impact of acquisitions, including their being more difficult t integrate than anticipated; (xii) the costs and effects of litigation investigations or similar matters or adverse facts and develop ments relating thereto; (xiii) the impact of the application o and/or changes in accounting principles; (xiv) TSYS' inability t timely, successfully and cost-effectively improve and implemen processing systems to provide new products, increased function ality and increased efficiencies; (xv) TSYS' inability to anticipate and respond to technological changes, particularly with respect t e-commerce; (xvi) changes occur in laws, regulations, credit car associations rules or other industry standards affecting TSYS business, which require significant product redevelopment efforts or reduce the market for or value of its products; (xvii) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework fo expansive patent protection; (xviii) no material breach of security of any of our systems; (xix) overall market conditions; (xx) the loss of a major supplier; (xxi) the impact on TSYS' business, as well as on the risks set forth above, of various domestic or internationa military or terrorist activities or conflicts; and (xxii) TSYS' ability t manage the foregoing and other risks.

These forward-looking statements speak only as of the date or which they are made and TSYS does not intend to update an forward-looking statement as a result of new information, futur developments or otherwise.

Consolidated Balance Sheets

(in thousands, except per share data)	December 31, 2006	2005
Assets		
Current assets:		
Cash and cash equivalents (includes $241.0 million and $152.6 million on deposit with a related party at 2006 and 2005, respectively) (Notes 2 and 3)	**$ 389,123**	237,569
Restricted cash (includes $5.0 million and $4.1 million on deposit with a related party at 2006 and 2005, respectively) (Note 2)	**31,568**	29,688
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $11.0 million and $12.6 million at 2006 and 2005, respectively (includes $34 and $92 from related parties at 2006 and 2005, respectively) (Note 2)	**246,637**	184,532
Deferred income tax assets (Note 18)	**21,556**	15,264
Prepaid expenses and other current assets (Note 4)	**55,832**	45,236
Total current assets	**744,716**	512,289
Computer software, net of accumulated amortization (Note 5)	**216,450**	267,988
Property and equipment, net of accumulated depreciation and amortization (Notes 6 and 20)	**271,321**	267,979
Contract acquisition costs, net (Note 7)	**167,449**	163,861
Goodwill, net (Note 8)	**133,337**	112,865
Equity investments (Note 9)	**62,064**	42,731
Other intangible assets, net of accumulated amortization (Note 10)	**21,314**	13,580
Other assets	**17,590**	29,604
Total assets	**$1,634,241**	1,410,897
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable (includes $0.1 million and $0.1 million payable to related parties at 2006 and 2005, respectively) (Note 2)	**$ 31,589**	29,464
Accrued salaries and employee benefits	**80,697**	84,348
Current portion of obligations under capital leases (Note 11)	**3,156**	2,078
Other current liabilities (includes $11.2 million and $9.9 million payable to related parties at 2006 and 2005, respectively) (Notes 2 and 12)	**180,345**	161,122
Total current liabilities	**295,787**	277,012
Obligations under capital leases, excluding current portion (Note 11)	**3,625**	3,555
Deferred income tax liabilities (Note 18)	**75,019**	89,478
Other long-term liabilities	**36,221**	24,398
Total liabilities	**410,652**	394,443
Minority interests in consolidated subsidiaries	**6,229**	3,682
Shareholders' equity (Notes 13, 14, 15 and 16):		
Common stock — $0.10 par value. Authorized 600,000 shares; 198,676 and 197,975 issued at 2006 and 2005, respectively; 196,912 and 197,283 outstanding at 2006 and 2005, respectively	**19,868**	19,797
Additional paid-in capital	**66,677**	50,666
Accumulated other comprehensive income, net	**20,641**	5,685
Treasury stock (shares of 1,764 and 692 at 2006 and 2005, respectively)	**(35,233)**	(12,841)
Retained earnings	**1,145,407**	949,465
Total shareholders' equity	**1,217,360**	1,012,772
Commitments and contingencies (Note 17)		
Total liabilities and shareholders' equity	**$1,634,241**	1,410,897

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

(in thousands, except per share data)	Years Ended December 31, 2006	2005	2004
Revenues:			
Electronic payment processing services (includes $5.1 million, $5.0 million and $4.9 million from related parties for 2006, 2005 and 2004, respectively)	**$ 989,062**	869,785	759,544
Merchant acquiring services (includes $2.4 million and $13.8 million from related parties for 2005 and 2004, respectively)	**260,275**	237,418	26,169
Other services (includes $7.8 million, $7.0 million and $6.2 million from related parties for 2006, 2005 and 2004, respectively)	**185,096**	182,587	170,906
Revenues before reimbursable items	**1,434,433**	1,289,790	956,619
Reimbursable items (includes $1.8 million, $3.0 million and $9.6 million from related parties for 2006, 2005 and 2004, respectively)	**352,738**	313,141	230,389
Total revenues (Notes 2 and 20)	**1,787,171**	1,602,931	1,187,008
Expenses:			
Salaries and other personnel expense (Notes 14 and 19)	**522,256**	462,217	361,532
Net occupancy and equipment expense	**317,916**	283,955	240,424
Other operating expenses (includes $9.6 million, $8.4 million and $8.9 million to related parties for 2006, 2005 and 2004, respectively)	**237,179**	256,489	152,449
Expenses before reimbursable items	**1,077,351**	1,002,661	754,405
Reimbursable items	**352,738**	313,141	230,389
Total expenses (Note 2)	**1,430,089**	1,315,802	984,794
Operating income	**357,082**	287,129	202,214
Nonoperating income (expense):			
Interest income (includes $7.5 million, $2.8 million and $1.0 million from related parties for 2006, 2005 and 2004, respectively) (Note 2)	**14,113**	6,012	2,856
Interest expense (Note 2)	**(573)**	(374)	(941)
Gain (loss) on foreign currency translation, net	**1,232**	(840)	162
Total nonoperating income	**14,772**	4,798	2,077
Income before income taxes, minority interest and equity in income of equity investments	**371,854**	291,927	204,291
Income taxes (Note 18)	**126,182**	103,286	77,210
Income before minority interest and equity in income of equity investments	**245,672**	188,641	127,081
Minority interests in consolidated subsidiaries' net income	**(752)**	(256)	(259)
Equity in income of equity investments (Note 9)	**4,243**	6,135	23,736
Net income	**$ 249,163**	194,520	150,558
Basic earnings per share	**$ 1.27**	0.99	0.76
Diluted earnings per share	**$ 1.26**	0.99	0.76
Weighted average common shares outstanding	**196,744**	197,145	196,847
Increase due to assumed issuance of shares related to common equivalent shares	**333**	200	389
Weighted average common and common equivalent shares outstanding	**197,077**	197,345	197,236

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	Years Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net income	**$ 249,163**	194,520	150,558
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interests in consolidated subsidiaries' net income	**752**	256	259
(Gain) loss on foreign currency translation, net	**(1,232)**	840	(162)
Equity in income of equity investments	**(4,243)**	(6,135)	(23,736)
Dividends received from equity investments	**2,371**	1,659	35,876
Share-based compensation (Note 14)	**9,157**	1,137	—
Depreciation and amortization	**184,894**	150,077	108,588
Impairment of developed software	**—**	3,619	10,059
Provisions for (recoveries of) bad debt expenses and billing adjustments	**1,614**	4,589	(2,450)
Charges for transaction processing provisions	**10,981**	7,397	9,878
Deferred income tax (benefit) expense	**(23,288)**	(39,458)	31,691
Loss on disposal of equipment, net	**147**	2,535	387
(Increase) decrease in:			
Accounts receivable	**(47,056)**	(13,164)	(18,027)
Prepaid expenses, other current assets and other long-term assets	**12,342**	11,496	(40,383)
Increase (decrease) in:			
Accounts payable	**673**	(51,138)	57,979
Accrued salaries and employee benefits	**(5,416)**	21,420	14,135
Billings in excess of costs and profits on uncompleted contracts	**—**	—	(17,573)
Excess tax benefit from share-based payment arrangements	**(2,984)**	—	—
Other current liabilities and other long-term liabilities	**(2,116)**	(49,061)	50,832
Net cash provided by operating activities	**385,759**	240,589	367,911
Cash flows from investing activities:			
Purchases of property and equipment, net	**(26,506)**	(40,904)	(53,890)
Additions to licensed computer software from vendors	**(11,858)**	(12,875)	(57,302)
Additions to internally developed computer software	**(13,972)**	(22,602)	(5,224)
Cash acquired in acquisitions	**8,150**	38,798	2,422
Cash used in acquisitions	**(77,541)**	(134,768)	(53,515)
Additions to contract acquisition costs	**(42,452)**	(19,468)	(29,150)
Net cash used in investing activities	**(164,179)**	(191,819)	(196,659)
Cash flows from financing activities:			
Proceeds from borrowings of long-term debt	**—**	48,143	—
Excess tax benefit from share-based payment arrangements	**2,984**	—	—
Principal payments on long-term debt borrowings and capital lease obligations	**(2,691)**	(50,437)	(42,656)
Dividends paid on common stock (includes $41.5 million, $31.9 million and $19.2 million to a related party for 2006, 2005 and 2004, respectively) (Note 2)	**(51,269)**	(39,418)	(23,621)
Proceeds from exercise of stock options	**4,253**	2,957	1,194
Repurchases of common stock	**(22,874)**	—	(1,189)
Net cash used in financing activities	**(69,597)**	(38,755)	(66,272)
Effect of exchange rate changes on cash and cash equivalents	**(429)**	(4,252)	3,953
Net increase in cash and cash equivalents	**$ 151,554**	5,763	108,933
Cash and cash equivalents at beginning of year	**237,569**	231,806	122,873
Cash and cash equivalents at end of year	**$ 389,123**	237,569	231,806
Cash paid for interest	**$ 573**	374	941
Cash paid for income taxes, net of refunds	**$ 144,880**	135,630	19,772

Significant noncash transactions (Note 21)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(in thousands, except per share data)	Common Stock Shares	Common Stock Dollars	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Total Shareholders' Equity
Balance as of December 31, 2003	197,504	$ 19,750	$ 41,574	$ 8,314	$ (12,426)	$ 675,322	$ 732,534
Comprehensive income:							
Net income	—	—	—	—	—	150,558	150,558
Other comprehensive income, net of tax (Note 16):							
Foreign currency translation	—	—	—	7,059	—	—	7,059
Other comprehensive income	—	—	—	—	—	—	7,059
Comprehensive income	—	—	—	—	—	—	157,617
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	9	—	42	—	51
Common stock issued for exercise of stock options (Notes 14 and 15)	83	9	1,134	—	—	—	1,143
Purchase of treasury shares	—	—	—	—	(1,189)	—	(1,189)
Cash dividends declared ($0.14 per share)	—	—	—	—	—	(27,559)	(27,559)
Tax benefits associated with stock options	—	—	2,015	—	—	—	2,015
Balance as of December 31, 2004	197,587	19,759	44,732	15,373	(13,573)	798,321	864,612
Comprehensive income:							
Net income	—	—	—	—	—	194,520	194,520
Other comprehensive income, net of tax (Note 16):							
Foreign currency translation	—	—	—	(9,688)	—	—	(9,688)
Other comprehensive income	—	—	—	—	—	—	(9,688)
Comprehensive income	—	—	—	—	—	—	184,832
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	184	—	732	—	916
Common stock issued for exercise of stock options (Notes 14 and 15)	155	15	2,026	—	—	—	2,041
Common stock issued for nonvested awards (Note 14)	227	22	(22)	—	—	—	—
Share-based compensation (Note 14)	—	—	1,137	—	—	—	1,137
Cash dividends declared ($0.22 per share)	—	—	—	—	—	(43,376)	(43,376)
Issuance of common stock under commitment to charitable foundation	6	1	99	—	—	—	100
Tax benefits associated with stock options	—	—	2,510	—	—	—	2,510
Balance as of December 31, 2005	197,975	19,797	50,666	5,685	(12,841)	949,465	1,012,772
Comprehensive income:							
Net income	**—**	**—**	**—**	**—**	**—**	**249,163**	**249,163**
Other comprehensive income, net of tax (Note 16):							
Foreign currency translation	**—**	**—**	**—**	**15,885**	**—**	**—**	**15,885**
Underfunded defined benefit postretirement plan	**—**	**—**	**—**	**(929)**	**—**	**—**	**(929)**
Other comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**	**14,956**
Comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**	**264,119**
Common stock issued from treasury shares for exercise of stock options (Note 15)	**—**	**—**	**117**	**—**	**482**	**—**	**599**
Common stock issued for exercise of stock options (Notes 14 and 15)	**275**	**28**	**3,595**	**—**	**—**	**—**	**3,623**
Common stock issued for nonvested awards (Note 14)	**426**	**43**	**(43)**	**—**	**—**	**—**	**—**
Share-based compensation (Note 14)	**—**	**—**	**9,150**	**—**	**—**	**—**	**9,150**
Cash dividends declared ($0.27 per share)	**—**	**—**	**—**	**—**	**—**	**(53,221)**	**(53,221)**
Purchase of treasury shares (Note 15)	**—**	**—**	**—**	**—**	**(22,874)**	**—**	**(22,874)**
Tax benefits associated with stock options	**—**	**—**	**3,192**	**—**	**—**	**—**	**3,192**
Balance as of December 31, 2006	**198,676**	**$19,868**	**$66,677**	**$20,641**	**$(35,233)**	**$1,145,407**	**$1,217,360**

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1 Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS: Total System Services, Inc. (TSYS or the Company) is an 81.1% owned subsidiary of Columbus Bank and Trust Company (CB&T) which is a wholly owned subsidiary of Synovus Financial Corp. (Synovus). Synovus' stock is traded on the NYSE under the symbol "SNV."

TSYS provides electronic payment processing and related services to financial and nonfinancial institutions located in the United States and internationally. The Company offers merchant acquiring services to financial institutions and other organizations in the United States through its wholly owned subsidiary, TSYS Acquiring Solutions, L.L.C. (TSYS Acquiring, formerly Vital Processing Services, L.L.C.), and Japan through its majority owned subsidiary, GP Network Corporation (GP Net).

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standards Board's (FASB's) Interpretation No. 46(R) (FIN 46R), *"Consolidation of Variable Interest Entities,"* and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R.

On July 11, 2006, TSYS acquired Card Tech, Ltd. and related companies, increasing TSYS' electronic payment processing and merchant acquiring capabilities and extending TSYS' geographic reach to Asia Pacific, Europe, the Middle East and Africa. TSYS rebranded the group of companies as TSYS Card Tech, Ltd. (TSYS Card Tech). TSYS has consolidated TSYS Card Tech's balance sheet and results of operations since the acquisition.

RISKS AND UNCERTAINTIES AND USE OF ESTIMATES: Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing clients, an inability to attract new clients and grow internationally, loss of a major customer or other significant client, loss of a major supplier, an inability to grow through acquisitions or successfully integrate acquisitions, an inability to control expenses, technology changes, the impact of the application of and/ or changes in accounting principles, financial services consolidation, changes in regulatory requirements, a decline in the use of cards as a payment mechanism, disruption of the Company's international operations, breach of the Company's security systems, a decline in the financial stability of the Company's clients and uncertain economic conditions. Negative developments in these or other risk factors could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates and assumptions are developed based upon all information available. Actual results could differ from estimated amounts.

CASH EQUIVALENTS: For purposes of the statements of cash flows, investments with a maturity of three months or less when purchased are considered to be cash equivalents.

RESTRICTED CASH: Restricted cash balances relate to cash balances collected on behalf of customers and held in escrow. TSYS records a corresponding liability for the obligation to the customer which is reflected in other current liabilities in the accompanying consolidated balance sheets.

ACCOUNTS RECEIVABLE: Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $11.0 million and $12.6 million at December 31, 2006 and December 31, 2005, respectively.

TSYS records an allowance for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowance for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior history with specific customers of accounts receivable write-offs and prior experience of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company's large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.

Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in the Company's consolidated statements of income. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

TSYS records an allowance for billing adjustments for actual and potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. Increases in the allowance for billing adjustments are recorded as a reduction of revenues in the Company's consolidated statements of income and actual adjustments to invoices are charged against the allowance for billing adjustments.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over estimated useful lives of 5-40 years, computer and other equipment over estimated useful lives of 2-5 years, and furniture and other equipment over estimated useful lives of 3-15 years. The Company evaluates impairment losses on long-lived assets used in operations in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), *"Accounting for the Impairment or Disposal of Long-Lived Assets."*

LICENSED COMPUTER SOFTWARE: The Company licenses software that is used in providing electronic payment processing, merchant acquiring and other services to clients. Licensed software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called "MIPS agreements"). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to five years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with SFAS No. 144.

SOFTWARE DEVELOPMENT COSTS: In accordance with Statement of Financial Accounting Standards No. 86, *"Computer Software to be Sold, Leased or Otherwise Marketed,"* software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, the Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

The Company also develops software that is used internally. These software development costs are capitalized based upon Statement of Position No. (SOP) 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."*

Internal-use software development costs are capitalized once (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. The Company capitalizes internal conversion costs in accordance with FASB Technical Bulletin No. 90-1, *"Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts."* The capitalization of costs related to cash payments for rights to provide processing services is capitalized in accordance with the FASB's Emerging Issues Task Force (EITF) No. 01-9, *"Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products),"* and Staff Accounting Bulletin No. 104 (SAB No. 104), *"Revenue Recognition."* All costs incurred prior to a signed agreement are expensed as incurred.

Contract acquisition costs are amortized using the straight-line method over the contract term beginning when the client's cardholder accounts are converted and producing revenues. The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company's consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company's consolidated statements of income.

The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company's actual results differ from its estimates of future cash flows. The amount of the impairment is written off in the period that such a determination is made.

EQUITY INVESTMENTS: TSYS' 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS' 44.56% investment in China UnionPay Data Co., Ltd. (CUP Data) headquartered in Shanghai, China. TSYS' equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

GOODWILL: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), *"Business Combinations,"* and Statement of Financial Accounting Standards No. 142 (SFAS No. 142), *"Goodwill and Other Intangible Assets."* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with Accounting Principles Board (APB) Opinion No. 18 (APB 18), *"The Equity Method of Accounting for Investments in Common Stock,"* shall not be amortized.

However, equity method goodwill shall not be reviewed for impairment in accordance with SFAS No. 142, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of APB 18. Equity method goodwill, which is not reported as goodwill in the Company's consolidated balance sheet, but is reported as a component of the equity investment, was $41.0 million at December 31, 2006.

At December 31, 2006, the Company had unamortized goodwill in the amount of $133.3 million. The Company performed its annual impairment analyses of its unamortized goodwill balance, and this test did not indicate any impairment for the periods ended December 31, 2006, 2005 and 2004, respectively.

ACQUISITION TECHNOLOGY INTANGIBLES: These identifiable intangible assets are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from five to nine years. SFAS No. 142 requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144. Acquisition technology intangibles net book values are included in computer software, net in the accompanying balance sheets. Amortization expenses are charged to net occupancy and equipment expenses in the Company's consolidated statements of income.

OTHER INTANGIBLE ASSETS: Identifiable intangible assets relate primarily to customer relationships, covenants-not-to-compete and trade names resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to ten years. SFAS No. 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. Amortization expenses are charged to other operating expenses in the Company's consolidated statements of income.

FAIR VALUES OF FINANCIAL INSTRUMENTS: The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued salaries and employee benefits, and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities. The fair value of the Company's obligations under capital leases is not significantly different from its carrying value.

Investments in equity investments are accounted for using the equity method of accounting and pertain to privately held companies for which fair value is not readily available. The Company believes the fair values of its investments in equity investments exceed their respective carrying values.

IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with SFAS No. 144, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

TRANSACTION PROCESSING PROVISIONS: The Company has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing for these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company's contracts, progress towards milestones and known processing errors not covered by insurance.

These accruals are included in other current liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other operating expenses in the Company's consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.

BILLINGS IN EXCESS OF COSTS AND PROFITS ON UNCOMPLETED CONTRACTS: When provisions for progress payments exist on long-term contracts accounted for under the percentage-of-completion method, the Company includes amounts for contract billings that exceed accumulated contract revenues in billings in excess of costs and profits on uncompleted contracts.

MINORITY INTEREST: Minority interest in earnings of subsidiaries represents the minority shareholders' share of the net income or loss of GP Net and TSYS Managed Services EMEA, Ltd. (TSYS Managed Services). The minority interest in the consolidated balance sheet reflects the original investment by these shareholders in GP Net and TSYS Managed Services, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of GP Net and TSYS Managed Services.

FOREIGN CURRENCY TRANSLATION: The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company's Mexican and Chinese equity investments, the Company's wholly owned subsidiaries and the Company's majority owned subsidiaries, as well as the Company's division and branches in the United Kingdom and China, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company's foreign operations, net of tax, are accumulated in a separate section of shareholders' equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

COMPREHENSIVE INCOME: Statement of Financial Accounting Standards No. 130 (SFAS No. 130), *"Reporting Comprehensive Income,"* requires companies to display, with the same prominence as other financial statements, the components of comprehensive income (loss). TSYS displays the items of other comprehensive income (loss) in its consolidated statements of shareholders' equity and comprehensive income.

TREASURY STOCK: The Company uses the cost method when it purchases its own common stock as treasury shares or issues treasury stock upon option exercises and displays treasury stock as a reduction of shareholders' equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), *"Accounting for Derivative Instruments and Hedging Activities."* In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), *"Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133."* SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2006.

REVENUE RECOGNITION: The Company's electronic payment processing services revenues are derived from long-term processing contracts with financial and nonfinancial institutions and are generally recognized as the services are performed. Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. Processing contracts generally range from three to ten years in length and provide for penalties for early termination.

The Company's merchant acquiring services revenues are derived from long-term processing contracts with large financial institutions and other merchant acquirers which generally range from three to eight years and provide for penalties for early termination. Merchant acquiring services revenues are generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal sales and services. Revenue is recognized as merchant acquiring services as those services are performed, primarily on a per unit basis. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.

The Company recognizes revenues in accordance with SAB No. 104. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the FASB's EITF No. 00-21 (EITF 00-21), *"Revenue Arrangements with Multiple Deliverables."* EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

A deliverable in multiple element arrangements indicates any performance obligation on the part of the seller and includes any combination of obligations to perform different services, grant licenses or other rights. Revenue is allocated to the separate units of accounting in a multiple element arrangement based on relative fair values, provided the delivered element has standalone value to the customer, the fair value of any undelivered items can be readily determined, and delivery of any undelivered items is probable and substantially within the Company's control. Evidence of fair value must be objective and reliable. An item has value to the customer on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis.

The Company recognizes software license revenue in accordance with SOP 97-2, *"Software Revenue Recognition,"* and SOP 98-9, *"Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions."* For software licenses for which any services rendered are not considered essential to the functionality of the software, revenue is recognized upon delivery of the software, provided (1) there is evidence of an arrangement, (2) collection of the fee is considered probable, (3) the fee is fixed or determinable, and (4) vendor specific objective evidence (VSOE) exists to allocate revenue to the undelivered elements of the arrangement.

When services are considered essential to the functionality of the software licensed and VSOE exists for the undelivered elements of the arrangement, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, *"Accounting for Performance of Construction-Type and Certain Production-Type Contracts."* Progress during the period in which services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not considered fixed or determinable, the license revenue is recognized as payments become due.

Maintenance fees associated with license software are billed annually in advance, and the associated revenue is recognized ratably over the term of the maintenance agreement. VSOE for maintenance is measured by the renewal rate offered to the client, taking into consideration the normal pricing and discounting practices for the underlying software license. Maintenance includes license updates, product support and unspecified software product upgrades.

The Company's other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with the Company's long-term processing contracts. Revenue is recognized on these other services as the services are performed, either on a per unit or a fixed price basis.

REIMBURSABLE ITEMS: Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company's clients. These expenses consist primarily of postage, access fees and third party software. The Company accounts for reimbursable items in accordance with the FASB's EITF No. 01-14, *"Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."*

SHARE-BASED COMPENSATION: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123

(Revised) (SFAS No. 123R) *"Share-Based Payment."* SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

SFAS No. 123R is effective for all awards granted on or after January 1, 2006, and to awards modified, repurchased or cancelled after that date. SFAS No. 123R requires the Company to recognize compensation costs for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards calculated under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) *"Accounting for Stock-Based Compensation,"* for pro forma disclosures. Share-based compensation expenses include the impact of expensing the fair value of stock options in 2006, as well as expenses associated with nonvested shares. In the future, the Company expects nonvested share awards to replace stock options as TSYS' primary method of share-based compensation. TSYS adopted the provisions of SFAS No. 123R effective January 1, 2006 using the modified-prospective-transition method.

Prior to 2006, the Company applied the intrinsic-value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25 (APB 25) and related interpretations, including FASB Interpretation No. 44, *"Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25,"* to account for its fixed-plan stock options. Under this method, compensation expense was recorded only if, on the date of grant, the market price of the underlying stock exceeded the exercise price. The Company elected to adopt only the disclosure requirements of SFAS No. 123.

Prior to the adoption of SFAS No. 123R, the Company elected to recognize compensation cost assuming all options would vest and reverse any recognized compensation costs for forfeited awards when the awards were actually forfeited. SFAS No. 123R eliminates this option and requires companies to estimate forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by a company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period of the change in estimate. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing Synovus stock option grants to TSYS non-executive employees, and a forfeiture rate for all other TSYS and Synovus share-based awards. Currently, TSYS estimates a forfeiture rate in the range of 0% to 10.0%.

The Company has issued its common stock to directors and to certain employees under nonvested awards. The market value of the common stock at the date of issuance is recorded as a reduction of shareholders' equity in the Company's consolidated balance sheet and is amortized as compensation expense over the vesting period of the awards. For nonvested award grants that are fixed awards that have pro rata vesting, the Company recognizes compensation expense using the straight-line method over the vesting period of the award.

LEASES: The Company is obligated under noncancelable leases for computer equipment and facilities. As these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. A lease is an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time. For purposes of applying the accounting and reporting standards, leases are classified from the standpoint of the lessee as capital or operating leases. Statement of Financial Accounting Standards No. 13 (SFAS No. 13), *"Accounting for Leases,"* establishes standards of financial accounting and reporting for leases by lessees and lessors. If at inception a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee: (a) the lease transfers ownership of the property to the lessee by the end of the lease term; (b) the lease contains a bargain purchase option; (c) the lease term is equal to 75 percent or more of the estimated economic life of the leased property; and (d) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property. If the lease does not meet one or more of the criteria, it shall be classified as an operating lease.

Rental payments on operating leases are charged to expense over the lease term as it becomes payable. If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.

Certain of the Company's operating leases are for office space. The Company will make various alterations (leasehold improvements) to the office space and capitalize these costs as part of property and equipment. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

DVERTISING: Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first ime the advertising takes place. Advertising expense for 2006, 005 and 2004 was $937,000, $671,000 and $592,000, espectively.

NCOME TAXES: Income taxes reflected in TSYS' consolidated financial statements are computed based on the taxable income of TSYS as if TSYS were a standalone tax reporting entity. A consolidated U.S. federal income tax return is filed for Synovus and its majority owned subsidiaries, including TSYS.

The Company accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Reserves against the carrying value of a deferred tax asset are established when necessary to reflect the decreased likelihood of realization of a deferred asset in the future. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Contingency reserves are periodically established where the amount of the contingency can be reasonably determined and is likely to occur. Reductions in contingency reserves are recognized when tax disputes are settled or examination periods lapse.

Significant estimates used in accounting for income taxes relate to the determination of taxable income, the determination of temporary differences between book and tax bases, as well as estimates on the realizability of tax credits.

EARNINGS PER SHARE: Basic earnings per share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised. Diluted EPS is calculated by dividing net income by weighted average common and common equivalent shares outstanding. Common equivalent shares are calculated using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS: In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal periods beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 157 on its financial position, results of operations and cash flows to be material.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *"Accounting for Income Taxes."* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

FIN 48 provides a two-step process in the evaluation of a tax position. The first step is recognition. The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the impact of adopting FIN 48 on its financial position, results of operations and cash flows to be material.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 (FSP No. AUG AIR-1), *"Accounting for Planned Major Maintenance Activities."* FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim reporting periods. The accrue-in-advance method of accounting causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. FSP No. AUG AIR-1 is effective for fiscal periods beginning after December 15, 2006. The Company does not expect the impact of adopting FSP No. AUG AIR-1 on its financial position, results of operations and cash flows to be material.

In June 2006, the EITF reached a consensus on EITF Issue No. 06-3 (EITF 06-3), *"How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)."* This guidance requires disclosure of the accounting policy for any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction (i.e., sales, use, value added) on a gross (included in revenues and costs) or net (excluded from revenues) basis. If taxes are reported on a gross basis, an entity is required to disclose the amounts of those taxes for each period for which an income statement is presented, if material. EITF 06-3 is effective for fiscal periods beginning after December 15, 2006. The Company does not expect the impact of adopting EITF 06-3 on its financial position, results of operations and cash flows to be material.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-4 (EITF 06-4), *"Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements."* EITF 06-4 requires an employer to recognize a liability for future benefits based on the substantive agreement with the employee. EITF 06-4 requires a company to use the guidance prescribed in FASB Statement of Financial Accounting Standards No. 106, *"Employers' Accounting for Postretirement Benefits Other Than Pensions"* and Accounting Principles Board Opinion No. 12, *"Omnibus Opinion,"* when entering into an endorsement split-dollar life insurance agreement and recognizing the liability. EITF 06-4 is effective for fiscal periods beginning after December 15, 2007. The Company is currently evaluating the impact of adopting EITF 06-4 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-5 (EITF 06-5), *"Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4."* EITF 06-5 requires that a determination of the amount that could be realized under an insurance contract should (1) consider any additional amounts beyond cash surrender value included in the contractual terms of the policy and (2) be based on an assumed surrender at the individual policy or certificate level, unless all policies or certificates are required to be surrendered as a group. EITF 06-5 is effective for fiscal periods beginning after December 15, 2006. The Company is currently evaluating the impact of adopting EITF 06-5 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the presentation adopted in 2006.

CORRECTION: The Company's consolidated statements of cash flows for the years ended December 31, 2005 and 2004 have been changed to correct an error in the cash flows received from its equity investments. The Company had previously considered dividends received from its equity investments as returns of its investment and therefore classified these cash flows as investing activities. However, the Company has now determined that the dividends from its equity investments should have been considered a return on its investment and classified as an operating activity. The change does not affect net income or earnings per share and did not have an impact on the Company's consolidated statements of income or consolidated statements of shareholders' equity for the years ended December 31, 2005 and 2004, respectively, nor did it have an impact on the consolidated balance sheet as of December 31, 2005.

The change increased net cash flows provided by operating activities and decreased net cash flows used in investing activities by $1.7 million and $35.9 million for the years ended December 31, 2005 and 2004, respectively.

NOTE 2 Relationships with Affiliated Companies

The Company provides electronic payment processing and other services to its parent company, Synovus, and its affiliates, and to the Company's equity investment, TSYS de México. The Company had an equity investment with Visa and used the equity method of accounting to record its 50% ownership in the equity investment. In the ordinary course of business, TSYS, which owns the merchant acquiring back-end processing software used by TSYS Acquiring, provides processing services to TSYS Acquiring. On March 1, 2005, the Company acquired the remaining 50% interest in TSYS Acquiring. Refer to Note 22 for more information on the acquisition of TSYS Acquiring.

The foregoing related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company's margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS' consolidated financial statements.

At December 31, 2006, CB&T owned 159,630,980 shares (81.1%) of TSYS' common stock.

Line of Credit

On June 30, 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The line was an automatic drawdown facility. The interest rate for the line of credit was the London Interbank Offered Rate (LIBOR) plus 150 basis points. In addition, there was a charge of 15 basis points on any funds unused. The line of credit was unsecured debt and included covenants requiring the Company to maintain certain minimum financial ratios. The Company used the facility occasionally during 2005, borrowing and repaying approximately $48.1 million. At December 31, 2005, TSYS did not have an outstanding balance on the line of credit and was in compliance with all covenants. The line of credit expired on June 30, 2006.

In addition, TSYS maintains another unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2006 or 2005.

Balance Sheets

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $241.0 million and $152.6 million at December 31, 2006 and 2005, respectively.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2006 and 2005, the Company had restricted cash balances of $5.0 million and $4.1 million, respectively, on deposit with Synovus affiliates.

At December 31, 2006 and 2005, TSYS had dividends payable of $11.2 million and $9.6 million, respectively, associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, and TSYS de México. At December 31, 2006 and 2005, the Company had accounts receivable balances of $34,000 and $92,000, respectively, associated with related parties. At December 31, 2006 and 2005, the Company had accounts payable balances of $0.1 million and $0.1 million, respectively, associated with related parties. At December 31, 2006 and 2005, the Company had an accrued current liability to related parties of $47,000 and $344,000, respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company's equity method equity investments, TSYS de México and TSYS Acquiring.

The table below details revenues derived from affiliated companies for the years ended December 31, 2006, 2005 and 2004:

(In thousands)	**2006**	2005	2004
Electronic payment processing services:			
CB&T	**$4,998**	4,848	4,543
Synovus and affiliates	**87**	148	359
TSYS de México	**3**	2	17
Total electronic payment processing services	**$5,088**	4,998	4,919
Merchant acquiring services:			
TSYS Acquiring	**$ —**	2,378	13,786
Total merchant acquiring services	**$ —**	2,378	13,786
Other services:			
CB&T	**$6,499**	6,403	5,598
Synovus and affiliates	**1,266**	613	560
TSYS Acquiring	**—**	8	61
Total other services	**$7,765**	7,024	6,219
Reimbursable items:			
CB&T	**$1,718**	1,512	1,470
Synovus and affiliates	**106**	52	89
TSYS de México	**15**	20	—
TSYS Acquiring	**—**	1,421	8,058
Total reimbursable items	**$1,839**	3,005	9,617

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2006, 2005 and 2004 by expense category:

(In thousands)	**2006**	2005	2004
Salaries and other personnel expense:			
Trustee fees paid to Synovus	**$ 1,070**	588	787
Total salaries and other personnel expense	**$ 1,070**	588	787
Net occupancy and equipment expense:			
Rent paid to CB&T by TSYS	**$ 102**	102	133
Rent paid to TSYS by CB&T	**(40)**	(39)	(39)
Rent paid to TSYS by Synovus	**(1,062)**	(945)	(803)
Total net occupancy and equipment expense	**$(1,000)**	(882)	(709)
Other operating expenses:			
Management fees paid to Synovus	**$ 8,893**	8,131	8,459
Processing support fees paid to TSYS de México	**147**	141	200
Misc. fees paid to Synovus	**354**	—	—
Misc. fees paid to CB&T	**94**	7	—
Banking service fees paid by TSYS to Synovus affiliate banks	**43**	83	110
Data processing service fees paid to TSYS de México	**39**	50	14
Data processing service fees paid to TSYS Acquiring	**—**	21	123
Total other operating expenses	**$ 9,570**	8,433	8,906

Nonoperating Income

The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties for the years ended December 31, 2006, 2005 and 2004:

(In thousands)	**2006**	2005	2004
Interest income from Synovus affiliate banks	**$7,540**	2,828	967
Interest expense paid to Synovus affiliate banks	**—**	37	—

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $41.5 million, $31.9 million and $19.2 million in 2006, 2005 and 2004, respectively. TSYS received cash dividends from its equity method equity investments of approximately $2.4 million, $1.7 million and $35.9 million in 2006, 2005 and 2004, respectively.

Stock Options

Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2006, 2005 and 2004 as follows:

(In thousands, except per share data)	**2006**	2005	2004
Number of shares under options	**305**	697	710
Weighted average exercise price	**$27.67**	28.71	26.00

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant. Refer to Note 14 for more information on stock options.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

NOTE 3 Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(In thousands)	**2006**	2005
Cash and cash equivalents in domestic accounts	**$344,197**	191,837
Cash and cash equivalents in foreign accounts	**44,926**	45,732
Total	**$389,123**	237,569

The Company maintains accounts outside the United States denominated in U.S. Dollars, Euros, British Pounds Sterling, Canadian Dollars, Japanese Yen, Chinese Renminbi, Brazilian Real, Cypriot Pounds and Malaysian Ringgets. All amounts in domestic accounts are denominated in U.S. Dollars.

NOTE 4 Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(In thousands)	2006	2005
Prepaid expenses	**$14,837**	15,053
Supplies inventory	**12,311**	9,742
Other	**28,684**	20,441
Total	**$55,832**	45,236

NOTE 5 Computer Software, net

Computer software at December 31 is summarized as follows:

(In thousands)	2006	2005
Licensed computer software	**$336,263**	395,992
Software development costs	**172,555**	158,384
Acquisition technology intangibles	**45,344**	30,700
Total computer software	**554,162**	585,076
Less accumulated amortization:		
Licensed computer software	**226,242**	230,688
Software development costs	**100,645**	80,510
Acquisition technology intangibles	**10,825**	5,890
Total accumulated amortization	**337,712**	317,088
Computer software, net	**$216,450**	267,988

TSYS acquired TSYS Card Tech in July 2006. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $14.0 million to acquisition technology intangibles. Refer to Note 22 for more information on TSYS Card Tech.

Amortization expense related to licensed computer software costs was $75.0 million, $53.3 million and $37.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $12.5 million, $12.2 million and $12.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization expense related to acquisition technology intangibles was $5.2 million for 2006, $3.9 million for 2005 and $1.2 million for 2004.

The Company was developing its Integrated Payments Platform supporting the on-line and off-line debit and stored value markets, which would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for online debit processing. Through 2004, the Company invested a total of $6.3 million. In March 2005, the Company evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of TSYS Acquiring and debit alternatives now available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized an impairment charge in net occupancy and equipment expense of approximately $3.1 million related to its on-line debit solution. In September 2005, TSYS recognized an impairment loss on developed software of $482,000. The $3.6 million of impairment charges for 2005 are reflected in the domestic-based support services segment.

During 2004, the Company decided to change its approach for entry into the Asia-Pacific market. As a result, the Company recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project. The $10.1 million impairment charge is reflected in the domestic-based support services segment, where the software development occurred.

The weighted average useful life for each component of computer software, and in total, at December 31, 2006, is as follows:

At December 31, 2006	Weighted Average Amortization Period (Yrs)
Licensed computer software	6.7
Software development costs	6.7
Acquisition technology intangibles	7.7
Total	6.8

Estimated future amortization expense of licensed computer software and software development costs as of December 31, 2006 for the next five years is:

(In thousands)	Licensed Computer Software	Software Development Costs
2007	$37,122	20,756
2008	33,564	17,926
2009	26,544	13,334
2010	11,010	9,652
2011	800	5,413

Estimated future amortization expense on acquisition technology intangibles as of December 31, 2006 for the next five years is:

(In thousands)	
2007	$6,054
2008	5,560
2009	5,314
2010	5,314
2011	4,808

NOTE 6 Property and Equipment, net

Property and equipment balances at December 31 are as follows:

(In thousands)	**2006**	2005
Buildings and improvements	**$227,837**	213,136
Computer and other equipment	**164,117**	140,165
Furniture and other equipment	**86,677**	82,182
Land	**17,856**	16,881
Construction in progress	**1,257**	3,669
Total property and equipment	**497,744**	456,033
Less accumulated depreciation and amortization	**226,423**	188,054
Property and equipment, net	**$271,321**	267,979

Depreciation and amortization expense related to property and equipment was $43.4 million, $39.2 million and $29.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Depreciation expense includes amounts for equipment acquired under capital lease.

NOTE 7 Contract Acquisition Costs, net

Significant components of contract acquisition costs at December 31 are summarized as follows:

(In thousands)	**2006**	2005
Payments for processing rights, net	**$107,896**	120,015
Conversion costs, net	**59,553**	43,846
Total	**$167,449**	163,861

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $26.7 million, $21.9 million and $13.7 million for 2006, 2005 and 2004, respectively.

Amortization expense related to conversion costs was $17.8 million, $15.9 million and $11.5 million for 2006, 2005 and 2004, respectively.

The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2006 is as follows:

At December 31, 2006	**Weighted Average Amortization Period (Yrs)**
Payments for processing rights	9.8
Conversion costs	7.4
Total	9.1

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2006 for the next five years is:

(In thousands)	**Payments for Processing Rights**	**Conversion Costs**
2007	$18,908	15,103
2008	18,454	10,628
2009	17,688	10,319
2010	16,346	8,752
2011	15,433	8,173

NOTE 8 Goodwill, net

On November 16, 2006, TSYS acquired 55% of TSYS Managed Services EMEA, Ltd. (TSYS Managed Services) for an aggregate consideration of approximately $2.5 million, including direct acquisition costs. The Company recorded the acquisition of majority ownership as a business combination requiring the Company to allocate the purchase price for the assets acquired and liabilities assumed based upon their relative fair values. The Company has preliminarily allocated $323,000 to goodwill related to TSYS Managed Services. Refer to Note 22 for more information on TSYS Managed Services.

On July 11, 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies. TSYS formed and/or acquired five companies in connection with the Card Tech, Ltd. acquisition, which the Company collectively refers to as TSYS Card Tech. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $27.4 million to goodwill. Refer to Note 22 for more information on TSYS Card Tech.

In March 2005, TSYS acquired the remaining 50% of TSYS Acquiring for $95.8 million. Refer to Note 22 for more information on the acquisition of TSYS Acquiring. In accordance with authoritative accounting guidelines, TSYS recorded the acquisition of the incremental 50% interest as a business combination, requiring that TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The

Company has allocated approximately $30.2 million to goodwill. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring's balance sheet and results of operations in the statements of income effective March 1, 2005. The Company recorded the remaining 50% interest in TSYS Acquiring's assets and liabilities at historical carrying values, which resulted in an additional increase in goodwill in 2005 of approximately $6.9 million.

Effective January 1, 2006, Golden Retriever Systems L.L.C. (Golden Retriever) became a wholly owned subsidiary of Enhancement Services Corporation (ESC). Also effective January 1, 2006, Merlin Solutions, L.L.C. (Merlin) became a wholly owned subsidiary of TSYS. Both entities were previously wholly owned subsidiaries of TSYS Acquiring and were reported under the merchant acquiring services segment. Effective January 1, 2006, the financial results of the two entities are included in the domestic-based support services segment. The results for previous periods have been reclassified to reflect these changes.

As a result, the Company reallocated approximately $5.1 million of goodwill between the merchant acquiring services segment and the domestic-based support services segment.

The changes in the carrying amount of goodwill at December 31, 2006 and 2005 are as follows:

(In thousands)	**Domestic-Based Support Services**	**International-Based Support Services**	**Merchant Acquiring Services**	**Consolidated**
Balance as of December 31, 2004	$ 68,954	1,607	—	$ 70,561
Acquisition of TSYS Acquiring	—	—	43,632	43,632
TSYS Prepaid purchase price allocation adjustment	(1,312)	—	—	(1,312)
Currency translation adjustments	—	(16)	—	(16)
Balance as of December 31, 2005	67,642	1,591	43,632	112,865
Transfer goodwill between segments	**5,056**	—	**(5,056)**	—
Acquisition of TSYS Card Tech	—	**27,430**	—	**27,430**
Acquisition of TSYS Managed Services	—	**323**	—	**323**
TSYS Acquiring purchase price allocation adjustment	—	—	**(6,476)**	**(6,476)**
Currency translation adjustments	—	**(805)**	—	**(805)**
Balance as of December 31, 2006	**$72,698**	**28,539**	**32,100**	**$133,337**

Effective November 1, 2005, TSYS purchased an initial 34.04% equity interest in CUP Data. Effective August 1, 2006, TSYS increased its ownership interest to 44.56% of CUP Data for $15.6 million. The Company is using the equity method of accounting to account for its investment in CUP Data. The difference between the cost of an investment and the underlying equity in net assets of CUP Data is recognized as goodwill. The goodwill associated with CUP Data is not reported as goodwill in the Company's consolidated balance sheet, but is reported as a component of the equity investment. Refer to Note 22 for more information about CUP Data.

NOTE 9 Equity Investments

TSYS held a 50% equity interest in TSYS Acquiring, an equity investment with Visa, which combines the front-end authorization and back-end accounting and settlement processing for merchants. On March 1, 2005, TSYS acquired the remaining 50% interest. The condensed consolidated financial information for the year ended December 31, 2004, is summarized as follows:

Consolidated Statements Of Income Data:

(in millions)	2004
Revenue before reimbursable items	$249.1
Total revenues	282.0
Operating income	42.9
Net income*	43.6

* TSYS Acquiring is a limited liability company with 100 million units of ownership outstanding and is taxed in a manner similar to a partnership; therefore, net income related to TSYS Acquiring does not include income tax expense.

TSYS accounts for its 49% investment in TSYS de México and its 44.56% investment in CUP Data using the equity method of accounting. TSYS' equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

A summary of TSYS' equity in income of equity investments for the years ended December 31, 2006, 2005 and 2004 is as follows:

(in millions)	2006	2005	2004
TSYS Acquiring	**$ —**	3.2	22.0
Other	**4.2**	2.9	1.7
Total equity in income of equity investments	**$4.2**	6.1	23.7

A summary of TSYS' equity investments at December 31 is as follows:

(in millions)	2006	2005
CUP Data	**$55.2**	37.0
TSYS de México	**6.9**	5.7
Total	**$62.1**	42.7

NOTE 10 Other Intangible Assets, net

On July 11, 2006, TSYS acquired TSYS Card Tech. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $10.6 million to other intangible assets as part of the purchase price allocation to customer relationships and trade names. Refer to Note 22 in the consolidated financial statements for more information on TSYS Card Tech.

In March 2005, TSYS acquired the remaining 50% of TSYS Acquiring for $95.8 million. Refer to Note 22 for more information on the acquisition of TSYS Acquiring. TSYS has allocated approximately $12.0 million to other intangible assets as part of the purchase price allocation related to customer relationship intangibles.

Significant components of other intangible assets at December 31 are summarized as follows:

	2006		
(In thousands)	Gross	Accumulated Amortization	Net
Customer relationships	**$28,610**	**(8,003)**	**$20,607**
Covenants-not-to-compete	**1,000**	**(850)**	**150**
Trade name	**1,335**	**(778)**	**557**
Total	**$30,945**	**(9,631)**	**$21,314**

	2005		
(In thousands)	Gross	Accumulated Amortization	Net
Customer relationships	$17,294	(4,397)	$12,897
Covenants-not-to-compete	1,000	(550)	450
Trade name	700	(467)	233
Total	$18,994	(5,414)	$13,580

Amortization related to other intangible assets, which is recorded in other operating expenses, was $4.2 million, $3.2 million and $1.5 million for 2006, 2005 and 2004, respectively.

The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2006 is as follows:

At December 31, 2006	Weighted Average Amortization Period (Yrs)
Customer relationships	7.8
Covenant-not-to-compete	3.4
Trade name	3.3
Total	7.4

Estimated future amortization expense on other intangible assets as of December 31, 2006 for the next five years is:

(In thousands)	
2007	$3,804
2008	2,935
2009	2,686
2010	2,686
2011	2,686

NOTE 11 Capital Lease Obligations

Capital lease obligations at December 31 consists of:

(In thousands)	2006	2005
Capital lease obligations	**$6,781**	5,633
Less current portion	**3,156**	2,078
Noncurrent portion of capital leases	**$3,625**	3,555

The present value of the future minimum lease payments under capital leases at December 31, 2006 are summarized as follows:

(In thousands)	
2007	$3,086
2008	2,111
2009	1,411
2010	810
2011	—
Total minimum lease payments	7,418
Less amount representing interest	637
	$6,781

NOTE 12 Other Current Liabilities

Significant components of other current liabilities at December 31 are summarized as follows:

(In thousands)	**2006**	2005
Accrued expenses	**$ 44,578**	39,882
Client liabilities	**36,161**	34,381
Accrued income taxes	**25,384**	25,443
Deferred revenues	**19,311**	6,421
Dividends payable	**13,785**	11,832
Transaction processing provisions	**12,645**	9,453
Client postage deposits	**6,736**	7,459
Other	**21,745**	26,251
Total	**$180,345**	161,122

NOTE 13 Shareholders' Equity

DIVIDENDS: Dividends on common stock of $51.3 million were paid in 2006, compared to $39.4 million and $23.6 million in 2005 and 2004, respectively. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share. On April 21, 2005, the Company announced an increase in its quarterly dividend of 50% from $0.04 to $0.06 per share. On April 15, 2004, the Company announced a 100.0% increase in its quarterly dividend from $0.02 to $0.04 per share.

EQUITY COMPENSATION PLANS: The following table summarizes TSYS' equity compensation plans by category:

(in thousands, except per share data) **Plan Category**	**(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**(b) Weighted-average exercise price of outstanding options, warrants and rights**	**(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders	1,028[(2)]	$15.42	8,269[(3)]
Equity compensation plans not approved by security holders[(1)]	38	18.50	—
Total	1,066	$15.53	8,269

(1) This plan was adopted by TSYS' Board of Directors on January 10, 1997 to attract a desirable individual as director of the Company (which individual no longer serves as a director) and is limited to one individual option grant to purchase 37,500 shares of TSYS stock at fair market value on the date of grant with one-third of such options becoming exercisable one, two and three years, respectively, following the date of grant.

(2) Does not include an aggregate of 589,219 shares of nonvested awards which will vest over the remaining years through 2011.

(3) Includes 8,269,262 shares available for future grants under the Total System Services, Inc. 2002 Long-Term Incentive Plan.

EARNINGS PER SHARE: The diluted earnings per share calculation excludes stock options and nonvested awards that are convertible into 301,650 common shares for the year ended December 31, 2006, and excludes 22,500 and 22,500 common shares for the years ended December 31, 2005 and 2004, respectively, because their inclusion would have been anti-dilutive.

NOTE 14 Share-Based Compensation

The following table illustrates the effect on net income and earnings per share for the years ended December 31, 2005 and 2004, respectively, if the Company had applied the fair value recognition provisions of SFAS No. 123, to share-based employee compensation granted in the form of TSYS and Synovus stock options.

(In thousands, except per share data)	Years Ended December 31, 2005	2004
Net Income	$194,520	150,558
Add: Share-based employee compensation expense, net of related income tax effects	741	—
Deduct: Share-based employee compensation expense determined under the fair value based method for all awards, net of related income tax effects	7,089	5,084
Net income, as adjusted	$188,172	145,474
Earnings per share:		
Basic — as reported	$ 0.99	0.76
Basic — as adjusted	$ 0.95	0.74
Diluted — as reported	$ 0.99	0.76
Diluted — as adjusted	$ 0.95	0.74

The per share weighted average fair value of TSYS stock options granted during 2004 was $17.92. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2004: risk-free interest rate of 3.72%; expected volatility of 86.0%; expected life of 5.0 years; and dividend yield of 0.6%.

The per share weighted average fair value of Synovus stock options granted to TSYS employees during 2005 and 2004 was $7.13 and $7.35, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2005 and 2004, respectively: risk-free interest rates of 4.2% and 4.5%; expected volatility of 22% and 28%; expected life of 8.6 years and 6.6 years; and dividend yield of 2.5% and 2.6%.

The increase in share-based compensation expense determined under the fair value based method for all awards, net of related income tax effects in 2005 is the result of the acceleration of expense related to the retirement of a key executive officer.

General Description of Share-Based Compensation Plans

TSYS has various long-term incentive plans under which the Compensation Committee of the Board of Directors has the authority to grant share-based compensation to TSYS employees. Long-term performance awards can be granted to TSYS employees under the TSYS Long-Term Incentive Plans as well as the Synovus Long-Term Incentive Plans.

Vesting for stock options granted during 2006 accelerates upon retirement for plan participants who have reached age 62 and who also have no less than fifteen years of service at the date of their election to retire. For stock options granted in 2006, share-based compensation expense is fully recognized for plan participants upon meeting the retirement eligibility requirements of age and service.

Stock options granted prior to 2006 generally become exercisable at the end of a two to three-year period and expire ten years from the date of grant. Vesting for stock options granted prior to 2006 accelerates upon retirement for plan participants who have reached age 50 and who also have no less than fifteen years of service at the date of their election to retire. Prior to adoption of SFAS No. 123R on January 1, 2006, share-based compensation expense was recognized in the pro forma disclosure over the nominal vesting period without consideration for retirement eligibility. Following adoption of SFAS No. 123R, share-based compensation expense is recognized in income over the remaining nominal vesting period with consideration for retirement eligibility.

The Company historically issues new shares or uses treasury shares to satisfy share option exercises. On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares. The shares will be purchased from time to time over a two year period and purchases will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes, including, but not limited to, fulfilling stock option exercises and the granting of nonvested shares.

Long-Term Incentive Plans — TSYS

TSYS 2002 Long-Term Incentive Plan: TSYS' compensation program includes long-term performance awards under the Total System Services, Inc. 2002 Long-Term Incentive Plan (TSYS 2002 Plan), which is used to attract, retain, motivate and reward employees and non-employee directors who make a significant contribution to the Company's long-term success. The TSYS 2002 Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 9,355,299 shares of common stock are reserved for distribution under the TSYS 2002 Plan. Options granted under the TSYS 2002 Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years.

The expiration date of options granted under the TSYS 2002 Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 2006, there were options outstanding under the TSYS 2002 Plan to purchase 313,121 shares of the Company's common stock, of which 305,621 were exercisable.

2000 Long-Term Incentive Plan: TSYS maintains a 2000 Long-Term Incentive Plan (LTI Plan) to attract, retain, motivate and reward employees who make a significant contribution to the Company's long-term success and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 3.2 million shares of common stock were reserved for distribution under the LTI Plan. Options granted under the LTI Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years. The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 2006, there were options outstanding under the LTI Plan to purchase 714,700 shares of the Company's common stock, all of which were exercisable.

There were no shares available for grant at December 31, 2006 under the LTI Plan.

Other Share-Based Issuances: TSYS has granted options to purchase 37,500 shares of the Company's common stock to attract a key individual to the Company. At December 31, 2006, options to purchase 37,500 shares with a weighted average price of $18.50 were outstanding and exercisable.

Share-Based Compensation

TSYS' share-based compensation costs are included as expenses and classified as salaries and other personnel expenses. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs. For the year ended December 31, 2006, share-based compensation was $9.2 million, compared to $1.1 million for the same period in 2005. Included in the $9.2 million amount for 2006 is approximately $6.7 million related to expensing the fair value of stock options.

Nonvested Awards: During 2006, the Company issued 425,925 shares of TSYS common stock with a market value of $9.6 million to certain key executive officers, members of management and non-management members of its board of directors under nonvested stock bonus awards for services to be provided by such officers and directors in the future. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

During 2005, the Company issued 100,815 shares of TSYS common stock with a market value of $2.3 million to certain key executive officers and non-management members of its board of directors under nonvested stock bonus awards for services to be provided by such officers and directors in the future.

A summary of the status of TSYS' nonvested shares as of December 31, 2006 and 2005, respectively, and the changes during the periods are presented below:

Nonvested shares *(in thousands, except per share data)*	2006		2005	
	Shares	**Weighted Average Grant-Date Fair Value**	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	**101**	**$23.11**	—	$ —
Granted	**426**	**22.60**	101	23.11
Vested	**(13)**	**23.08**	—	—
Forfeited/canceled	**—**	**—**	—	—
Outstanding at end of year	**514**	**$22.69**	101	$23.11

As of December 31, 2006, there was approximately $9.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 2.6 years.

During 2005, TSYS authorized a total grant of 126,087 shares of nonvested stock to two key executives with a performance-vesting schedule (performance-vesting shares). These performance-vesting shares have seven one-year performance periods (2005-2011) during which the Compensation Committee establishes an earnings per share goal. Each year's award is 20% of the total authorized shares. Compensation expense for each year's award is measured on the grant date based on the quoted market price of TSYS common stock and is expensed on a straight-line basis for the year.

A summary of the status of TSYS' performance-based nonvested shares as of December 31, 2006 and 2005, respectively, and changes during those periods are presented below:

Performance-based Nonvested shares *(in thousands, except per share data)*	2006		2005	
	Shares	**Weighted Average Grant-Date Fair Value**	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	**25**	**$24.93**	—	$ —
Granted	**25**	**20.00**	25	24.93
Vested	**(25)**	**24.93**	—	—
Forfeited/canceled	**—**	**—**	—	—
Outstanding at end of year	**25**	**$20.00**	25	$24.93

At December 31, 2006, there remained 75,651 performance-vesting shares to be granted between 2007 and 2011.

Stock Option Awards

A summary of TSYS' stock option activity as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates is presented below:

(in thousands, except per share data)	2006 Options	2006 Weighted Average Exercise Price	2005 Options	2005 Weighted Average Exercise Price	2004 Options	2004 Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	**1,382**	**$15.19**	1,586	$15.14	1,672	$15.05
Granted	—	—	—	—	7	25.81
Exercised	**(305)**	**13.84**	(201)	14.70	(85)	13.98
Forfeited/canceled	**(11)**	**19.64**	(3)	20.10	(8)	20.01
Outstanding at end of year	**1,066**	**$15.53**	1,382	$15.19	1,586	$15.14
Options exercisable at year-end	**1,058**	**$15.46**	1,359	$14.98	1,196	$13.42
Weighted average fair value of options granted during the year		**$ —**		$ —		$17.92

The following table summarizes information about TSYS' stock options outstanding and exercisable at December 31, 2006:

Outstanding: Number Outstanding at December 31, 2006 (in thousands, except per share data)	Outstanding: Exercise Price	Exercisable: Number Exercisable at December 31, 2006	Exercisable: Exercise Price
715	$13.17	715	$13.17
13	17.80	13	17.80
38	18.50	38	18.50
277	20.10	277	20.10
8	25.81	—	—
5	28.08	5	28.08
10	29.18	10	29.18
1,066	$15.53	1,058	$15.46

	Outstanding	Exercisable
Average remaining contractual life (in years)	2.2	2.2
Aggregate intrinsic value (in thousands)	$11,569	$11,562

During the year ended December 31, 2006, there were 305,000 TSYS stock options exercised that had an intrinsic value of approximately $2.8 million. The stock options exercised during 2006 were fully vested before January 1, 2006. During the years ended December 31, 2005 and 2004, there were 201,200 and 85,300 TSYS stock options exercised that had an intrinsic value of approximately $1.9 million and $0.9 million, respectively. For awards granted before January 1, 2006 that were not fully vested on January 1, 2006, the Company will record the tax benefits from the exercise of stock options as increases to the "Additional paid-in capital" line item of the Consolidated Balance Sheets. If the Company does recognize tax benefits, the Company will record these tax benefits from share-based compensation costs as cash inflows in the financing section in the Statement of Cash Flows. The Company has elected to use the short-cut method to calculate its historical pool of windfall tax benefits, and as a result, will not record any benefits received from previous stock option exercises in the operating section in the Statement of Cash Flows.

As of December 31, 2006, there was approximately $41,100 of total unrecognized compensation expense cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 0.9 year.

Long-Term Incentive Plans — Synovus

Synovus has various stock option plans under which the Compensation Committee of the Synovus Board of Directors has authority to grant stock options, stock appreciation rights, restricted stock and performance awards to key Synovus employees, including key TSYS employees. The general terms of the existing stock option plans include vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date.

During 2006, Synovus granted stock options to key TSYS executive officers. The fair value of the option grant was $6.57 and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.48%; expected volatility of 25.1%; expected life of 6.0 years; and dividend yield of 2.80%. The expected life of 6.0 years was determined using the "simplified" method, as prescribed by the SEC's Staff Accounting Bulletin No. 107.

A summary of the option activity related to option grants on Synovus' common stock to TSYS employees as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates is presented below:

	2006		2005		2004	
(in thousands, except per share data)	**Options**	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	**6,451**	**$25.79**	6,330	$24.89	6,063	$23.97
Granted	**305**	**27.67**	697	28.71	710	26.00
Exercised	**(645)**	**20.34**	(534)	19.11	(417)	13.68
Net Synovus/ TSYS employee transfers in and out	**(3)**	**21.90**	1	21.28	14	19.35
Forfeited/canceled	**(63)**	**24.45**	(43)	23.33	(40)	20.94
Outstanding at end of year	**6,045**	**$26.48**	6,451	$25.79	6,330	$24.89
Options exercisable at year-end	**2,594**	**$23.80**	2,070	$22.02	2,603	$21.41
Weighted average fair value of options granted during the year		**$ 6.57**		$ 7.13		$ 7.35

The following table summarizes information about Synovus' stock options outstanding and exercisable at December 31, 2006:

	Outstanding		**Exercisable**	
(in thousands, except per share data) **Range of Exercise Prices**	**Number Outstanding at December 31, 2006**	**Weighted Average Exercise Price**	**Number Exercisable at December 31, 2006**	**Weighted Average Exercise Price**
$ 1.75 – $18.06	228	$17.82	228	$17.82
18.38 – 22.54	712	19.52	712	19.52
22.88 – 26.15	989	25.00	551	24.10
26.44 – 30.84	4,116	28.52	1,103	27.66
	6,045	$26.48	2,594	$23.80

	Outstanding	Exercisable
Average remaining contractual life (in years)	5.0	3.8
Aggregate intrinsic value (in thousands)	$32,342	$20,833

The total intrinsic value of Synovus options exercised during 2006 was $5.1 million. The total intrinsic value of Synovus options exercised during 2005 and 2004 was $4.9 million and $5.0 million, respectively. As of December 31, 2006, there was $8.6 million of total unrecognized compensation expense cost related to Synovus stock options that is expected to be recognized over a remaining weighted average period of 1.3 years.

NOTE 15 Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value:

(In thousands)	Number of Treasury Shares	Treasury Shares Cost
December 31, 2006	**1,764**	**$35,233**
December 31, 2005	692	12,841
December 31, 2004	738	13,573

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represents slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76. The Company has approximately 898,000 shares remaining that could be repurchased under the stock repurchase plan.

In April 2003, the Company announced a plan to purchase up to 2.0 million shares of its common stock from time to time and at various prices over the ensuing two years. Over the course of the plan, the Company repurchased 577,491 shares of its common stock at a cost of $11.0 million or an average cost of $19.07 per share. The plan expired on April 15, 2005.

The following table sets forth information regarding the Company's purchases of its common stock on a monthly basis during the three months ended December 31, 2006:

(in thousands except per share data)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2006	10	$24.14	1,071	929
November 2006	31	25.46	1,102	898
December 2006	—	—	1,102	898
Total	41	$25.14		

During 2006, 2005 and 2004, employees of the Company exercised options for 30,000, 46,200 and 2,500 shares of TSYS common stock, respectively, that were issued from treasury shares. During 2006, 2005 and 2004, employees of the Company exercised options for 275,000, 155,000 and 82,800 shares, respectively, of TSYS common stock that were newly issued shares.

NOTE 16 Other Comprehensive Income (Loss)

In June 1997, the FASB released SFAS No. 130. SFAS No. 130 established certain standards for reporting and presenting comprehensive income in the general-purpose financial statements. The purpose of SFAS No. 130 was to report all items that met the definition of "comprehensive income" in a prominent financial statement for the same period in which they were recognized. In accordance with the definition provided by Statement of Financial Accounting Concepts No. 6, comprehensive income includes all changes in owners' equity that resulted from transactions of the business entity with nonowners.

Comprehensive income is the sum of net income and other items that must bypass the income statement because they have not been realized, including items such as an unrealized holding gain or loss from available for sale securities and foreign currency translation gains or losses. These items are not part of net income, yet are important enough to be included in comprehensive income, giving the user a more comprehensive picture of the organization as a whole. Items included in comprehensive income, but not net income, are reported under the accumulated other comprehensive income section of shareholders' equity.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS No. 158), *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."* SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal periods ending after December 15, 2006.

Comprehensive income (loss) for TSYS consists of net income, cumulative foreign currency translation adjustments and the recognition of an overfunded or underfunded status of a defined benefit postretirement plan recorded as a component of shareholders' equity. The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive income (loss) are as follows:

(In thousands)	Beginning Balance	Pretax amount	Tax effect	Net-of-Tax Amount	Ending Balance
December 31, 2003	$ 1,053	11,558	4,297	7,261	$ 8,314
Foreign currency translation adjustments	$ 8,314	10,967	3,908	7,059	$ 15,373
December 31, 2004	$ 8,314	10,967	3,908	7,059	$ 15,373
Foreign currency translation adjustments	$15,373	(15,019)	(5,331)	(9,688)	$ 5,685
December 31, 2005	$15,373	(15,019)	(5,331)	(9,688)	$ 5,685
Foreign currency translation adjustments	**$ 5,685**	**20,586**	**4,701**	**15,885**	**$21,570**
Underfunded defined benefit postretirement plan	**—**	**(1,465)**	**(536)**	**(929)**	**(929)**
December 31, 2006	**$ 5,685**	**19,121**	**4,165**	**14,956**	**$20,641**

In July 2006, TSYS restructured its European branch operation into a new statutory structure that facilitates continued expansion in the European region. As a result, TSYS' UK branch structure was terminated with some of the former UK branch assets and workforce being contributed into the new European statutory structure. Consistent with its overall strategy of pursuing international investment opportunities, TSYS adopted the permanent reinvestment exception under Accounting Principles Board Opinion No. 23 (APB 23) *"Accounting for Income Taxes — Special Areas,"* with respect to future earnings of certain foreign subsidiaries. Its decision to permanently reinvest foreign earnings offshore means TSYS will no longer allocate taxes to foreign currency translation adjustments associated with these foreign subsidiaries accumulated in other comprehensive income. This treatment is reflected beginning with the third quarter of 2006.

NOTE 17 Commitments and Contingencies

LEASE COMMITMENTS: TSYS is obligated under noncancelable operating leases for computer equipment and facilities.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2006, are as follows:

(In thousands)	
2007	$ 96,510
2008	54,494
2009	35,617
2010	14,570
2011	8,625
Thereafter	6,434
Total future minimum lease payments	$216,250

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allows the Company to continually update its computer equipment. Total rental expense under all operating leases in 2006, 2005 and 2004 was $121.9 million, $107.9 million and $97.1 million, respectively.

CONTRACTUAL COMMITMENTS: In the normal course of its business, the Company maintains long-term processing contracts with its clients. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which the Company's performance is measured. In the event the Company does not meet its contractual commitments with its clients, the Company may incur penalties and certain clients may have the right to terminate their contracts with the Company. The Company does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial position, results of operations or cash flows.

CONTINGENCIES: The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for expected future litigation exposures that TSYS determines to be both probable and reasonably estimable.

GUARANTEES AND INDEMNIFICATIONS: The Company has entered into processing and licensing agreements with its clients that include intellectual property indemnification clauses. Under these clauses, the Company generally agrees to indemnify its clients, subject to certain exceptions, against legal claims that TSYS' services or systems infringe on certain third party patents, copyrights or other proprietary rights. In the event of such a claim, the Company is generally obligated to hold the client harmless and pay for related losses, liabilities, costs and expenses, including, without limitation, court costs and reasonable attorney's fees. The Company has not made any indemnification payments pursuant to these indemnification clauses.

The Company has not recorded a liability for guarantees or indemnities in the accompanying consolidated balance sheet since the maximum amount of potential future payments under such guarantees and indemnities is not determinable.

NOTE 18 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,		
(in thousands)	**2006**	2005	2004
Current income tax expense (benefit):			
Federal	**$137,103**	139,116	48,029
State	**3,669**	(860)	(3,957)
Foreign	**3,682**	4,687	1,447
Total current income tax expense	**144,454**	142,943	45,519
Deferred income tax expense (benefit):			
Federal	**(17,578)**	(35,738)	29,028
State	**(418)**	(1,792)	873
Foreign	**(276)**	(2,127)	1,790
Total deferred income tax expense	**(18,272)**	(39,657)	31,691
Total income tax expense	**$126,182**	103,286	77,210

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, minority interest and equity in income of equity investments as a result of the following:

(in thousands)	Years Ended December 31, 2006	2005	2004
Computed "expected" income tax expense	**$130,149**	102,175	71,502
Increase (decrease) in income tax expense resulting from:			
Minority interests in income of consolidated subsidiaries and equity in income of equity investments	**1,222**	2,058	8,217
State income tax expense (benefit), net of federal income tax effect	**2,112**	(1,724)	(2,004)
Increase in valuation allowance	**1,840**	388	438
Tax credits	**(5,335)**	(4,532)	(1,172)
Permanent differences and other, net	**(3,806)**	4,921	229
Total income tax expense	**$126,182**	103,286	77,210
Effective tax rate	**33.8%**	34.9%	34.2%

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2006 and 2005 relate to the following:

(in thousands)	At December 31, 2006	2005
Deferred income tax assets:		
Net operating loss and income tax credit carryforwards	**$ 9,167**	10,565
Allowances for doubtful accounts and billing adjustments	**7,644**	8,618
Deferred revenue	**9,259**	1,234
Other, net	**21,310**	11,974
Total deferred income tax assets	**47,380**	32,391
Less valuation allowance for deferred income tax assets	**(4,081)**	(2,241)
Net deferred income tax assets	**43,299**	30,150
Deferred income tax liabilities:		
Excess tax over financial statement depreciation	**(35,044)**	(51,219)
Computer software development costs	**(46,686)**	(37,160)
Purchase accounting adjustments	**(3,192)**	(4,122)
Foreign currency translation	**(4,333)**	(3,424)
Other, net	**(7,507)**	(8,439)
Total deferred income tax liabilities	**(96,762)**	(104,364)
Net deferred income tax liabilities	**$(53,463)**	(74,214)
Total net deferred tax assets (liabilities):		
Current	**$ 21,556**	15,264
Noncurrent	**(75,019)**	(89,478)
Net deferred income tax liability	**$(53,463)**	(74,214)

As of December 31, 2006, TSYS had recognized deferred tax assets from net operating loss and federal and state income tax credit carryforwards of $15.4 million and $2.6 million, respectively. As of December 31, 2005, TSYS had net operating loss and federal and state income tax credit carryforwards of $20.5 million and $3.3 million, respectively. The credits will begin to expire in the year 2010. The net operating losses will expire in the years 2011 through 2019. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2006 and 2005, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $4.1 million and $2.2 million at December 31, 2006 and 2005, respectively. The increase in the valuation allowance for deferred income tax assets was $1.9 million for the year ended December 31, 2006. The increase relates to state and foreign losses recognized in 2006, which more likely than not will not be realized in later years.

The Company realizes substantial credits against state income taxes. The Company is able to recognize benefits in excess of its state income tax obligations by transferring these credits to affiliated companies in exchange for cash payments.

NOTE 19 Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. These employee benefit plans are described as follows:

MONEY PURCHASE PLAN: The Company's employees are eligible to participate in the Synovus Financial Corp./Total System Services, Inc. (Synovus/TSYS) Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company's contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2006	**$19,156**
2005	17,322
2004	14,181

PROFIT SHARING PLAN: The Company's employees are eligible to participate in the Synovus/TSYS Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. The Company's contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2006	**$19,038**
2005	17,804
2004	13,869

401(K) PLAN: The Company's employees are eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute eligible pretax compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company's attainment of certain financial goals. The Company's contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2006	**$ 5,373**
2005	15,190
2004	—

STOCK PURCHASE PLAN: The Company maintains stock purchase plans for employees and directors, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. The Company's contributions to these plans charged to expense for the years ended December 31 are as follows:

(in thousands)	
2006	**$5,209**
2005	4,836
2004	4,047

POSTRETIREMENT MEDICAL BENEFITS PLAN: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan, which is immaterial to the Company's consolidated financial statements. The measurement of the benefit expense and accrual of benefit costs associated with the plan do not reflect the effects of the 2003 Medicare Act. Additionally, the benefit expense and accrued benefit cost associated with the plan, as well as any potential impact of the effects of the 2003 Medicare Act, are not significant to the Company's consolidated financial statements.

NOTE 20 Segment Reporting, including Geographic Area Data and Major Customers

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS No. 131), *"Disclosures about Segments of an Enterprise and Related Information."* SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area data and major customers.

On November 16, 2006, TSYS acquired 55% of TSYS Managed Services to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. Refer to Note 22 for more information on TSYS Managed Services. Since the acquisition, TSYS has included the financial results of TSYS Managed Services in the international-based support services segment.

On July 11, 2006, TSYS acquired TSYS Card Tech, increasing TSYS' card issuing and merchant acquiring capabilities and extending TSYS' geographic reach to Asia Pacific, Europe, the Middle East and Africa. Since the acquisition, TSYS has included the financial results of TSYS Card Tech in the international-based support services segment.

In April 2006, TSYS renamed Vital Processing Services, L.L.C. as TSYS Acquiring. Effective January 1, 2006, Golden Retriever became a wholly owned subsidiary of ESC. Also effective January 1, 2006, Merlin became a wholly owned subsidiary of TSYS. Both entities were previously wholly owned subsidiaries of TSYS Acquiring and were reported under the merchant acquiring services segment. Effective January 1, 2006, the financial results of the two entities are included in the domestic-based support services segment. The results for previous periods have been reclassified to reflect these changes.

On March 1, 2005, TSYS acquired the remaining 50% of TSYS Acquiring from Visa. Refer to Note 22 for more information about the acquisition of TSYS Acquiring. As a result of the acquisition, the Company revised its segment information to reflect the information that the chief operating decision maker (CODM) uses to make resource allocations and strategic decisions. The CODM at TSYS consists of the chairman of the board and chief executive officer, the president and the three senior executive vice presidents. The revision included adding a new segment, merchant acquiring services, to include the information regarding TSYS Acquiring. For periods prior to the acquisition, TSYS has reclassified the Company's share of the equity in income of TSYS

Acquiring that was included in the domestic-based support services segment.

Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to card-issuing institutions in the United States and internationally. The domestic-based support services include electronic payment processing services and other services provided from within the United States. The domestic-based support services segment includes the financial results of TSYS, excluding its foreign branch offices and divisions, and including the following subsidiaries: Columbus Depot Equipment Company, Columbus Productions, Inc., TSYS Canada Inc., TSYS Total Debt Management, Inc., ProCard, Inc., TSYS Technology Center, Inc., TSYS Prepaid, Inc., Merlin and ESC and its wholly owned subsidiary, Golden Retriever.

International-based support services include electronic payment processing services and other services from outside the United States. International-based support services include the financial results of GP Net, TSYS Japan Co., Ltd., TSYS Servicos de Transacoes Eletronicas Ltda., Total System Services Holding Europe LP and its subsidiaries and TSYS' foreign branch offices and divisions. TSYS' share of the equity earnings of its equity investments, TSYS de México and CUP Data, are included in international-based support services because TSYS de México's and CUP Data's operations and client bases are located outside the United States.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties.

(in thousands) **Operating Segments**	**Domestic-Based Support Services**	**International-Based Support Services**	**Merchant Acquiring Services**	**Consolidated**
2006				
Revenues before reimbursables	$1,057,257	158,608	237,786	$1,453,651
Intersegment revenues	(18,130)	(956)	(132)	(19,218)
Revenues before reimbursables from external customers	$1,039,127	157,652	237,654	$1,434,433
Total revenues	$1,349,797	183,425	282,108	$1,815,330
Intersegment revenues	(27,071)	(956)	(132)	(28,159)
Revenues from external customers	$1,322,726	182,469	281,976	$1,787,171
Depreciation and amortization	$ 137,093	20,489	27,312	$ 184,894
Intersegment expenses	$ 22,476	(18,784)	(31,791)	$ (28,099)
Segment operating income	$ 280,041	19,591	57,450	$ 357,082
Income before income taxes, minority interest and equity income of equity investments	$ 295,303	16,958	59,593	$ 371,854
Income tax expense	$ 97,497	5,818	22,867	$ 126,182
Equity in income of equity investments	$ —	4,243	—	$ 4,243
Net income	$ 198,694	13,743	36,726	$ 249,163
Identifiable assets	$1,517,299	308,713	210,117	$2,036,129
Intersegment eliminations	(400,957)	(894)	(37)	(401,888)
Total assets	$1,116,342	307,819	210,080	$1,634,241

(in thousands) Operating Segments	Domestic-Based Support Services	International-Based Support Services	Merchant Acquiring Services	Consolidated
2005				
Revenues before reimbursables	$ 959,846	123,865	220,038	$ 1,303,749
Intersegment revenues	(13,809)	—	(150)	(13,959)
Revenues before reimbursables from external customers	$ 946,037	123,865	219,888	$ 1,289,790
Total revenues	$1,220,199	146,982	258,082	$ 1,625,263
Intersegment revenues	(22,183)	—	(149)	(22,332)
Revenues from external customers	$1,198,016	146,982	257,933	$ 1,602,931
Depreciation and amortization	$ 114,137	16,569	19,371	$ 150,077
Intersegment expenses	$ 33,920	(31,245)	(25,691)	$ (23,016)
Segment operating income	$ 235,267	9,373	42,489	$ 287,129
Income before income taxes, minority interest and equity income of equity investments	$ 241,666	6,972	43,289	$ 291,927
Income tax expense	$ 80,876	4,925	17,485	$ 103,286
Equity in income of equity investments	$ —	2,893	3,242	$ 6,135
Net income	$ 160,853	4,567	29,100	$ 194,520
Identifiable assets	$1,320,552	178,135	230,712	$ 1,729,399
Intersegment eliminations	(318,475)	(1)	(26)	(318,502)
Total assets	$1,002,077	178,134	230,686	$ 1,410,897

(in thousands) Operating Segments	Domestic-Based Support Services	International-Based Support Services	Merchant Acquiring Services	Consolidated
2004				
Revenues before reimbursables	$ 848,367	108,252	—	$ 956,619
Intersegment revenues	—	—	—	—
Revenues before reimbursables from external customers	$ 848,367	108,252	—	$ 956,619
Total revenues	$1,071,967	115,051	—	$1,187,018
Intersegment revenues	(10)	—	—	(10)
Revenues from external customers	$1,071,957	115,051	—	$1,187,008
Depreciation and amortization	$ 95,430	13,158	—	$ 108,588
Intersegment expenses	$ 22,045	(22,046)	—	$ (1)
Segment operating income	$ 196,067	6,147	—	$ 202,214
Income before income taxes, minority interest and equity income of equity investments	$ 198,500	5,791	—	$ 204,291
Income tax expense	$ 66,535	3,147	7,528	$ 77,210
Equity in income of equity investments	$ —	1,737	21,999	$ 23,736
Net income	$ 131,966	4,122	14,470	$ 150,558
Identifiable assets	$1,265,567	169,877	—	$1,435,444
Intersegment eliminations	(153,501)	—	—	(153,501)
Total assets	$1,112,066	169,877	—	$1,281,943

Revenues for domestic-based support services and merchant acquiring services include electronic payment processing services and other services provided from the United States to clients domiciled in the United States or other countries. Revenues for international-based support services include electronic payment processing services and other services provided from facilities outside the United States to clients based predominantly outside the United States.

GEOGRAPHIC AREA DATA: The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

(in millions)	At December 31, 2006	2005
United States	**$204.7**	211.1
Europe	**63.1**	55.3
Japan	**1.9**	1.4
Canada	**0.1**	0.1
Other	**1.5**	0.1
Totals	**$271.3**	268.0

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company's customers:

(in millions)	**2006**	**%**	2005	%	2004	%
United States	**$1,482.1**	**82.9**	$1,354.1	84.5	$ 973.3	82.0
Europe	**158.8**	**8.9**	132.6	8.2	102.6	8.6
Canada	**102.0**	**5.7**	89.9	5.6	83.2	7.0
Japan	**18.6**	**1.0**	15.6	1.0	14.0	1.2
Mexico	**12.3**	**0.7**	7.6	0.5	11.2	0.9
Other	**13.4**	**0.8**	3.1	0.2	2.7	0.3
Totals	**$1,787.2**	**100.0**	$1,602.9	100.0	$1,187.0	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT: The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	Domestic-Based Support Services			International-Based Support Services			Merchant Acquiring Services		
(in millions)	**2006**	2005	2004	**2006**	2005	2004	**2006**	2005	2004
United States	**$1,201.3**	1,097.1	973.3	**$ —**	—	—	**$280.8**	257.0	—
Europe	**1.5**	1.2	1.5	**157.3**	131.4	101.1	**—**	—	—
Canada	**101.5**	89.5	83.2	**—**	—	—	**0.5**	0.4	—
Japan	**—**	—	—	**18.6**	15.6	14.0	**—**	—	—
Mexico	**12.3**	7.6	11.2	**—**	—	—	**—**	—	—
Other	**6.1**	2.6	2.7	**6.6**	—	—	**0.7**	0.5	—
Totals	**$1,322.7**	1,198.0	1,071.9	**$182.5**	147.0	115.1	**$282.0**	257.9	—

MAJOR CUSTOMERS: For the years ended December 31, 2006, 2005 and 2004, the Company had two major customers which accounted for approximately 34.4%, 32.4% and 27.5%, respectively, of total revenues. Revenues from major customers for the year ended December 31, 2004 are attributable to the domestic-based support services segment. Revenues from the major customers for the years ended December 31, 2006 and 2005, respectively, are primarily attributable to the domestic-based support services segment and the merchant acquiring services segment.

Revenue (in millions)	2006 Dollars	2006 % of Total Revenues	2005 Dollars	2005 % of Total Revenues	2004 Dollars	2004 % of Total Revenues
	Years Ended December 31,					
Client 1	**$434.2**	**24.3**	$357.3	22.3	$220.1	18.5
Client 2	**181.0**	**10.1**	162.1	10.1	106.5	9.0
Totals	**$615.2**	**34.4**	$519.4	32.4	$326.6	27.5

NOTE 21 Supplemental Cash Flow Information

Restricted Stock Awards

On October 23, 2006, the Company issued 275,150 shares of common stock with a market value of $6.7 million to certain key employees under nonvested shares for services to be provided by such employees in the future.

During the first quarter of 2006, the Company issued 150,775 shares of common stock with a market value of $3.0 million compared to 221,902 shares of common stock with a market value of $5.1 million in the first quarter of 2005. These shares are issued to certain key executive officers and non-management members of its board of directors under nonvested awards for services to be provided by such officers and directors in the future.

On July 19, 2005, the Company issued 5,000 shares of common stock with a market value of $120,000 to a certain key officer under a restricted stock bonus award for services to be provided by such officer in the future.

Equipment Acquired Under Capital Lease Obligations

The Company acquired equipment under capital lease in the amount of $3.8 million and $1.5 million related to computer equipment in 2006 and 2005, respectively.

NOTE 22 Acquisitions

TSYS Managed Services

On November 16, 2006, TSYS announced an agreement with Merchants, a customer-contact company, and a wholly owned subsidiary of Dimension Data, to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The agreement combines the call-center capabilities of Merchants with TSYS' special business unit, both of which specialize in customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in card issuing and merchant acquiring. The new venture is called TSYS Managed Services EMEA, Ltd. and includes existing Merchants centers that comprise more than 200 seats in Milton Keynes, England, near London, and Barneveld, The Netherlands, near Amsterdam. TSYS paid an aggregate consideration of approximately $2.5 million, including direct acquisition costs.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS' international clients. TSYS consolidated TSYS Managed Services' balance sheet and results of operations, as of November 16, 2006. The Company recorded the acquisition of majority ownership as a business combination requiring the Company to allocate the purchase price for the assets acquired and liabilities assumed based upon their relative fair values. The Company has preliminarily allocated $323,000 to goodwill related to TSYS Managed Services.

The acquisition of TSYS Managed Services allows TSYS to deliver the same managed services to clients in Europe and the broader region as it does to its domestic clients. TSYS Managed Services operates as a separate, majority owned subsidiary of TSYS. Revenues associated with TSYS Managed Services are included in international — based support services for segment reporting purposes.

TSYS Card Tech

On July 11, 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies, increasing TSYS' electronic payment processing and merchant acquiring capabilities and extending its geographic reach to Asia Pacific, Europe, the Middle East and Africa. TSYS paid an aggregate consideration of approximately $59.3 million, including direct acquisition costs.

Card Tech, Ltd. was established in 1989 and maintains service centers in London, England; Dubai, United Arab Emirates; Nicosia, Cyprus; and Kuala Lumpur, Malaysia.

Card Tech has implemented its payments software for six of the 25 largest global banks and three of the largest global card issuers. Worldwide, the company has approximately 190 clients from 70 countries — primarily banks. Its applications are certified by all of the major global payment networks. TSYS formed and/or acquired five companies in connection with the Card Tech, Ltd. acquisition, which the Company collectively refers to as TSYS Card Tech.

The acquisition of TSYS Card Tech allows TSYS to expand its service offerings and enter into new markets. TSYS Card Tech's software applications are utilized globally. TSYS Card Tech offers a server-based system with an established global footprint for comprehensive issuing and acquiring services. TSYS Card Tech offers products and services for installment loans, credit, debit, merchant acquiring and prepaid payment platforms in addition to fraud, risk management, authorizations, chargebacks, e-commerce and m-commerce solutions designed for the bankcard market. TSYS Card Tech's applications are browser-based, multilingual, multicurrency and multi-country (including double-byte-enabled).

TSYS consolidated TSYS Card Tech's balance sheet and results of operations, as of July 11, 2006. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $27.4 million to goodwill, approximately $24.6 million to other identifiable intangible assets and the remaining amounts to other assets and liabilities acquired. The preliminary purchase price allocation is presented below:

(in thousands)	
Cash and cash equivalents	$ 4,324
Intangible assets	24,600
Goodwill	27,430
Other assets	12,502
Total assets acquired	68,856
Other liabilities	9,565
Total liabilities assumed	9,565
Net assets acquired	$59,291

Revenues associated with TSYS Card Tech are included in electronic payment processing services and are included in international — based support services for segment reporting purposes.

China UnionPay Data Co., Ltd.

Effective November 1, 2005, TSYS purchased an initial 34.04% equity interest in CUP Data, the payments-processing subsidiary of China UnionPay Co., Ltd. (CUP). Effective August 1, 2006, TSYS increased its ownership interest to 44.56% of CUP Data for $15.6 million. CUP is sanctioned by the People's Bank of China, China's central bank, and has become one of the world's largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China. In its first two years of business, CUP Data has signed numerous processing agreements for several of China's largest financial institutions. The acquisition of an equity interest in CUP Data allows TSYS entry into new markets internationally.

The Company is using the equity method of accounting to account for its investment in CUP Data. The difference between the cost of the investment and the amount of underlying equity in net assets of CUP Data is recognized as goodwill. The purchase price allocation related to the acquisition is presented below:

(in thousands)	
Total assets acquired	$12,921
Goodwill	39,773
Net assets acquired	$52,694

The goodwill associated with CUP Data is not reported as goodwill in the Company's balance sheet, but is reported as a component of the equity investment.

TSYS Acquiring Solutions, L.L.C.

Vital Processing Services, L.L.C. (Vital), a limited liability company, was established in May 1996 as a 50/50 joint venture between TSYS and Visa U.S.A. (Visa). Vital was renamed as TSYS Acquiring in April 2006. TSYS Acquiring provides integrated end-to-end electronic transaction processing services primarily to large financial institutions and other merchant acquirers. TSYS Acquiring processes all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of retail market segments.

On March 1, 2005, TSYS acquired the remaining 50% of TSYS Acquiring from Visa for $95.8 million in cash, including direct acquisition costs of $794,000. TSYS Acquiring is now a separate, wholly owned subsidiary of TSYS. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring's balance sheet and results of operations in TSYS' consolidated financial statements. In accordance with authoritative accounting guidelines, TSYS recorded the acquisition of the incremental 50% interest as a business combination, requiring that TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their relative fair values. The Company finalized the purchase price allocation during the first quarter of 2006 and has allocated $30.2 million to goodwill, $30.5 million to other identifiable intangible assets and the remaining amount to the assets and liabilities acquired. Of the $30.5 million other identifiable intangible assets, the Company has allocated $18.5 million to computer software and the remaining amount to other intangible assets. The acquisition of TSYS Acquiring allows TSYS to be a provider of value-based services at both ends of the payment chain and allows TSYS to expand the services offered to the Company's largest customers. Revenues associated with TSYS Acquiring are included in merchant acquiring services and are classified in merchant acquiring services for segment reporting purposes.

Since TSYS acquired less than 100% of the outstanding shares of the acquired enterprise, the valuation of assets acquired and liabilities assumed in the acquisition was based on a pro rata allocation of the fair values of the assets acquired and liabilities assumed and the historical financial statement carrying amounts of the assets and liabilities of the acquired enterprise. As a result, TSYS recorded the fair value of the 50% interest of TSYS Acquiring's assets acquired and liabilities assumed as of March 1, 2005. The Company recorded the remaining 50% interest of TSYS Acquiring's assets and liabilities at historical carrying values. The purchase price allocation is presented below:

(in thousands)	
Cash and cash equivalents	$ 19,399
Intangible assets	30,500
Goodwill	30,211
Other assets	47,563
Total assets acquired	127,673
Other liabilities	31,830
Total liabilities assumed	31,830
Minority interest	49
Net assets acquired	$ 95,794

Effective October 1, 2005, TSYS acquired the remaining 49% of Merlin, a subsidiary of TSYS Acquiring, for approximately $2.0 million. TSYS recorded the acquisition of the incremental 49% interest as a business combination requiring the Company to allocate the purchase price of the assets acquired and liabilities assumed based on their relative fair values. The Company has allocated $1.9 million to goodwill related to the acquisition of Merlin by TSYS Acquiring.

TSYS Prepaid, Inc.

On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity) for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid, Inc. The Company finalized its purchase price allocation and allocated approximately $39.6 million to goodwill, approximately $10.9 million to other intangibles and the remaining amount to the assets and liabilities acquired. Of the $10.9 million intangibles, the Company has allocated $8.5 million to computer software and the remaining amount to other intangible assets. TSYS Prepaid is a provider of prepaid card solutions that utilize the Visa, MasterCard, EFT and ATM networks for Fortune 500 companies as well as domestic and international financial institutions. The Company believes the acquisition of TSYS Prepaid enhances TSYS' processing services by adding enhanced functionality and distinct value differentiation for TSYS and its clients. TSYS Prepaid operates as a separate, wholly owned subsidiary of TSYS. Revenues associated with TSYS Prepaid are included in electronic payment processing services and are classified in domestic-based support services for segment reporting purposes. The purchase price allocation is presented below:

(in thousands)	
Cash and cash equivalents	$ 2,422
Restricted cash	16,672
Intangible assets	10,900
Goodwill	39,619
Other assets	4,817
Total assets acquired	74,430
Other liabilities	20,915
Total liabilities assumed	20,915
Net assets acquired	$53,515

Pro forma

Presented below are the pro forma consolidated results of operations for the year ended December 31, 2005, as though the acquisition of TSYS Acquiring had occurred on January 1, 2005. This pro forma information is based on the historical financial statements of TSYS Acquiring. Pro forma results do not include any actual or anticipated cost savings or expenses of the planned integration of TSYS and TSYS Acquiring, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future.

(in thousands, except per share data)	Year Ended December 31, 2005
Revenues	$1,646,520
Net income	196,517
Basic earnings per share	1.00
Diluted earnings per share	1.00

The pro forma impact of the TSYS Card Tech and TSYS Managed Services acquisitions on revenues and net income for periods prior to the acquisition was not material.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 14 to the consolidated financial statements,effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), *"Share-Based Payment."*

As discussed in Notes 16 and 19 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,"* as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Total System Services, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
February 28, 2007

Management's Report on Internal Control Over Financial Reporting

The management of Total System Services, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company maintains accounting and internal control systems which are intended to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with management's authorization and accounting records are reliable for preparing financial statements in accordance with accounting principles generally accepted in the United States.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, risk.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework.

The Company acquired TSYS Card Tech, Ltd. (TSYS Card Tech) and TSYS Managed Services EMEA, Ltd. (TSYS Managed Services) during 2006, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, TSYS Card Tech's and TSYS Managed Services' internal control over financial reporting associated with 4.6% and 0.9%, respectively, of total consolidated assets and 0.7% and 0.1%, respectively, of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2006.

Based on our assessment management believes that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. KPMG LLP's attestation report on management's assessment of the Company's internal control over financial reporting appears on page 88 hereof.



Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer



James B. Lipham
Senior Executive Vice President &
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Total System Services, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Total System Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Total System Services, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Total System Services, Inc. acquired TSYS Card Tech, Ltd. (TSYS Card Tech) and TSYS Managed Services EMEA, Ltd. (TSYS Managed Services) during 2006, and management excluded from its assessment of the effectiveness of Total System Services, Inc.'s internal control over financial reporting as of December 31, 2006, TSYS Card Tech's and TSYS Managed Services' internal control over financial reporting associated with 4.6% and 0.9%, respectively, of total consolidated assets and 0.7% and 0.1%, respectively, of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of Total System Services, Inc. also excluded an evaluation of the internal control over financial reporting of TSYS Card Tech and TSYS Managed Services.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income, for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
February 28, 2007

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS' common stock trades on the New York Stock Exchange (NYSE) under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of February 20, 2007, there were 6,914 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $0.07 per share was declared on November 21, 2006, and was paid January 2, 2007, to shareholders of record on December 21, 2006. Total dividends declared in 2006 and in 2005 amounted to $53.2 million and $43.4 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2006, 2005 and 2004.

(In thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006	**Revenues**	**$412,290**	**429,165**	**441,815**	**503,901**
	Operating income	**71,857**	**84,731**	**72,257**	**128,237**
	Net income	**50,393**	**57,406**	**54,306**	**87,058**
	Basic earnings per share	**0.26**	**0.29**	**0.28**	**0.44**
	Diluted earnings per share	**0.26**	**0.29**	**0.28**	**0.44**
	Cash dividends declared	**0.06**	**0.07**	**0.07**	**0.07**
	Stock prices:				
	High	**20.79**	**20.76**	**24.02**	**26.61**
	Low	**18.54**	**17.92**	**17.87**	**22.40**
	Close	**19.92**	**19.25**	**22.83**	**26.39**
2005	Revenues	$ 349,983	410,244	421,970	420,734
	Operating income	66,306	76,346	72,332	72,145
	Net income	46,123	50,643	48,056	49,698
	Basic earnings per share	0.23	0.26	0.24	0.25
	Diluted earnings per share	0.23	0.26	0.24	0.25
	Cash dividends declared	0.04	0.06	0.06	0.06
	Stock prices:				
	High	25.50	25.88	25.20	23.65
	Low	22.00	22.48	22.51	17.76
	Close	24.99	24.10	23.31	19.79
2004	Revenues	$ 285,236	289,622	304,993	307,157
	Operating income	44,142	47,272	51,995	58,805
	Net income	32,561	35,886	39,141	42,970
	Basic earnings per share	0.17	0.18	0.20	0.22
	Diluted earnings per share	0.17	0.18	0.20	0.22
	Cash dividends declared	0.02	0.04	0.04	0.04
	Stock prices:				
	High	31.27	23.74	25.52	26.66
	Low	19.47	21.00	20.89	22.59
	Close	21.07	21.90	25.24	24.30

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor's 500 Index and the Standard & Poor's Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2001 and reinvestment of all dividends).

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG TSYS, THE S&P 500 INDEX AND THE S&P SYSTEMS SOFTWARE INDEX



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2001
2002
2003
2004
2005
2006
Total System Services, Inc.
S&P 500 Index
S&P Systems Software Index

	2001	2002	2003	2004	2005	2006
TSYS	$100	$64	$148	$116	$ 96	$129
S&P 500	$100	$78	$100	$111	$117	$135
S&P SS	$100	$75	$ 88	$ 95	$ 91	$107

Shareholder Information

Corporate Headquarters
TSYS
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com
+1.706.649.2310

Stock Trading Information
TSYS common stock is traded as "TSS" on the New York Stock Exchange (NYSE). Price and volume information appear under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan
The TSYS Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in TSYS stock easy, convenient and more affordable. You may request information about the Dividend Reinvestment and Direct Stock Purchase Plan over the phone at +1.800.503.8903.

New Investors
You can join the Plan by making an initial investment of at least $250, which includes an enrollment fee of $15.

TSYS Shareholders
You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment
You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments
You can purchase additional shares by investing between $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly, or more often if volume dictates. Fees are lower than those typically charged by the financial-services industry.

Safekeeping
You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate any time at no cost.

Gifts and Transfers of Shares
You can make gifts or transfers to others. Contact Mellon Investor Services at +1.800.503.8903 or your investment-advisory firm for more information.

Sale of Shares
You can sell some or all of your shares when you choose at fees lower than those typically charged by the financial-services industry. Shares are sold weekly, or more often if volume dictates. For an enrollment package, contact our automated request line at +1.800.503.8903.

Form 10-K
A copy of the company's 2006 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the addresses below:

Shawn Roberts
TSYS Investor Relations
P.O. Box 120
Columbus, GA 31902-0120
shawnroberts@tsys.com

Annual Shareholders' Meeting
The Annual Meeting of Shareholders will be held on April 24, 2007, at 10 a.m. EDT at the TSYS Riverfront Campus Auditorium in Columbus, Georgia.

Independent Auditors
KPMG LLP
Atlanta, Georgia

Investor Relations
Analysts, investors and others seeking additional information not available at tsys.com should contact:

Shawn Roberts
TSYS Investor Relations
P.O. Box 120
Columbus, GA 31902-0120
+1.706.644.6081
shawnroberts@tsys.com

Current shareholders requiring assistance should contact Mellon Investor Services:

P.O. Box 3315
South Hackensack, NJ 07606-1915

Registered Mail or Overnight Delivery:
480 Washington Blvd.
Jersey City, NJ 07310

Telephone Inquiries:
+1.800.503.8903

Online Access

Online Services at tsys.com
You can purchase your initial shares online at tsys.com. TSYS makes it easy and convenient to get current information on your shareholder account any time.

You will have access to:
- View account status
- Purchase or sell shares
- View book-entry information
- Request certificate issuance
- Establish or change your PIN
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form
- Request a dividend check replacement
- Receive annual meeting materials electronically

Form 10-K and NYSE Certifications

TSYS has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its 2006 Annual Report on Form 10-K and submitted to the NYSE in 2006 the Chief Executive Officer's annual certification that he is not aware of any violation by the company of the NYSE corporate-governance listing standards.

Cautionary language regarding forward-looking statements:
This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to TSYS' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements.

TSYS®
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
+1.706.649.2310

www.tsys.com

END